SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Golf Trust of America, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   38168B-10-3
                                 (CUSIP Number)

                               Merrick R. Kleeman
                                Golf Hosts, Inc.
                              c/o Starwood Capital
                         Three Pickwick Plaza, Suite 250
                          Greenwich, Connecticut 06830
                                  (203)861-2100

                                    Copy to:

                                James B. Carlson
                              Mayer, Brown & Platt
                            1675 Broadway, Suite 1900
                            New York, New York 10019
                                 (212) 506-2500

          -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 23, 1997
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

                                  SCHEDULE 13D

     CUSIP No. 38168B-10-3
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Golf Hosts, Inc.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY


     (4)  SOURCE OF FUNDS

          00 (See response to Item 3)

     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     ------------------------------------------------------------------

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida
                                     (7)  SOLE VOTING POWER
                NUMBER OF                 309,326
                 SHARES
              BENEFICIALLY           (8)  SHARED VOTING POWER
                OWNED BY                  None
                  EACH
                REPORTING            (9)  SOLE DISPOSITIVE POWER
                 PERSON                   309,326
                  WITH
                                    (10)  SHARED DISPOSITIVE POWER
                                          None

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          309,326

     (12) CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                 (  )


     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          7.4%

     (14) TYPE OF REPORTING PERSON

          CO

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share ("Company Common Stock"), of Golf Trust of America, Inc., a Maryland corporation (the "Company"), which has its principal executive offices at 14 North Adger's Wharf, Charleston, SC 29401.

Item 2.  Identity and Background.

         This Statement is being filed by Golf Hosts, Inc., a Florida corporation ("GHI"). GHI is a wholly owned subsidiary of Golf Host Holdings, Inc., a Delaware corporation ("Holdings"). Holdings is owned by more than twenty individual shareholders; no single shareholder exercises control over Holdings. The directors of GHI and Holdings are Barry Sternlicht, Merrick Kleeman and Madison Grose (collectively, the "Directors"), all of whom are United States citizens. The officers of GHI and Holdings are Barry Sternlicht, Chairman and CEO; Merrick Kleeman, President and Treasurer; and Madison Grose, Secretary (collectively the "Officers"). The principal executive office of GHI is 36750 U.S. Highway 19 North, Palm Harbor, FL 34684. The principal executive office of Holdings and the business address of the Directors and Officers is c/o Starwood Capital Group, Three Pickwick Plaza, Suite 250, Greenwich, CT 06830. GHI and Holdings are each a holding company with subsidiaries that are primarily engaged in the business of owning golf resorts and operating rental pools. Each of the Directors and Officers principal employment is as a managing director of Starwood Capital Group, LLC, Three Pickwick Plaza, Greenwich, CT 06830.

         During the last five years, none of GHI, the Directors or the Officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds to purchase the securities to which this report relates were borrowed pursuant to a Loan Agreement, dated as of June 20, 1997, between Golf Host Resorts, Inc. (a wholly owned subsidiary of GHI)("Resorts"), as the borrower, and Golf Trust of America, L.P. (a subsidiary of the Company)(the "Partnership"), as lender. Resorts borrowed an aggregate of $8,975,000 from the Partnership in order to fund the acquisition of the securities to which this report relates as well as certain additional securities. The securities to which this report relates were transferred from Resorts to GHI simultaneously with their issuance.

         The foregoing summary of the provisions of the Loan Agreement does not purport to be complete, and is qualified in its entirety by reference to the Loan Agreement attached as an exhibit hereto.


Item 4.  Purpose of Transaction.

         The securities to which this report relates and certain additional securities were purchased pursuant to a Securities Purchase Agreement, dated as of June 20, 1997, between the Company, the Partnership and Resorts. The shares of Company Common Stock to which this Statement relates are held by GHI as an investment. Except as otherwise set forth in this Statement, neither GHI nor any Director or Officer presently has any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on such Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's Certificate of Incorporation or By-laws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to any of those enumerated above.

         Subject to applicable law, GHI, the Directors or the Officers may, individually or jointly, acquire shares of Company Common Stock or sell some or all of the shares of the Company Common Stock which may be owned by them from time to time, depending on their evaluation of the Company's business, prospects and financial condition, the market for the shares, other opportunities available to GHI, the Directors or the Officers, general economic conditions, money and stock market conditions and other future developments.

         Lost Oaks, L.P., a Delaware limited partnership ("Lost Oaks") affiliated with GHI, Holdings, the Officers and Directors, has the right to receive an indeterminate number of shares of Company Common Stock after March 1, 1999, based upon the economic performance of certain assets comprising the Tarpon Woods Golf and Country Club, which is owned by the Partnership and leased to Lost Oaks.

Item 5.  Interest in Securities of the Issuer.


         GHI beneficially owns 309,326 shares of Company Common Stock (the "Shares"). The Shares constitute approximately 7.4% of the shares of Company Common Stock issued and outstanding as of January 12, 1998 (based upon a total of 4,161,000 shares of Company Common Stock issued and outstanding on January 12, 1998).

         159,326 of the Shares are owned directly by GHI. 150,000 of the Shares may be issued upon exercise of an option ("Option") held by GHI at any time prior to December 31, 1998 (subject to extension in certain circumstances). GHI has sole voting and disposition power with respect to the Shares. None of the Directors or Officers beneficially own any shares of Company Common Stock.

         The foregoing summary of the Option does not purport to be complete and is qualified in its entirety to the Securities Purchase Agreement as amended to date which is attached as an exhibit hereto.

         Except as set forth in this Statement, GHI, the Directors and Officers have not affected any transactions in shares of Company Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         GHI, Resorts and the Company are party to the following agreements with respect to the Shares: (a)a Shareholder Agreement, a Pledge Agreement and three
(3) Proxies, each dated as of June 20, 1997, and (b) an Additional Pledge Agreement and a Stock Options Pledge Agreement, each dated as of October 3, 1997.

         Pursuant to the Pledge Agreement one-half (79,663) of the shares of Common Stock are pledged to the Partnership to secure the borrowings of Resorts under the Loan Agreement.

         Pursuant to the Proxies, GHI has granted the Company a proxy to vote the Shares which expires as follows: 53,108 shares of Common Stock (one-third of the Common Stock) are released from the Proxy on June 20, 1998, and 53,109 shares of Common Stock are released from the Proxy on each of June 20, 1999 and June 20, 2000.

         Pursuant to the Shareholder Agreement, none of the shares of Common Stock may be transferred (subject to certain exceptions) until June 20, 1998 and one-half (79,663) of the shares may not be transferred until June 20, 1999.

         Pursuant to the Additional Pledge Agreement, 70,980 shares of Common Stock are pledged to the Partnership to secure the borrowings of Lost Oaks under its lease with respect to the Tarpon Woods Golf and Country Club.

         Pursuant to the Stock Options Pledge Agreement, the Option is pledged to the Partnership to secure the borrowings of Lost Oaks under its lease with respect to the Tarpon Woods Golf and Country Club.

         In addition, in the event that the Partnership elects to exercise the purchase option under the Loan Agreement by canceling the indebtedness payable thereunder, Resorts will receive an additional 125,000 shares of Company Common Stock. Reference is hereby made to the discussion of the Option set forth above in response to Item 5, including the summary of provisions thereof, which is incorporated by reference in its entirety herein.

         The foregoing summary of the provisions of the Shareholder Agreement, the Pledge Agreement, the Proxies, the Additional Pledge Agreement and the Stock Options Pledge Agreement does not purport to be complete, and is qualified in its entirety to the respective agreements which are attached as exhibits hereto.

         Except as set forth in this Statement, none of GHI, the Directors or the Officers have any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit A        Loan Agreement, dated as of June 20, 1997

Exhibit B        Securities Purchase Agreement, dated as of
                 June 20, 1997

Exhibit C        Shareholder Agreement, dated as of June 20, 1997

Exhibit D        Proxies, dated as of June 20, 1997

Exhibit E        Pledge Agreement, dated as of June 20, 1997

Exhibit F        Letter Agreement, dated as of October 3, 1997

Exhibit G        Additional Pledge Agreement, dated as of October
                 3, 1997

Exhibit H        Stock Options Pledge Agreement, dated as of
                 October 3, 1997

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: January 13, 1998


                            GOLF HOSTS, INC.


                            By:/s/ Merrick R. Kleeman
                               --------------------------
                               Merrick R. Kleeman
                               President

                                 LOAN AGREEMENT


         THIS LOAN AGREEMENT (this "Agreement") is made as of ______________, 1997 by and between GOLF HOST RESORTS, INC., a Colorado corporation
("Borrower"), and GOLF TRUST OF AMERICA, L.P., a Delaware limited partnership ("Lender").


                                 R E C I T A L S

         A. On the Closing Date (as defined below), Borrower will own (i) that certain real property located in the County of Pinellas, State of Florida described on Exhibit A attached hereto (the "Innisbrook Premises"), together with certain Tangible Personal Property (as defined below) and Intangible Personal Property (as defined below) associated therewith (collectively with the Innisbrook Premises, the "Innisbrook Property") and (ii) that certain real property located in the County of La Plata, State of Colorado described on Exhibit B attached hereto (the "Tamarron Premises"), together with certain Tangible Personal Property and Intangible Personal Property associated therewith (collectively with the Tamarron Premises, the "Tamarron Property").

         B. Borrower has applied to Lender for the loan described herein for the purpose of (i) purchasing certain Lender's Shares (as defined below) pursuant to the Securities Purchase Agreement (as defined below) and (ii) acquisition of the Innisbrook Property and the Tamarron Property.

         C. Lender is willing to make the loan described herein, upon the terms and subject to the conditions set forth herein. Each of the parties acknowledges and agrees that the transaction contemplated hereby creates a creditor/debtor relationship and not that of a landlord/tenant or partnership.

         NOW, THEREFORE, in consideration of the covenants and conditions herein contained, the parties hereto agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

         1.1 Defined Terms. As used herein, the following terms have the respective meanings set forth below:

         "AAA" has the meaning provided in Section 13.1.

         "Additional Base Interest" means interest, payable monthly, on each dollar of the Tranche I Loan in excess of Sixty-Nine Million Nine Hundred Seventy-Five Thousand Dollars ($69,975,000), accruing at the rate of 9.75% per annum.

         "Additional Charges" has the meaning provided in Section 2.5.

         "Additional Collateral" means collectively:

                  (a) the Tamarron Property;

                  (b) Improvements located on the Tamarron Premises;

                  (c) those portions of the Innisbrook Property and those Improvements located on the Innisbrook Premises that are not directly associated with the operation of the golf course located on the Innisbrook Premises, as more particularly shown on Exhibit U attached hereto;

                  (d) any rights of Golf Hosts, Inc., a Florida corporation (the parent of Borrower) ("Golf Hosts") in and to any amounts held in the escrow account established pursuant to the Escrow Agreement (as defined in the Merger Agreement); and

                  (e) the Lender's Shares, exclusive of the Pledged Lender's Shares (and provided such shares shall not be pledged to Lender and do not constitute security for Borrower's obligations hereunder or otherwise under this Agreement or any of the other Loan Documents).

         "Additional Interest Amount" means an amount of additional interest lent to Borrower upon the date of the Transfer Triggering Event, calculated as Seventeen Million Four Hundred Two Thousand Dollars ($17,402,000) on the scheduled Maturity Date, discounted to present value using a discount rate of 11.50%.

         "Adjusted Net Operating Income" has the meaning set forth in Exhibit C of this Agreement.

         "Advisory Association" means that certain association of lessees operating golf courses under a lease with Lender or any Affiliate of Lender.

         "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, that Person.

         "Annual Budget" has the meaning provided in Section 6.9.

         "Assignee" means any entity to which Lender assigns all or any part of the Loans or the Notes.

         "Assignment of Contracts and Permits" means a first priority assignment of, and a first priority security interest in, the Innisbrook Agreements and the Tamarron Agreements, executed by Borrower in favor of Lender, together with all necessary third party consents to such assignment and such other parties as Lender may require, all in form and substance satisfactory to Lender.

         "Authorizations" means all material licenses, permits and approvals required by any governmental or quasi-governmental agency, body or officer for the ownership, operation and use of the Property or any part thereof.

         "Award" means all compensation, sums or anything of value awarded, paid or received on a total or partial Condemnation.

         "Bankruptcy  Event of Default" means any Event of Default  described in
Section 10.1(c), (d) or (e).

         "Base Interest" means, from time to time, (a) the Initial Base Interest, plus (b) the Additional Base Interest, plus (c) the Tranche II Interest (if applicable), in each case as increased from time to time pursuant to the terms of this Agreement.

         "Base Interest Escalator" has the meaning provided in Section 2.3(b).

         "Base  Year"  means  the  calendar  year  1996.  A   quarter-by-quarter
calculation of Gross Revenue in the Base Year is attached hereto as Exhibit D.

         "Borrower" means Golf Host Resorts, Inc. and any successor thereto, or assignee thereof, as permitted by the terms of this Agreement.

         "Borrower's Counsel" means Mayer, Brown & Platt.

         "Borrower's Organizational Documents" means the partnership agreement, articles of incorporation or operating agreement creating Borrower, all other organizational documents of Borrower, and any and all amendments, supplements and modifications thereto.

         "Business Day" means a day other than Saturday, Sunday or any day on which banking institutions in the City of New York, New York are authorized or required by law or other governmental action to be closed.

         "Capital Budget" has the meaning provided in Section 6.9.

         "Capital Expenditures" means expenditures that are properly capitalized under GAAP; provided that Capital Expenditures shall exclude the Tranche I Capital Expenditures .

         "Capital Replacement Fund" means the amount of the Capital Replacement Reserve, together with interest thereon as provided in Section 9.1, less amounts withdrawn from the Capital Replacement Fund as provided in Section 9.1.

         "Capital Replacement Reserve" means an amount equal to $1,076,850 for Fiscal Year 1997 (pro rated from the Closing Date), $2,000,000 for Fiscal Year 1998 and for each Fiscal Year thereafter such amount increased by 3% per annum, compounded annually, through 2001 and 4% per annum thereafter, or such lesser amount as may be mutually agreed to by Borrower and Lender. Such amount shall be deposited by Borrower quarterly as part of the Capital Replacement Fund, as provided in Section 9.1 hereof.

         "Certification of Non-Foreign Status" means a representation and warranty contained in the Deed of Trust or in a separate affidavit, signed under penalty of perjury by an authorized representative of Borrower stating (a) that Borrower is not a "foreign corporation", "foreign partnership", "foreign trust", or "foreign estate", as those terms are defined in the Code and the regulations promulgated thereunder, (b) that Borrower is duly qualified to do business in the States of Florida and Colorado, (c) Borrower's U.S. employer identification number, and (d) the address of Borrower's principal place of business. Such affidavit shall be consistent with the requirements of the regulations promulgated under Section 1445 of the Code, as amended, and shall otherwise be in form and substance acceptable to Lender.

         "Change of Control" means:

                  (a) the issuance and/or sale by Borrower or the sale by any stockholder or partner of Borrower of a Controlling interest in Borrower to a Person other than to a Person that is an Affiliate of Borrower, which shall include spouses and lineal descendants of any stockholder of Borrower as well as any trusts created for estate planning purposes where such stockholder and/or spouses and lineal descendants are beneficiaries;

                  (b) the sale, conveyance or other transfer of all or substantially all of the assets of Borrower (whether by operation of law or otherwise), other than to a Person that is an Affiliate of Borrower;

                  (c) any other transaction, or series of transactions, which results in the shareholders or partners who control Borrower as of the date hereof no longer having Control of Borrower; or

                  (d) any transaction pursuant to which Borrower is merged with or consolidated into another entity (other than an entity owned and Controlled by an Affiliate of Borrower), and Borrower is not the surviving entity.

         Notwithstanding the foregoing, a Change of Control shall not be deemed to have occurred for purposes of this Agreement if the shareholders or partners who Control Borrower as of the date hereof remain in Control of Borrower through an agreement or equity interest.

         "Closing Date" or "Closing" means the date upon which all of the conditions set forth in Article III are satisfied and the proceeds of the Tranche I Loan are disbursed to Borrower, which date shall in no event be later than the Termination Date.

         "Code" means the Internal Revenue Code of 1986, as the same may be amended or supplemented, and the rules and regulations promulgated thereunder.

         "Collateral" has the meaning given such term in the Security Agreement.

         "Company" means GTA, Inc. and any subsidiaries thereof, including GTA LP and GTA GP.

         "Condemnation" means (a) the exercise of any governmental power, whether by legal proceedings or otherwise, by a Condemnor, and (b) a voluntary sale or transfer by Lender to any Condemnor, either under threat of condemnation or while legal proceedings for condemnation are pending.

         "Condemnor" means any public or quasi-public authority, or private corporation or individual, having the power of condemnation.

         "Condominiums" means the residential condominiums located on the Innisbrook Property.

         "Control" means (including, with correlative meanings, the terms "Controlling" and "Controlled by"), as applied to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

         "Conversion   Date"  means  the  date  Borrower  elects,  in  its  sole
discretion, to receive additional Lender's Shares, purchased with the Tranche II Loan, in accordance with the rights of Borrower provided in the Securities Purchase Agreement.

         "Conversion Date Capitalization Rate" has the meaning given such term in the Securities Purchase Agreement.

         "CPI"  means  the  United  States  Consumer  Price  Index,   All  Urban
Consumers, U.S. City Average, All Items (1982-84=100).

         "Date of Taking" means the date the Condemnor has the right to possession of the property being condemned.

         "Debt Service" means all Interest and principal payable by Borrower to Lender pursuant to the terms of this Agreement.

         "Deed of Trust" means, collectively, one or more deeds of trust or mortgages, with assignments of rents, fixture filings and memorandums of option to purchase, in substantially the form attached hereto as Exhibit M, executed by Borrower, as trustor or mortgagor, for the benefit of Lender as beneficiary or mortgagee, creating a first priority lien, subject only to Permitted Exceptions, on the Innisbrook Premises and the Tamarron Premises and all buildings, fixtures and improvements now or hereafter owned or acquired by Borrower and situated thereon, and all rights and easements appurtenant thereto, in the amount of the Loan Amount.

         "Draw Request Documents" means the documents listed in clauses (a) through (g), inclusive, of Exhibit G attached hereto.

         "Employment Agreements" shall mean all employment agreements, written or oral, between Borrower and the persons employed with respect to the Property in effect as of the date hereof.

         "Environmental Laws" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. ss.9601, et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. ss.6901, et seq.; the Toxic Substances Control Act, 15 U.S.C. ss. 2601 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. ss.1801, et seq.; the Superfund Amendments and Reauthorization Act of 1986, Pub. L. 99- 499 and 99-563; the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. ss. 651, et seq.; the Clean Air Act, as amended, 42 U.S.C. ss.7401, et seq.; the Safe Drinking Water Act, as amended, 42 U.S.C. ss.201, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. ss.1251, et seq.; and all federal, state and local environmental health and safety statutes, ordinance, codes, rules, regulations, orders and decrees regulating, relating to or imposing liability or standards concerning or in connection with Hazardous Materials.

         "Event of Default"  means the occurrence of any of the events listed in
Section 10.1 and the expiration of any applicable cure period provided therein.

         "Fair Market Value" means the market value of the applicable Property on the date of determination, as established pursuant to the procedures identified on Exhibit T.

         "Financing Statement" means a UCC-1 financing statement executed by Borrower in favor of Lender, perfecting Lender's security interest in the Collateral, in form and substance satisfactory to Lender.

         "Fiscal Quarter" means the three-month periods (or applicable portions thereof) in any Fiscal Year from January 1 through March 31, April 1 through June 30, July 1 through September 30 and October 1 through December 31.

         "Fiscal Year" means the twelve (12) month period from January 1 to December 31 of each year; provided that for purposes of the Term and the Pledge Agreement, the first Fiscal Year shall be deemed to include the period from the Closing Date to December 31, 1997.

         "Fixtures" means all permanently affixed equipment, machinery, fixtures, and other items of real and/or personal property, including all components thereof, now or hereafter located in, on or used in connection with and permanently affixed to or incorporated into the Property, including all furnaces, boilers, heaters, electrical equipment, heating, plumbing, lighting, ventilating, refrigerating, air and water pollution control, waste disposal, air-cooling and air-conditioning systems and apparatus, sprinkler systems and fire and theft protection equipment, all of which, to the greatest extent permitted by law, are hereby deemed by the parties hereto to constitute real estate, together with all replacements, modifications, alterations and additions thereto.

         "Full Replacement Cost" means the actual replacement cost from time to time of the improvement being insured, including the increased cost of a construction endorsement, less exclusions provided in the fire insurance policy.

         "GAAP" means generally accepted accounting principles, consistently applied.

         "Golf Hosts Guaranty" means the payment and performance guaranty to be executed at Closing by Golf Hosts, Inc., a Florida corporation, as guarantor.

         "Gross Revenue" means all revenues accrued by Borrower (whether by Borrower or any subtenants, assignees, concessionaires or licensees) from or by reason of the operation of the operations at the Innisbrook Property calculated in accordance with GAAP (but excluding reasonable reserves for refunds, allowances and bad debts applicable to such operations), including (i) revenues received from the operation of the hotel at the Innisbrook Property excluding payments made by Borrower pursuant to the Master Lease, (ii) revenues from membership initiation fees (to the extent described in Exhibit E attached hereto), (iii) periodic membership dues, (iv) greens fees, (v) fees to reserve a tee time, (vi) guest fees, (vii) golf cart rentals, (viii) parking lot fees, (ix) locker rentals, (x) fees for golf club storage, (xi) fees for the use of swim, tennis or other facilities, (xii) charges for range balls, range fees or other fees for golf practice facilities, (xiii) fees or other charges paid for golf or tennis lessons (except where retained by or paid to a USTA or PGA professional in accordance with historical practice at the Innisbrook Property), (xiv) fees or other charges for fitness centers, (xv) forfeited deposits with respect to any membership application, (xvi) transfer fees imposed on any member in connection with the transfer of any membership interest, (xvii) fees or other charges paid to Borrower by sponsors of golf tournaments at the Innisbrook Property, (xviii) advertising or placement fees paid by vendors in exchange for exclusive use or name rights at the Innisbrook Property, (xvix) fees received in connection with any golf package sponsored by any hotel group, condominium group, golf association, travel agency, tourist or travel association or similar payments,
(xx) the operation of snack bars, restaurants, bars, catering functions, and banquet operations, (xxi) sale of merchandise and inventory on the Innisbrook Property, and (xxii) photography services provided, however, that Gross Revenue shall not include:

                  (a) The amount of all taxes, assessments, Impositions and other governmental charges and assessments of every kind and nature, including, without limitation, city, county, state or federal taxes, including all sales, admissions, usage, or excise tax on the items included in Gross Revenue, which is both added to or incorporated in the selling price and paid to the taxing authority by Borrower;

                  (b) Revenues or proceeds from sales or trade-ins of machinery, vehicles, trade fixtures or personal property owned by Borrower used in connection with Borrower's operation of the Innisbrook Property;

                  (c) Interest or other income derived from the investment of surplus funds or reserves;

                  (d) Any amounts recovered in any litigation against third parties except for amounts awarded to compensate for lost revenues otherwise includable in Gross Revenue;

                  (e) Any condemnation or taking proceeds, whether or not such proceeds are characterized as compensation for lost rent;

                  (f) Insurance proceeds, unless (and except to the extent that) such proceeds are characterized as business interruption and/or loss of "rental value" insurance proceeds (except for such proceeds attributable to a Lease if (and for so long as) the tenant thereunder has the right to terminate such Lease as a result of the casualty in question);

                  (g) Any proceeds resulting from the sale, exchange, transfer, financing or refinancing of all or any part of the Real Property, Tangible Personal Property or Intangible Personal Property;

                  (h) Any capital or equity contributions or other infusions of capital or equity to the Borrower or the sale of any Property, Collateral or Lender's Shares;

                  (i) Any proceeds of any other indebtedness of the Borrower;

                  (j) Forfeited security deposits and other security deposits received or surrender or termination payment made or other amounts received from tenants or guests to compensate for damage to or loss of all or portions of the Real Property or Tangible Personal Property; and

                  (k) Gratuities to employees if separately itemized on the customer's bills or checks.

         "GTA GP" means GTA GP, Inc. and any successor thereto.

         "GTA, Inc." means Golf Trust of America, Inc., a Maryland corporation, an Affiliate of Lender.

         "GTA LP" means GTA LP, Inc. and any successor thereto. "Guarantor" means Westin Hotel Company.

         "Hazardous Material" means any substance, material, waste, gas or particulate matter which is regulated by any local, state or federal governmental authority, including but not limited to any material or substance which is (i) defined as a "hazardous waste", "hazardous material", or "restricted hazardous waste" or words of similar import under any provision of any Environmental Law; (ii) petroleum or petroleum products; (iii) asbestos;
(iv) polychlorinated biphenyl; (v) radioactive material; (vi) radon gas; (vii) designated as a "hazardous substance" pursuant to Section 311 of the Clean Water Act, 33 U.S.C. Section 1251, et seq. (42 U.S.C. Section 1317); (viii) defined as a "hazardous waste" pursuant to Section 1004 of the

Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq. (42 U.S.C. Section 6903); or (ix) defined as a "hazardous substance" pursuant to
Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq. (42 U.S.C. Section 9601).

         "Hilton Management Agreement - Innisbrook" means the management agreement dated as of March 25, 1993 by and between Hilton Hotels Corporation and Borrower, whereby Hilton Hotels Corporation manages the Innisbrook Property.

         "Hilton Management Agreement - Tamarron" means the management agreement dated as of November 20, 1995 by and between Hilton Hotels Corporation and Borrower, whereby Hilton Hotels Corporation manages the Tamarron Property.

         "Impartial Appraiser" means the casualty insurance company which is then carrying the largest amount of casualty insurance carried on the Property.

         "Impositions" means collectively:

                  (a) all taxes (including all real and personal property, ad valorem, sales and use, single business, gross receipts, transaction privilege, rent or similar taxes);

                  (b) assessments and levies (including all assessments for public improvements or benefits, whether or not commenced or completed prior to the date hereof and whether or not to be completed within the
         Term);

                  (c) excises;

                  (d) fees (including license, permit, inspection, authorization and similar fees); and

                  (e) all other governmental charges;

in each case whether general or special, ordinary or extraordinary, or foreseen or unforeseen, of every character in respect of the Property and/or the Interest or Additional Charges (including all interest and penalties thereon due to any failure in payment by Borrower), which at any time during or in respect of the Term hereof may be assessed or imposed on or in respect of or be a lien upon (i) Lender or Lender's interest in the Property; (ii) the Property or any part thereof or any therefrom or any estate, right, title or interest therein; or
(iii) any operation, use or possession of, or sales from or activity conducted on or in connection with the Property or the leasing or use of the Property or any part thereof; provided, however, that Impositions shall not include:

                  (aa) any taxes based on net income (whether denominated as an income, franchise, capital stock or other tax) imposed on Lender or any other Person other than Borrower;

                  (bb) any transfer or net revenue tax of Lender or any other Person other than Borrower; or

                  (cc) any tax imposed with respect to any principal or interest on any indebtedness on the Property.

         "Improvements" means the golf course, driving range, putting greens, clubhouse facilities, snack bar, restaurant, pro shop, buildings, structures, parking lots, improvements, Fixtures and other items of real estate located on
(a) the Innisbrook Premises as more particularly described in Exhibit A attached hereto, and (b) the Tamarron Premises as more particularly described on Exhibit B attached hereto; provided that the Improvements shall exclude any portion of the Additional Collateral released in accordance with the terms of the Loan Documents.

         "Initial Base Interest" means interest payments of $561,588.58 per month (pro rated for any partial months), totaling $6,739,063 per annum.

         "Innisbrook Agreements" means the Master Lease, the Hilton Management Agreement - Innisbrook, the Westin Management Agreement and Merger Agreement.

         "Innisbrook Hotel" means the existing hotel facility on the Innisbrook Property, including all common areas and common facilities, as the same may be altered, added to or reconstructed from time to time.

         "Innisbrook Premises" means that certain real property located in the City of Tarpon Springs, County of Pinellas, State of Florida described on Exhibit A attached hereto.

         "Innisbrook Property" has the meaning given in Recital A.

         "Insurance Requirements" mean all terms of any insurance policy required by this Agreement and all requirements of the issuer of any such policy.

         "Intangible Personal Property" means all intangible personal property owned by Borrower and used solely in connection with the ownership, operation, leasing or maintenance of the Real Property or the Tangible Personal Property, and any and all trademarks and copyrights, guarantees, Authorizations, general intangibles, business records, plans and specifications, surveys, all licenses, permits and approvals solely with respect to the construction, ownership, operation or maintenance of the Property.

         "Interest" means, collectively, the Base Interest (as increased by the Base Rent Escalator) and the Participating Interest.

         "Legal Requirements" means all federal, state, county, municipal and other governmental statutes, laws (including the Americans with Disabilities Act and any Environmental Laws), rules, orders, regulations, ordinances, judgments, decrees and injunctions affecting either the Property or the construction, use or alteration thereof, whether now or hereafter enacted and in force, including any which (i) require repairs, modifications, or alterations in or to the Property; (ii) in any way adversely affect the use and enjoyment thereof, and all permits, licenses and authorizations and regulations relating thereto, and all covenants, agreements, restrictions and encumbrances contained in any instruments, either of record or known to Borrower (other than encumbrances created by Lender without the consent of Borrower), at any time in force affecting the Property; or (iii) require the cleanup or other treatment of any Hazardous Material.

         "Lender" means Golf Trust of America, L.P., and any successor or assignee permitted in accordance with the terms of this Agreement.

         "Lender Assignee" has the meaning given in Article XIV.

         "Lender's Shares" means partnership units of Lender and common stock of GTA, Inc.

         "Lender's Shares/Purchase Price" means an amount equal to 400,000 partnership units of Lender; provided such amount shall be reduced to 125,000 partnership units of Lender upon a Transfer Triggering Event; and further provided in either event such partnership units shall be immediately convertible, on a one for one basis, into shares of common stock of GTA, Inc.

         "Lender's Title Policy" means a title insurance policy in the form of an American Land Title Association Extended Coverage Loan Policy - 1970 (without modification, revision or amendment) with ALTA Endorsement Form 1 Coverage (LP
10), if available insuring that on the Closing Date, Borrower owns fee simple title to the Real Property (or with respect to the land described in Exhibit F relating to the expansion of the Sandpiper golf course, an irrevocable easement over such land) and that the Deed of Trust is a valid first lien on the Property in the amount of the Loan Amount. The Lender's Title Policy shall, if available, contain CLTA Endorsements (or equivalent) 100, 103.7, 104.6, 111.5, 116.1, a shared appreciation/participating mortgage endorsement in form and substance satisfactory to Lender, and such other endorsements as Lender requires. Except as approved by Lender in writing prior to the Closing Date, the Lender's Title Policy shall not contain any exceptions for rights of parties in possession, easements not of record or unpaid installments of special assessments, or any other exceptions to coverage not approved by Lender. The Lender's Title Policy shall contain such reinsurance agreements and direct access agreements as Lender may require. During the term of the Loans, Lender may reasonably require, if available, other endorsements to the Lender's Title Policy, including CLTA Endorsements 101.2 and 122 (or equivalent).

         "Loan or Loans" means the participating loans described in this Agreement in the maximum principal amount of the Loan Amount, consisting of the Tranche I Loan, the Tranche II Loan and the Additional Interest Amount.

         "Loan Amount" means the Tranche I Loan Amount, the Tranche II Loan Amount and the Additional Interest Amount.

         "Loan Documents" means this Agreement, the Notes and the documents described in Section 2.10

         "Master Lease" means, (i) with respect to the Innisbrook Property, the master lease adopted August 1, 1990 and amended and restated August 1, 1992, September 15, 1993 and July 17, 1995, and (ii) with respect to the Tamarron Property, the master lease dated July 15, 1993 as amended on September 15, 1994, in each case between Borrower and certain of the owners of the condominiums at the Innisbrook Property and the Tamarron Property, respectively, as the same may be modified, amended or supplemented from time to time.

         "Maturity Date" means _______________, 2027, or such earlier date as the principal balance of the Loan is due following an Event of Default hereunder.

         "Merger Agreement" means the Stock Purchase and Merger Agreement by and among Golf Hosts, Inc., Stanley D. Wadsworth, Brenton Wadsworth, C. James McCormick and TM Golf Hosts, Inc.

         "Net Operating Income" has the meaning set forth in Exhibit C of this Agreement. Interest accruing on the Additional Interest Amount shall not be included for the purposes of calculating Net Operating Income under this Agreement or any of the other Loan Documents, including, without limitation, the Securities Purchase Agreement and the Pledge Agreement.

         "Non-Complying Party" has the meaning provided in Section 13.2.

         "Note A" has the meaning provided in Section 2.2.

         "Note B" has the meaning provided in Section 2.2.

         "Notes" means each secured promissory note evidencing the Loan, executed by Borrower, payable to the order of Lender, in an original principal amount equal to, in the case of Note A, the Tranche I Loan Amount and, in the case of Note B, the Tranche II Loan Amount, each in the form attached hereto as Exhibit J.

         "Officer's Certificate" means a certificate of Borrower signed by an officer authorized to so sign by the board of directors or by-laws, or if Borrower is a partnership, by an officer authorized to so sign by the general partners.

         "Official Records" means the Official Records of a particular State and County.

         "Operating Budget" has the meaning provided in Section 6.9.

         "Other Leased Properties" means the property or properties leased or hereafter leased to Borrower or an Affiliate of Borrower by Lender or an Affiliate of Lender, or mortgaged by Borrower or an Affiliate of Borrower to Lender or an Affiliate of Lender, other than pursuant to this Agreement.

         "Overdue Rate" means, on any date, a rate equal to the Prime Rate plus an additional five percent (5%) per annum, but in no event greater than the maximum rate then permitted under applicable law.

         "Participating Interest" means, for any Fiscal Year during the Term, a percentage of the positive difference between that year's Gross Revenue and the Gross Revenue for the Base Year, pro rated for any partial periods. For purposes of calculating the Participating Interest, the following threshold amounts (excepting the Base Year Gross Revenue) shall each be increased (but not decreased) each year beginning in 1998 in an amount equal to the increase in the CPI for 1997 (pro rated from the Closing Date). The Participating Interest shall be calculated as follows:

                  (i) Seventeen percent (17%) of the positive difference between that year's Gross Revenue and the Base Year Gross Revenue in excess of $39,968,000, but less than or equal to $43,000,000 (as increased by the CPI);

                  (ii) Twenty percent (20%) of the positive difference between that year's Gross Revenue and the Base Year Gross Revenue in excess of $43,000,000 (as increased by the CPI) but less than $50,000,000 (as increased by the CPI); and

                  (iii) Twenty-five percent (25%) of the positive difference between that year's Gross Revenue and the Base Year Gross Revenue in excess of $50,000,000 (as increased by the CPI).

         "Partnership" means Golf Trust of America, L.P., a Delaware limited partnership.

         "Permitted Assignee" means a Person or an Affiliate of a Person meeting one or more of the following standards:

                  (a) an existing lessee under a lease with Lender or any Affiliate of Lender who is not then in default under its lease;

                  (b) any entity affiliated with an entity acquiring from Borrower or an Affiliate of Borrower its resort and related operations located at or adjacent to the Innisbrook Property or the Tamarron Property, and provided such entity (i) is not generally recognized in the community as being of ill-repute or as being in any other manner a Person with whom or with which a prudent business person would not wish to associate in a commercial venture and (ii) shall have the financial resources sufficient to enable it to satisfy the obligations of Borrower under this Agreement (provided for purposes of this subsection
         (ii) such entity shall not be required to have financial resources in excess of those of Borrower at the time of such transfer);

                  (c) a list of pre-approved assignees prepared by Lender from time to time in consultation with the Advisory Association.

         "Payment and Performance Guaranty" means an Agreement Re Guaranty of Funds executed by Guarantor in the form attached hereto as Exhibit N.

         "Permits" means, collectively, (a) all authorizations, approvals, permits, variances and land use entitlements relating to the Property and (b) all permits, licenses and agreements required for the use, occupancy or operation of the Property.

         "Permitted Exceptions" means those exceptions to title contained in the Lender's Title Policy as accepted and approved by Lender on the Closing Date, which approval shall not be unreasonably withheld or delayed, together with any other exceptions permitted by this Agreement or the Loan Documents.

         "Person" means and includes natural persons, corporations, limited partnerships, limited liability companies, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts, Indian tribes or other organizations, whether or not legal entities, and governments and agencies and political subdivisions thereof.

         "Pledge Agreement" means that certain pledge agreement dated as of the date of this Agreement, by and between Borrower and Lender, in the form attached hereto as Exhibit I.

         "Pledged Lender's Shares" means the Lender's Shares pledged pursuant to the Pledge Agreement.

         "Potential Default" means the existence of any circumstance or the occurrence of any event which, with the giving of notice, the passage of time or both would constitute an Event of Default under any of the Loan Documents.

         "Preliminary Title Report" means a current preliminary title report issued by the Title Company covering the Real Property and showing all exceptions to title and accompanied by legible copies of all recorded documents referred to in such exceptions.

         "Prepayment Differential" shall mean the interest rate that is equal to
(a) the Base Interest then payable, together with any increases as herein provided, plus the amount of Participating Interest payable for the immediately prior calendar year calculated as a percentage yield, minus the Reinvestment Yield, divided by (b) twelve (12), provided the Prepayment Differential shall in no event be less than zero.

         "Primary Intended Use" means the operation of a golf course and the operation of the related resort and conference facilities and other uses and activities incidental or related to the operation thereof, including development and sale of adjacent single or multi-family home sites, commercial properties and condominium and timeshare units.

         "Prime Rate" means on any date, a rate equal to the annual rate on such date announced by Citibank, N.A., or its successor entity, to be its prime rate or, if the prime rate is discontinued, the base rate for a 90-day unsecured loan to its corporate borrowers of the highest credit standing.

         "Property" means, collectively, the Innisbrook Property and the Tamarron Property; provided that the Property shall exclude any portion of the Additional Collateral released in accordance with the terms of the Loan Documents.

         "Purchase Option" has the meaning specified in Article XI.

         "Purchase Price for the Contingent Additional OP Units" has the meaning set forth in the Securities Purchase Agreement.

         "Real Property" means, collectively, the Innisbrook Premises and the Tamarron Premises, together with all Improvements thereon, and all easements and appurtenances attached thereto; provided that the Real Property shall exclude any portion of the Additional Collateral released in accordance with the terms of the Loan Documents.

         "Reinvestment  Yield" shall mean the yield on the U.S.  Treasury  issue
(primary issue) with a maturity date closest to the scheduled Maturity Date, with such yield based on the bid price for such issue as published in the Wall Street Journal on the date that is fourteen (14) days prior to such prepayment date (or if such bid price is not published on that date, the next preceding date when such bid price is published), less two hundred (200) basis points.

         "Release Date" has the meaning set forth in Section 2.11(b). The term "Release Date" shall also include the date upon which the Loan is repaid in full and Borrower has fully discharged its obligations under the Loan Documents.

         "Securities Purchase Agreement" means the Purchase Agreement between Borrower and Lender in the form attached hereto as Exhibit K.

         "Security Agreement" means a security agreement, executed by Borrower in favor of Lender, creating a first priority security interest in the Collateral, in the form attached hereto as Exhibit L.

         "State" means, collectively, each State or Commonwealth in which the Property is located.

         "Tangible Personal Property" means all items of tangible personal property and fixtures (if any) owned by Borrower and located on or used solely in connection with the Real Property, including, but not limited to, machinery, equipment, furniture, furnishings, movable walls or partitions, phone systems, restaurant equipment, computers or trade fixtures, golf course operation and maintenance equipment, including mowers, tractors, aerators, sprinklers, sprinkler and irrigation facilities and equipment, valves or rotors, driving range equipment, athletic training equipment, office equipment or machines, antiques or other decorations, furniture, computers or other control systems, and equipment or machinery of every kind or nature, including all warranties and guaranties associated therewith.

         "Tamarron Agreements" means the Master Lease respecting the Tamarron Property and the Hilton Management Agreement - Tamarron.

         "Tamarron Premises" means that certain real property located in the City of Durango, County of La Plata, State of Colorado described on Exhibit B attached hereto.

         "Tamarron Property" has the meaning given in Recital A.

         "Term"  means the period from the Closing  Date  through the earlier of
(a) the Maturity Date, or (b) such other date as this agreement is terminated due to a default by Borrower or otherwise.

         "Termination Date" means September 30, 1997.

         "Title Company" means as to the Innisbrook Property, Stewart Title of Tampa, Florida and as to the Tamarron Property, Basin Title Insurance Agency, Inc., Durango, Colorado, as agent for Stewart Title Guaranty Company.

         "Tranche I Capital Expenditures" means the costs to be incurred in connection with the development of a nine-hole expansion of the Sandpiper golf course on to adjacent property described on Exhibit F on which Borrower has an irrevocable easement and improvements to the common areas and common facilities of the Innisbrook Hotel described on Exhibit F hereto (which shall be funded through a borrowing of the Tranche I Loan). The Tranche I Capital Expenditures shall also be deemed to include up to $1,000,000.00 to be used by Borrower for working capital purposes.

         "Tranche I Loan" means the Loan made  pursuant  to Sections  2.1(a) and
(b), evidenced by Note A, in a principal amount not to exceed the Tranche I Loan Amount.

         "Tranche I Loan Amount" means Seventy-Eight Million Nine Hundred Seventy-Five Thousand Dollars ($78,975,000).

         "Tranche II Interest" means the interest accruing on the Tranche II Loan Amount, initially at the rate of the Conversion Date Capitalization Rate, as increased by the Base Rent Escalator on the date of disbursement of such loan and for each of the next four (4) years.

         "Tranche II Loan" means the Loan made pursuant to Section 2.1(c), evidenced by Note B in the principal amount of the Tranche II Loan Amount.

         "Tranche II Loan Amount" means the dollar amount of the Purchase Price for the Contingent Additional OP Units pursuant to the Securities Purchase Agreement.

         "Transfer Triggering Event" means:

                  (a) the issuance and/or sale by Borrower (which for purposes of this definition includes Golf Hosts, Inc., which owns a one hundred percent (100%) interest in Borrower) of any interest in Borrower, including any common stock, preferred stock or otherwise, or the issuance and/or sale by

         Borrower of any debt instrument, option, warrant or other instrument convertible into an equity interest in Borrower, including the entering into an agreement to do the foregoing;

                  (b) the sale, pledge, transfer, assignment, hypothecation, gift or devise by any five percent (5%) or greater stockholder or partner of Borrower of any interest in Borrower (including any such transfers by any stockholder or partner of any Person which owns a five percent (5%) or greater interest in Borrower), to any Person regardless of whether following such transfer the transferor retains an interest in Borrower, including transfers by will, intestate succession, gift, devise, interspousal transfer or transfers to a trust, regardless of whether such trust is controlled by the transferor; transfers by operation or law, and any and all other transfers whether voluntary or involuntary, including the entering into an agreement to do the foregoing;

                  (c) the sale, pledge, conveyance or other transfer of all or substantially all of the assets of Borrower (whether by operation of law or otherwise, voluntary or involuntary), including transfers to an Affiliate of Borrower, including the entering into an agreement to do the foregoing, excluding, however, transfers to Lender to secure Borrower's obligations hereunder;

                  (d) any transaction pursuant to which Borrower is merged with or consolidated into another entity (including, without limitation, transfers to entities owned and Controlled by an Affiliate of Borrower as of the date hereof), including the entering into an agreement to do the foregoing; and

                  (e) any and all other transfers which have the effect of transferring or alienating any interest of a five percent (5%) holder of Borrower or any entity which owns Borrower, including the entering into an agreement to do the foregoing.

         "Unsuitable For Its Primary Intended Use" means a state of condition of the Property such that in the good faith, reasonable judgment of Borrower, the Property cannot be operated on a commercially practicable basis for its Primary Intended Use.

         "Utilities" means public sanitary and storm sewers, natural gas, telephone, public water facilities, electrical facilities and all other utility facilities and services necessary for the operation and occupancy of the Property.

         "Westin Management Agreement" means that certain Management Agreement by and between Westin and Borrower dated as of May 7, 1997 wherein Westin will manage the Innisbrook Property for an initial term of twenty (20) years, commencing upon expiration of the Hilton Management Agreement - Innisbrook.

         1.2 Rules of Construction. The following rules shall apply to the construction and interpretation of this Agreement:

                  (a) Singular words shall connote the plural number as well as the singular and vice versa, and the masculine shall include the feminine and the neuter.

                  (b) All references herein to particular articles, sections, subsections, clauses or exhibits are references to articles, sections, subsections, clauses or exhibits of this Agreement.

                  (c) The table of contents and headings contained herein are solely for convenience of reference and shall not constitute a part of this Agreement nor shall they affect its meaning, construction or effect.

                  (d) "Including" and variants thereof shall be deemed to mean "including without limitation."

                  (e) All accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles then in effect.

                  (f) Each  party  hereto  and its  counsel  have  reviewed  and revised (or requested revisions of) this Agreement and have participated in the preparation of this Agreement, and therefore any usual rules of construction requiring that ambiguities are to be resolved against a particular party shall not be applicable in the construction and interpretation of this Agreement or any exhibits hereto.

                                   ARTICLE II
                                    THE LOAN

         2.1 Agreement to Lend and Borrow. Subject to the terms and conditions of this Agreement, Lender agrees to lend to Borrower, and Borrower agrees to borrow from Lender, up to the Loan Amount. The Loan proceeds shall be used for
(a) the purchase of the Innisbrook Property and the Tamarron Property, (b) payment of the purchase price for the Lender's Shares pursuant to the Securities Purchase Agreement, (c) in the case of the Tranche II Loan, payment of the Purchase Price for the Contingent Additional OP Units, and (d) subject to the satisfaction of the conditions set forth in Section 4.2, the development of a nine-hole expansion of the Sandpiper golf course and improvements to the common areas of the Innisbrook Hotel that constitute a portion of the Innisbrook Property, as more particularly described on Exhibit F hereto. All payments by

Borrower to Lender hereunder shall be made to the address specified in the Notes, or as otherwise specified in writing to Borrower. Loan proceeds shall be disbursed at the following times and in the following amounts:

                  (a) If Borrower has fully satisfied the conditions of Article III, Lender shall disburse Loan proceeds in the principal amount of $69,975,000 on the Closing Date.

                  (b) If Borrower has fully satisfied the conditions to additional disbursements in Section 4.2, Lender shall disburse additional Loan proceeds in an aggregate amount, together with all other amounts disbursed pursuant to this Section 2.1(b), not to exceed the principal amount of $9,000,000, when requested by Borrower in accordance with the terms and conditions of Article IV.

                  (c) If Borrower elects to buy the Contingent Additional OP Units, then Lender shall, subject to Borrower having fully satisfied the conditions to additional disbursements in Section 4.3, disburse to Borrower the Tranche II Loan in the Tranche II Loan Amount.

                  (d) If the  Loan is not  prepaid  upon a  Transfer  Triggering
         Event, then Lender shall loan to Borrower the Additional Interest Amount. Such amount shall be added to the outstanding principal balance of the Loan, shall be evidenced by a separate instrument, shall accrue interest at 11.50% and shall not be prepayable in whole or in part. No interest shall be payable with respect to the Additional Interest Amount until the Maturity Date.

The aggregate principal amount of the Tranche I Loan shall not under any circumstances exceed the Tranche I Loan Amount. The aggregate principal amount of the Tranche II Loan shall not under any circumstances exceed the Tranche II Loan Amount. Notwithstanding anything in this agreement to the contrary, no further disbursements of the Tranche I Loan shall be made following December 31, 2000.

         2.2 Evidence of Indebtedness. The Tranche I Loan shall be evidenced by a promissory note in the form of Exhibit J- 1 hereto ("Note A"). Disbursements of the Tranche I Loan shall be charged and funded under Note A. The Tranche II Loan shall be evidenced by a promissory note in the form of Exhibit J-2 hereto ("Note B"). Disbursements of the Tranche II Loan shall be charged and funded under Note B. Disbursements of the Additional Interest Amount shall be evidenced by a separate note and shall be charged and funded thereunder.

         2.3 Tranche I Loan Interest. Borrower will pay to Lender, in lawful money of the United States of America, Interest until the Tranche I Loan is repaid in full on the outstanding principal amount of the Tranche I Loan in accordance with the following terms of this Section 2.3. If any payment owing hereunder shall otherwise be due on a day that is not a Business Day, such payment shall be due on the next succeeding Business Day:

                  (a) Base Interest. Payments of Base Interest shall be paid monthly, on the first Business Day of each month in arrears.

                  (b) Increase in Base Interest. Beginning on January 1, 1998 and on each January 1 thereafter through and including January 1, 2002, the Base Interest payments for the year then-commencing shall be increased by five percent (5%) over the aggregate Base Interest payments for the previous year (the "Base Interest Escalator"); provided the January 1, 1998 increase shall be pro rated for the number of days in the Term in 1997. In addition, if the Tranche II Loan is funded, then the Base Interest Escalator shall equal three percent (3%) effective immediately and shall continue to apply to each of the four
         (4) years following such increase, with the increase effective on the anniversary of the increase in Base Interest as provided in Section 2.3(e) in lieu of increases on January of each year (after which time no increase will be applicable).

                  (c) Participating Interest. In addition to Base Interest, Borrower shall pay Participating Interest as provided herein. Beginning in the first year of the Term and continuing throughout the Term, Borrower shall calculate the Gross Revenue for each Fiscal Quarter (or shorter period, if applicable) within fifteen (15) days of the end of such Fiscal Quarter (or shorter period, if applicable) and submit such calculation in writing to Lender by way of an Officer's Certificate. If the Gross Revenue for that Fiscal Quarter (or shorter period, if applicable) is greater than the Gross Revenue for the same Fiscal Quarter (or shorter period, if applicable) in the Base Year (and, following the Fiscal Quarter ending March 31, on a year-to-date basis), on a pro rata basis, then Borrower shall pay to Lender the Participating Interest upon submittal of the Officer's Certificate. During any period in which the Participating interest is subject to a ceiling, such ceiling shall apply to each of the Participating Interest payments due during any Fiscal Quarter. The Participating Interest payable in any period in any Fiscal Year shall be adjusted to reflect the Participating Interest paid on a year-to-date cumulative basis for the Fiscal Year (pro rated for any partial periods) and the limits set forth in the next two sentences on a pro rated basis. The increase in Interest resulting from the payment of Participating Interest (together with any increase in Base Interest pursuant to Section 2.3(b)) payable, if any, during each of the first five (5) full calendar years of the Term shall be limited to seven percent (7%) of the aggregate Interest payable for the prior calendar year, or in the case of 1997, of the Base Interest pro rated. Borrower's obligation to pay Participating Interest shall be reduced during each Fiscal Quarter by an amount equal to the increase in the Base Interest over the Initial Base Interest during such Fiscal Quarter (excluding from such calculation any such increase attributable to the payment of Additional Base Interest as a result of additional Loans, but including increases in Base Interest applicable from time to time as a result of the application of the Base Interest Escalator to any such Additional Base Interest).

                  (d) Annual Reconciliation of Participating Interest. Within sixty (60) days after the end of each Fiscal Year, or after the expiration or termination of this Agreement, Borrower shall deliver to Lender an Officer's Certificate setting forth (i) the Gross Revenue for the Fiscal Year just ended, and (ii) a comparison of the amount of the Participating Interest actually paid during such Fiscal Year versus the amount of Participating Interest actually owing on the basis of the annual calculation of the Gross Revenue. If the Participating Interest for such Fiscal Year exceeds the sum of the quarterly payments of Participating Interest previously paid by Borrower, Borrower shall pay such deficiency to Lender along with such Officer's Certificate. If the Participating Interest for such Fiscal Year is less than the amount of Participating Interest previously paid by Borrower, Lender shall, at Borrower's option, either (i) remit to Borrower its funds in an amount equal to such difference, or (ii) grant Borrower a credit against the payment of Interest next coming due. Lender shall have the right to audit all of Borrower's business operations at the Property so as to determine the calculation of Participating Interest as provided in
         Section 6.8.

                  (e) Record-keeping. Borrower shall utilize an accounting system for the Property in accordance with its usual and customary practices and in accordance with GAAP which will accurately record all Gross Revenue. Borrower shall retain all accounting records for each Fiscal Year conforming to such accounting system until at least five
         (5) years after the expiration of such Fiscal Year.

         2.4 Tranche II Loan Interest. Borrower will pay to Lender, in lawful money of the United States of America, Interest until the Tranche II Loan is repaid in full on the outstanding principal amount of the Tranche II Loan at a rate per annum equal to the Conversion Date Capitalization Rate. If any payment owing under this Section 2.4 shall otherwise be due on a day that is not a Business Day, such payment shall be due on the next succeeding Business Day.

         2.5 Additional Charges. In addition to the Base Interest, the Participating Interest and the Tranche II Interest, (a) Borrower shall also pay and discharge when due and payable all other amounts, liabilities, obligations and Impositions which

Borrower assumes or agrees to pay under this Agreement, including the Capital Replacement Reserve, and (b) in the event of any failure on the part of Borrower to pay any of those items referred to in clause (a) above, Borrower shall also pay and discharge every fine, penalty, interest and cost which may be added for non-payment or late payment of such items (the items referred to in clauses (a) and (b) above being referred to herein collectively as the "Additional Charges"). Except as otherwise provided in this Agreement, all Additional Charges shall become due and payable at the earlier of (i) thirty (30) days after either Lender or the applicable third party delivers an invoice to Borrower, or (ii) the date of delinquency with respect to Impositions.

         2.6 Late Payment of Interest. Borrower hereby acknowledges that late payment by Borrower to Lender of Base Interest, Participating Interest or Additional Charges will cause Lender to incur costs not contemplated under the terms of this Agreement, the exact amount of which is presently anticipated to be extremely difficult to ascertain. Accordingly, if any installment of Interest shall not be paid on or before the date such payment is due, Borrower will pay Lender on demand, as Additional Charges, a late charge equal to the lesser of five percent (5%) of such late payment or $10,000. The parties agree that this late charge represents a fair and reasonable estimate of the costs that Lender will incur by reason of late payment by Borrower and is not a penalty. In addition, if any installment of Interest or Additional Charges (but only as to those Additional Charges which are payable directly to Lender) shall not be paid within five (5) days after the due date with respect to Base Interest or Participating Interest or delivery of an invoice to Borrower with respect to the Additional Charge, the amount unpaid shall bear interest, from such due date to the date of payment thereof, computed at the Overdue Rate on the amount of such installment, and Borrower will pay such interest to Lender as Additional Charges. The acceptance of any late charge or interest shall not constitute a waiver of, nor excuse or cure, any default under this Agreement, nor prevent Lender from exercising any other rights and remedies available to Lender.

         2.7 No Deductions. All payments of principal or interest under the Notes shall be made without deduction of any present or future taxes, levies, imposts, deductions, charges or withholdings, which amounts shall be paid by Borrower (except as to amounts which are applicable to Lender based on Lender's specific operations and not generally applicable to similarly situated lenders). Borrower will pay the amounts necessary such that the gross amount of the principal and interest received by Lender is not less than that required by the Notes. If Borrower shall be required by law to deduct any such amounts from or in respect of any principal or interest payment under the Notes, then (a) the sum payable to Lender shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this provision) Lender receives an amount equal to the sum it would have received had no deductions been made, (b) Borrower shall make such deductions, and (c) Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law. All stamp and documentary taxes shall be paid by Borrower. If, notwithstanding the foregoing, Lender pays such taxes, Borrower will reimburse Lender for the amount paid. Borrower will furnish Lender official tax receipts or other evidence of payment of all taxes within thirty (30) days following the date upon which such taxes are due and payable.

         2.8 Payment of Principal. (a) The Tranche I Loan Amount, or so much thereof as has been disbursed and remains outstanding under Note A, together with all unpaid interest accrued thereon, and all other amounts payable by Borrower with respect to Note A under the terms of the Loan Documents, and (b) the Tranche II Loan Amount, or so much thereof as has been disbursed and remains outstanding under Note B, together with all unpaid interest accrued thereon, and all other amounts payable by Borrower with respect to Note B under the terms of the Loan Documents, shall be due and payable on the Maturity Date.

         2.9 Prepayment. Borrower shall have no right to prepay the Loans during the first ten years following the Closing Date, except upon a Transfer
Triggering Event. On the tenth (10th) anniversary of the Closing Date, on each five (5) year anniversary thereafter, and upon a Transfer Triggering Event, Borrower shall have the right to prepay the Loan, provided each such prepayment shall (i) include the prepayment amount set forth in Section 10.5, and (ii) shall be preceded by not less than one hundred eighty (180) days prior written notice. Following a Transfer Triggering Event, and provided the Loans are not repaid on such date, Borrower shall no longer be permitted to prepay the Loans.

         2.10 Security. Payment of the Notes shall be secured by the following:

                  (a) the Deed of Trust;

                  (b) the Security Agreement and the Financing Statement;

                  (c) the Assignment of Contracts and Permits;

                  (d) the Pledge Agreement;

                  (e) the Golf Hosts Guaranty; and

                  (f) the Payment and Performance Guaranty.

         2.11 Partial Release.

         (a) The Pledged Lender's Shares shall be released (and Lender shall release common stock of GTA Inc. prior to the release of partnership units of Lender unless otherwise directed by Borrower), and shall no longer constitute collateral security for the loan, at the following times and in accordance with the following provisions:

                  (i) One-third (1/3) of the Pledged Lender's Shares (or an equivalent dollar amount if held in cash or other securities) at such time as the Net Operating Income with respect to the Innisbrook Property shall have been, for each of the two (2) prior Fiscal Years, at least one hundred twenty percent (120%) of the Debt Service payable by Borrower for each such Fiscal Year.

                  (ii) An aggregate of two-thirds (2/3) of the Pledged Lender's Shares (or an equivalent dollar amount if held in cash or other securities) at such time as the Net Operating Income with respect to the Innisbrook Property shall have been, for each of the two (2) prior Fiscal Years, at least one hundred and thirty percent (130%) of Debt Service payable by Borrower for each such Fiscal Year.

                  (iii) All of the Pledged Lender's Shares (or an equivalent dollar amount if held in cash or other securities) provided that the Net Operating Income with respect to the Innisbrook Property shall have been, for each of the two (2) prior Fiscal Years, one hundred and forty percent (140%) of the Debt Service payable by Borrower for each such Fiscal Year.

This release of Pledged Lender's Shares shall occur simultaneously with the circumstances triggering such an adjustment as described above, without the necessity for any further action on the part of Pledgor or Secured Party (other than the execution by Secured Party of any documentation of release required pursuant to the terms of the Pledge Agreement). Notwithstanding the foregoing, in no event shall any of the Pledged Lender's Shares be released until prior to the expiration of Lender's obligation to make disbursements of the Tranche II Loan, including without limitation, termination of such obligation at Borrower's election, in its sole discretion.

         (b) The Additional Collateral shall be released, and shall no longer constitute collateral security for the Loans, on the date that the audited financial statements delivered pursuant to Section 6.10(c) demonstrate that the ratio of the Net Operating Income of the Innisbrook Property during such year (after required funding of the Capital Replacement Fund) to Debt Service, is equal to or greater than 1.135 to 1.00 on a trailing twelve (12) months basis, and Borrower has provided an Officer's Certificate to Lender certifying to that effect (such date, the "Release Date"). In addition, on the Release Date the Payment and Performance Guaranty and the Golf Hosts Guaranty and all of the obligations thereunder shall terminate and be of no further effect. Subject to the terms of the last sentence of the succeeding subparagraph, Borrower shall have the continuing right to cause the Tamarron Premises to be released prior to the Release Date upon delivery to Lender of $250,000, which amount shall be held by Lender as Additional Collateral pursuant to the terms of this Agreement.

         (c) Borrower shall be permitted to sell, transfer, encumber, pledge or otherwise dispose of any portion of the Additional Collateral subject to the requirements of this subparagraph. The proceeds of any Additional Collateral shall be invested in Collateral, Additional Collateral or, to the extent not included within the Additional Collateral, the Innisbrook Premises or held by Lender as Additional Collateral pursuant to arrangements reasonably acceptable to Lender, all as more particularly set forth in the Security Agreement. Provided no Event of Default or Potential Event of Default then exists hereunder, Lender shall execute any and all necessary release documents to evidence such release upon receipt by Lender of an Officer's Certificate certifying to Lender that (i) such property is being sold or, with respect to any Lender's Shares, pledged, to a third-party unrelated to Borrower or any affiliate of Borrower or any affiliate of any officer, director or employee of Borrower or any affiliate of Borrower, or if an affiliate, identifying the affiliate relationship, (ii) the transaction was undertaken in good faith and on an arm's length basis, and (iii) the property is being sold or transferred for consideration that equals or exceeds eighty percent (80%) of the property's fair market value (ninety-five percent (95%) if the property is being sold to an affiliate). Without limiting the foregoing, in the event the Tamarron Property is sold or refinanced prior to the Release Date, the net proceeds therefrom, after repayment of the Permitted Exceptions, shall be considered Additional Collateral.

                                   ARTICLE III
                                  LOAN CLOSING

         Lender's obligation to make the Loans and to perform the remainder of its obligations under this Agreement are expressly conditioned upon the occurrence of all of the following on or before the Termination Date:

         3.1 Loan Documents. Borrower's delivery to Lender of the following documents, in form and substance satisfactory to Lender, duly executed (and acknowledged where necessary) by the appropriate parties thereto:

                  (a) This Agreement;

                  (b) The Notes;

                  (c) The Deed of Trust, which shall be duly recorded in such Official Records as are acceptable to Lender;

                  (d) The Security Agreement, together with the Financing Statement which shall be duly filed in the Office of the Florida Secretary of State and the Office of the Colorado Secretary of State;

                  (e) The Assignment of Contracts and Permits;

                  (f) The Securities Purchase Agreement;

                  (g) The Pledge Agreement;

                  (h) The Payment and Performance Guaranty; and

                  (i) The Golf Hosts Guaranty.

         3.2 Borrower's Deliveries. Borrower shall have delivered to or for the benefit of Lender, as the case may be, on or before the Closing Date, all other documents and other information required of Borrower pursuant to this Agreement.

         3.3 Representations, Warranties and Covenants. All of Borrower's representations and warranties made in this Agreement shall be true and correct as of the Closing Date as if then made, and there shall have occurred no material adverse change in the condition or financial results of the operation of the Property since January 1, 1997. Borrower shall have performed all of its covenants and other obligations under this Agreement and Borrower shall have executed and delivered to Lender on the Closing Date a certificate dated as of the Closing Date to the foregoing effect in the form attached hereto as Exhibit O.

         3.4 Title Insurance. The Title Company shall have delivered the Lender's Title Policy to Lender.

         3.5 Title to Property. Lender shall have determined that Borrower is the sole owner of good and marketable fee simple title to the Real Property and to the Tangible Personal Property, free and clear of all liens, encumbrances, restrictions, conditions and agreements except for Permitted Exceptions as evidenced by issuance of the Lender's Title Policy.

         3.6 Condition of Property. The Real Property and the Tangible Personal Property (including but not limited to the golf course, driving range, putting greens, mechanical systems, plumbing, electrical wiring, appliances, fixtures, heating, air conditioning and ventilating equipment, elevators, boilers, equipment, roofs, structural members and furnaces) shall be in condition acceptable to Lender.

         3.7 Utilities. All of the Utilities shall be installed in and operating at the Property, and service shall be available for the removal of garbage and other waste from the Property.

         3.8 Liquor License. Borrower, or Borrower's nominee, shall possess all liquor licenses, alcoholic beverage licenses and other material Permits and Authorizations necessary to operate the restaurant, bars, snack shops and lounges presently located at the Property.

         3.9 Partnership Agreement. Borrower shall have delivered to Lender a countersigned copy of the Partnership Agreement of Lender in a form prepared by Lender, which shall be in substantially the form attached hereto as Exhibit P.

         3.10 Certification of Non-Foreign Status. Borrower shall have delivered to Lender a duly executed Certification of Non-Foreign Status.

         3.11 Legal Opinions. Borrower shall have delivered to Lender a favorable opinion of Borrower's Counsel in the form attached hereto as Exhibit H.

         3.12 Satisfaction or Waiver of Conditions Precedent to Merger Agreement. Borrower shall provide Lender with written certification that each of the conditions precedent set forth in Article IX of the Merger Agreement have been satisfied or waived by Borrower.

Each of the conditions and additional covenants contained in this Section are intended for the benefit of Lender and may be waived in whole or in part by Lender, but only by an instrument in writing signed by Lender.

                                   ARTICLE IV
                            DISBURSEMENTS OF THE LOAN

         4.1 Disbursement on Closing Date . Lender shall disburse Loan proceeds in the principal amount of Sixty-Nine Million Nine Hundred Seventy-Five Thousand Dollars ($69,975,000) on the Closing Date, together with Tranche I Capital
Expenditures incurred prior to the Closing Date for improvements to the Sandpiper golf course.

         4.2 Requests for Subsequent Disbursements of the Tranche I Loan. Borrower shall request disbursements of the Tranche I Loan for the Tranche I Capital Expenditures not more frequently than monthly and not closer together than fifteen (15) days after the date on which the immediately preceding disbursement request was submitted to Lender. Upon satisfaction of the following conditions precedent:

                  (a) Lender has received and approved true, correct and complete copies of all of the items listed in Part I of Exhibit G, including the Draw Request Documents; and

                  (b) Borrower shall have evidenced to Lender's reasonable satisfaction that the cost to complete the improvements to made with such disbursements, together with the undisbursed loan proceeds and any funds separately set aside by Borrower, are sufficient to complete such work:

                  (c) No Event of Default or Potential Default shall have occurred and be continuing; and

                  (d) Lender has received an endorsement or  endorsements to the
         Lender's  Title  Policy  reasonably   satisfactory  to  the  Lender  in
         connection with the additional advance requested.

Lender shall disburse within ten (10) Business Days after receipt of the Draw Request Documents, the Loan disbursement of the Tranche I Loan requested by Borrower therein; provided, however, that in no event shall the aggregate amount disbursed by Lender pursuant to this Section 4.2 exceed Nine Million Dollars ($9,000,000).

         4.3 Requests for Subsequent Disbursements of the Tranche II Loan. Borrower shall request disbursements of the Tranche II Loan in accordance with the procedures set forth in the Securities Purchase Agreement and upon satisfaction of the following conditions precedent:

                  (a) no Event of Default or Potential Default shall have occurred and be continuing; and

                  (b) Lender has received an endorsement or  endorsements to the
         Lender's  Title  Policy  reasonably   satisfactory  to  the  Lender  in
         connection with the additional advance requested.

In no event shall the  aggregate  amount  disbursed  by Lender  pursuant to this
Section 4.3 exceed the Purchase Price for the Contingent Additional OP Units on the Conversion Date.

                                    ARTICLE V
                         REPRESENTATIONS AND WARRANTIES

         To induce Lender to enter into this Agreement, Borrower hereby makes the following representations, warranties and covenants with respect to the Property, subject to the Warranty Disclosure Schedule attached hereto as Exhibit R, upon each of which Borrower acknowledges and agrees that Lender is entitled to rely and has relied:

         5.1 Organization and Power. Borrower is duly formed or organized, validly existing and in good standing under the laws of the state of its formation and is qualified to transact business in the State and has all requisite powers and all governmental licenses, authorizations, consents and approvals to carry on its business as now conducted and to enter into and perform its obligations hereunder and under any document or instrument required to be executed and delivered by or on behalf of Borrower hereunder.

         5.2 Authorization and Execution. This Agreement has been, and each of the agreements and certificates of Borrower to be delivered to Lender on the Closing Date as provided in Article IV will be, duly authorized by all necessary action on the part of Borrower, has been duly executed and delivered by Borrower, constitutes the valid and binding agreement of Borrower and is enforceable against Borrower in accordance with its terms, subject, in each case, to applicable bankruptcy, insolvency, moratorium or similar laws in effect from time to time. There is no other person or entity whose consent is required in connection with Borrower's performance of its obligations hereunder which consent has not been received or obtained. All action required pursuant to this Agreement necessary to effectuate the transactions contemplated herein has been, or will on the Closing Date be, taken promptly and in good faith by Borrower and its representatives and agents.

         5.3 Noncontravention. The execution and delivery of, and the performance by Borrower of its obligations under, this Agreement do not and will not contravene, or constitute a default under, any provision of applicable law or regulation, Borrower's Organizational Documents or any agreement, judgment, injunction, order, decree or other instrument binding upon Borrower, or result in the creation of any lien or other encumbrance on any asset of Borrower other than as set forth in this Agreement or which otherwise have no material adverse effect on the use and operation of the Property. There are no outstanding agreements (written or oral) pursuant to which Borrower (or any predecessor to or representative of Borrower) has agreed to contribute or has granted an option or right of first refusal to purchase the Property or any part thereof (other than in favor of Lender as set forth in Article XI). There are no purchase contracts, options or other agreements of any kind, written or oral, recorded or unrecorded, whereby any person or entity other than Borrower will have acquired or will have any basis to assert any right, title or interest in, or right to possession, use, enjoyment or proceeds of, all or any portion of the Property except as set forth on the Lender's Title Policy or which otherwise have no material adverse effect on the use and operation of the Property. There are no rights, subscriptions, warrants, options, conversion rights or agreements of any kind outstanding to purchase or to otherwise acquire any interest or profit participation of any kind in the Property or any part thereof other than as set forth in this Agreement or which otherwise have no material adverse effect on the use and operation of the Property.

         5.4 No Special Taxes. Borrower has no knowledge of, nor has it received any notice of, any special taxes or assessments relating to the Property or any part thereof, including taxes relating to the business of the Property, or any planned public improvements that may result in a special tax or assessment against the Property, that are not otherwise disclosed in the Lender's Title Policy. To the best of Borrower's knowledge, there is not any proposed increase in the assessed valuation of the Real Property for tax purposes.

         5.5   Compliance   with   Existing   Laws.   Borrower   possesses   all
Authorizations, each of which is valid and in full force and effect, and no provision, condition or limitation of any of the Authorizations has been breached or violated, except where the failure to possess such Authorizations would not have a material adverse effect on the operations of the Property. Borrower has not misrepresented or failed to disclose any material relevant fact in obtaining all Authorizations, and Borrower has no knowledge of any change in the circumstances under which any of those Authorizations were obtained that result in their termination, suspension, modification or limitation. Borrower has not taken any action (or failed to take any action), the omission of which would result in the revocation of any of the Authorizations. Borrower has no knowledge, nor has it received notice within the past three years, of any material existing or threatened violation of any provision of any applicable building, zoning, subdivision, environmental or other governmental ordinance, resolution, statute, rule, order or regulation, including but not limited to those of environmental agencies or insurance boards of underwriters, with respect to the ownership, operation, use, maintenance or condition of the Property or any part thereof, or requiring any material repairs or alterations other than those that have been made prior to the date hereof which might have a material adverse effect on the ownership or operation of the Property.

         5.6  Real  Property.  To the  best  of  Borrower's  knowledge,  (i) the
Improvements conform in all material respects to all legal requirements, (ii) all easements necessary or appropriate for the use or operation of the Property have been obtained, (iii) all contractors and subcontractors retained by Borrower who have performed work on or supplied materials to the Property have been fully paid, and all materials used at or on the Property have been fully paid for, (iv) the Improvements have been completed in all material respects in a workmanlike manner of first-class quality, and (v) all equipment necessary or appropriate for the use or operation of the Property has been installed and is presently operative in good working order. Borrower has not received any written notice which is still in effect that there is, and, to the best of Borrower's knowledge, there does not exist, any material violation of a condition or agreement contained in any easement, restrictive covenant or any similar instrument or agreement effecting the Real Property, or any portion thereof.

         5.7 Personal Property. All of the Tangible Personal Property and Intangible Personal Property being conveyed by Borrower to Lender is free and clear of all liens and encumbrances on the Closing Date, other than liens and encumbrances specifically permitted by this Agreement, and Borrower has good, merchantable title thereto and the right to convey same in accordance with the terms of this Agreement.

         5.8 Warranties and Guaranties. Borrower shall not before or after the Closing Date, release or materially modify in a manner adverse to Borrower any warranties or guarantees, if any, of manufacturers, suppliers and installers relating to the Improvements and the Personal Property or any part thereof, except with the prior written consent of Lender.

         5.9 Insurance. All of Borrower's insurance policies are valid and in full force and effect, all premiums for such policies were paid when due and all future premiums for such policies (and any replacements thereof) shall be paid by Borrower on or before the due date therefor. Borrower shall pay all premiums on, and shall not cancel or voluntarily allow to expire, any of Borrower's insurance policies unless such policy is replaced, without any lapse of coverage, by another policy or policies providing coverage at least as extensive as the policy or policies being replaced. Borrower has not received any notice from any insurance company of any defect or inadequacies in the Property to any part thereof which would adversely affect the insurability of the Property, or which would increase the cost of insurance beyond that which would ordinarily and customarily be charged for similar properties in the vicinity of the Real Property. The Property is fully insured in accordance with the requirements of
Section 7.1.

         5.10 Condemnation Proceedings; Roadways. Borrower has received no notice of any condemnation or eminent domain proceeding pending or threatened against the Property or any part thereof. Borrower has no knowledge of any change or proposed change in the route, grade or width of, or otherwise affecting, any street or road adjacent to or serving the Property which would materially adversely affect the Property. To the best of Borrower's knowledge, no fact or condition exists which would result in the termination or material impairment of access to the Property from adjoining public or private streets or ways or which could result in discontinuation of presently available or otherwise necessary sewer, water, electric, gas, telephone or other utilities or services.

         5.11 Litigation. Except as disclosed in writing to Borrower, there is no action, suit or proceeding pending or known to be threatened against or affecting Borrower or any of its properties in any court, before any arbitrator or before or by any federal state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign which reasonably could be expected to (a) in any manner raise any question affecting the validity or enforceability of this Agreement or any other agreement executed in connection herewith, (b) materially and adversely affect the business, financial position or results of operations of Borrower, (c) materially and adversely affect the ability of Borrower to perform its obligations hereunder, or under any document to be delivered pursuant hereto, (d) create a lien on the Property, any part thereof or any interest therein in violation of the terms of this Agreement, (e) otherwise adversely materially affect the Property, any part thereof or any interest therein or the use, operation, condition or occupancy thereof.

         5.12 Labor Disputes and Agreements. There are no labor disputes pending or, to the best of Borrower's knowledge, threatened as to the operation or maintenance of the Property or any part thereof which could reasonably be expected to adversely materially affect the Property, any part thereof or any interest therein or the use, operation, condition or occupancy thereof. Borrower is not a party to any union or other collective bargaining agreement with employees employed in connection with the ownership, operation or maintenance of the Property. Borrower is not a party to any employment contracts or agreements, other than the Employment Agreements, and Borrower will not, between the date hereof and the Closing Date, enter into any new employment contracts or agreements, amend any existing Employment Agreement, except in the ordinary course of the operations of the Property. To the best of Borrower's knowledge, Borrower has complied with the requirements of the federal Immigration and Reform Control Act respecting the employment of undocumented workers.

         5.13 Financial Information. To the best of Borrower's knowledge, all of Borrower's financial information, including all books and records and financial statements, is correct and complete in all material respects and presents and will present accurately the results of the operations of the Property for the periods indicated.

         5.14 Organizational Documents. Borrower's Organizational Documents are in full force and effect and have not been modified or supplemented, and no fact or circumstance has occurred that, by itself or with the giving of notice or the passage of time or both, would constitute a default thereunder.

         5.15 Land Use. The current use and occupancy of the Property for golfing, hospitality and all other related purposes (including the sale of merchandise and food and beverages) do not require any special use permit, special exception or other special permit, permission or consent which has not been obtained, and Borrower is not aware of any proposal to change or restrict such use. Borrower has all necessary certificates of occupancy or completion to operate the Property as presently operated.

         5.16 Hazardous Materials. Except as may be disclosed in the Phase I environmental assessment report for the Property, to the best of Borrower's knowledge, (i) no Hazardous Materials are located on (except in immaterial amounts used in the ordinary course for the operation or maintenance of the Property by Borrower in accordance with all applicable laws), in or under the Property or have been released into the environment, or discharged, placed or disposed of at, on or under the Property except in accordance with applicable law; and (ii) no underground storage tanks are located at the Property except in accordance with applicable law. To the best of Borrower's knowledge, there currently exist no facts or circumstances that could reasonably be expected to give rise to a material non-compliance with Environmental Laws, material environmental liability or material environmental claim.

         5.17 Utilities. All Utilities required for the operation of the Property either enter the Property through adjoining streets, or they pass through adjoining land and do so in accordance with valid public easements or private easements, and all of said Utilities are installed and are in good working order and repair and operating as necessary for the operation of the Property and all installation and connection charges therefor have been paid in full. The sewage, sanitation, plumbing, water retention and detention, refuse disposal and utility facilities in and on and/or servicing the Real Property are adequate to service the Real Property as it is currently being used and the Real Property's utilization of such facilities is in material compliance with all applicable governmental and environmental protection authorities' laws, rules, regulations and requirements.

         5.18 Curb Cuts. All curb cut street opening permits or licenses required for vehicular access to and from the Property from any adjoining public street have been obtained and paid for and are in full force and effect.

         5.19 Leased Property. The Personal Property identified on Exhibit S is all of the material leased property at the Property, and such exhibit reflects the date of each such lease, the name of the lessor, the name of the lessee, the term of each such lease, the lease payment terms and a description of the property demised by each such lease. To the best of Borrower's knowledge, all leases of such property are in good standing and free from any material default.

         5.20 Defects and Hazards. Borrower does not know of any defects, facts or conditions affecting the Real Property that would make it unsuitable for the use contemplated hereunder or of any earth movement or slippage affecting the Real Property.

         5.21 Principal Place of Business. Borrower's principal place of business is in the State of Florida at the address set forth in the preamble hereof. Borrower does not do business under any trade name or fictitious business names other than Golf Hosts, Inc., Golf Host Resorts, Inc., Golf Host Development, Inc. and Golf Host Securities, Inc.

         5.22 Single Purpose Entity. Borrower (a) shall not engage, directly or indirectly, in any business or venture other than the ownership of the Property and (b) is not and shall not become liable on any guaranty for the obligations of another person or entity and has not pledged any of its assets except pursuant to or permitted by the Loan Documents. Borrower shall maintain and preserve its respective existence and all rights and franchises material to its business. Prior to the release of the Additional Collateral, Borrower shall evidence that the property to be released shall thereafter be owned and operated by a legal entity separate and apart from Borrower.

         5.23 Removal of Collateral. Except as otherwise provided herein and as provided in the Annual Budget, the Tangible Property will be kept on or at the Real Property and Borrower will not, without the prior written consent of Lender, remove any material portion of the Collateral therefrom except such portions or items of Collateral which are consumed or worn out in ordinary usage, all of which shall be promptly replaced by Borrower with collateral of similar nature and of equal or greater value.

         5.24 Rights in Escrow Account. Borrower shall grant, or cause to be granted, to Lender, to the extent permitted by law, a perfected first lien security interest in the rights of Borrower or Borrower's Affiliate, into the proceeds payable, if any, to Borrower or Borrower's Affiliate under the Escrow Account, as such term is defined in the Merger Agreement; provided Lender acknowledges and agrees that such right shall be subordinate and subject to the rights of the parties to the escrow, including the escrow holder.

         5.25 Notices Under Merger Agreement. From and after the date hereof Borrower shall deliver to lender copies of all written notices given by or to Borrower (or Golf Hosts, Inc.) under the Merger Agreement promptly, but in no event later than Ten (10) Business Days of the date such notices are received or sent.

         Each of the representations, warranties and covenants contained in this
Article III are intended for the benefit of Lender. Each of said representations, warranties and covenants shall survive the Closing Date. No investigation, audit, inspection, review or the like conducted by or on behalf of Lender shall be deemed to terminate the effect of any such representations, warranties and covenants, it being understood that Lender has the right to rely thereon and that each such representation, warranty and covenant constitutes a material inducement to Lender to execute this Agreement and to close the transaction contemplated hereby

                                   ARTICLE VI
                              COVENANTS OF BORROWER

         As an inducement to Lender to execute this Agreement and to make each disbursement of the Loan, Borrower hereby covenants as set forth in this Article VI.

         6.1 Obligation to Withhold Distributions. If the ratio of (a) the Net Operating Income (after payment of any required deposit into the Capital Replacement Fund) for the Innisbrook Property to (b) Debt Service falls below
1.20 to 1.00, at any time following the release of any Pledged Lender's Shares (or securities held by Lender in lieu thereof), then Borrower shall thereafter retain, and not make dividends or distributions (except as may be necessary to pay any applicable taxes attributable to the income of Borrower) to its shareholders, partners or members, as applicable, until such time as Borrower has accumulated six (6) months of Base Interest at the then current level. Such accumulated Base Interest shall be maintained at all times until Borrower has again maintained such coverage ratios for two (2) consecutive Fiscal Years. Borrower shall provide Lender with such documentation, including Officer's Certificates, within forty-five (45) days after the end of each Fiscal Quarter as are necessary to establish Borrower's compliance with the foregoing requirements.

         6.2 Impositions.

         (a) Payment of Impositions. Borrower will pay, or cause to be paid, all Impositions before any fine, penalty, interest or cost may be added for non-payment, such payments to be made directly to the taxing authorities where feasible. All payments of Impositions shall be subject to Borrower's right of contest pursuant to the provisions of Section 6.12. Upon request, Borrower shall promptly furnish to Lender copies of official receipts, if available, or other satisfactory proof evidencing such payments, such as cancelled checks.

         (b) Information and Reporting. Lender shall give prompt notice to Borrower of all Impositions payable by Borrower hereunder of which Lender at any time has actual knowledge, but

Lender's failure to give any such notice shall in no way diminish Borrower's obligations hereunder to pay such Impositions. Lender and Borrower shall, upon reasonable request of the other, provide such data as is maintained by the party to whom the request is made with respect to the Property as may be necessary to prepare any required returns and reports. In the event any applicable governmental authorities classify any property covered by this Agreement as personal property, Borrower shall file all personal property tax returns in such jurisdictions where it must legally so file. Each party, to the extent it possesses the same, will provide the other party, upon reasonable request, with cost and depreciation records necessary for filing returns for any property so classified as personal property.

         (c) Refunds. If any refund shall be due from any taxing authority in respect of any Imposition paid by Borrower, the same shall be paid over to or retained by Borrower if no Event of Default shall have occurred hereunder and be continuing. Any such funds retained by Lender due to an Event of Default shall be applied to the obligations of Borrower to Lender in such order as Lender may elect in its sole discretion.

         (d) Utility Charges. Borrower shall pay or cause to be paid prior to delinquency charges for all utilities and services, including electricity, telephone, trash disposal, gas, oil, water, sewer, communication and all other utilities used in the Property during the Term.

         (e) Assessment Districts. Borrower shall not voluntarily consent to or agree in writing to (i) any special assessment or (ii) the inclusion of any material portion of the Property into a special assessment district or other taxing jurisdiction unless Lender shall have consented thereto, which consent shall not be unreasonably withheld or delayed, or unless Borrower agrees to pay the cost thereof prior to the Maturity Date.

         6.3 Maintenance of the Collateral.

         (a) Maintenance of Property. Borrower shall maintain all of the Property necessary for the operation of Borrower's business, whether now existing or hereafter acquired by Borrower, in good condition and repair, normal wear and tear excepted. Upon the loss, destruction or obsolescence of any Tangible Personal Property, Borrower shall replace such property with replacements of the same type and quality as initially in place. If any of such Tangible Personal Property is stored away from the Property, Borrower will provide Lender with proper access to the storage facility.

         (b) Borrower's Obligations. Borrower shall provide and maintain, or cause to be provided and maintained, during the Term, all Tangible Personal Property, as well as merchandise for sale to the public, and food and beverage, as shall be necessary in order to operate the Property in compliance with (a) all applicable Legal Requirements, (b) customary practices in the golf industry, and (c) the requirements of this Agreement.

         6.4 Use of Property.

         (a) Use. After the Closing Date and during the Term, Borrower shall use or cause to be used the Property and the Improvements for its Primary Intended Use and shall operate the Property to maximize its long-term value. Borrower shall not use the Property or any portion thereof for any other use without the prior written consent of Lender, in Lender's absolute discretion. No use shall be made or permitted to be made of the Property, and no acts shall be done, which will cause the cancellation of any insurance policy covering the Property or any part thereof, nor shall Borrower sell or otherwise provide to patrons, or permit to be kept, used or sold in or about the Property any article which may be prohibited by law or by the standard form of fire insurance policies, or any other insurance policies required to be carried hereunder, or fire underwriters regulations. Borrower shall, at its sole cost, comply with all of the requirements pertaining to the Property or other improvements of any insurance board, association, organization or company necessary for the maintenance of insurance, as herein provided, covering the Property. Lender specifically consents to the proposed reconfiguration of the existing holes adjacent to one of the driving ranges at the Innisbrook Property and the construction of condominiums, homesites or homes, all as more particularly described on Exhibit Q attached hereto. In addition, Borrower shall have the right to relocate or reconfigure or eliminate the existing Island Course driving range at the Innisbrook Property provided the same does not adversely affect the long-term value of the Innisbrook Property.

         (b) Specific Prohibited Uses. Borrower shall not use or occupy or permit the Property to be used or occupied, nor do or permit anything to be done in or on the Property, in a manner which would (i) violate or fail to comply with any law, rule or regulation or Legal Requirement, (ii) cause structural injury to any of the Improvements or (iii) constitute a public or private nuisance or waste. Borrower shall not allow any Hazardous Material to be located in, on or under the Property, or any adjacent property, or incorporated in the Property or any improvements thereon except in compliance with applicable law (including any Environmental Laws). Borrower shall not allow the Property to be used as a landfill or a waste disposal site, or a manufacturing, distribution or disposal facility for any Hazardous Materials. Borrower shall neither suffer nor permit the Property or any portion thereof to be used in such a manner as (i) might reasonably tend to impair Lender's title thereto or to any portion thereof, or (ii) may reasonably make possible a claim or claims of adverse usage or adverse possession by the public, as such, or of implied dedication of the Property or any portion thereof, or (iii) is in material violation of any applicable Environmental Law.

         (c) Membership Sales. Borrower shall not sell and/or classify or reclassify memberships, or set initiation fees or other charges which results in a reduction in the individual membership dues payable by members at the Innisbrook Property without the consent of the Lender, which consent shall not be unreasonably withheld or delayed. In addition, Borrower shall not materially increase the number of golfing memberships in any calendar year at the Innisbrook Property if such sales would diminish the long-term value of the Property.

         (d) Grant of Easements, Etc. Borrower may, from time to time, so long as no Event of Default has occurred and is continuing, at Borrower's cost and expense: (i) grant easements and other rights in the nature of easements; (ii) release existing easements or other rights in the nature of easements which are for the benefit of the Property; (iii) dedicate or transfer unimproved portions of the Property for road, highway or other public purposes; (iv) execute petitions to have the Property annexed to any municipal corporation or utility district; (v) execute amendments to any covenants and restrictions affecting the Property; and (vi) execute and deliver to any person any instrument appropriate to confirm or effect such grants, releases, dedications and transfers (to the extent of its interest in the Property), but only upon delivery to Lender of an Officer's Certificate (which Officer's Certificate, if contested by Lender, shall not be binding on Lender) stating that such grant, release, dedication, transfer, petition or amendment is not detrimental to the proper conduct of the business of Borrower on the Property and does not materially reduce its value or usefulness for the Primary Intended Use. Borrower shall not grant, release, dedicate or execute any of the foregoing items in this Section 6.4(d) without obtaining Lender's prior written approval, which approval shall not be unreasonably withheld or delayed; provided no such approvals shall be required for Borrower to grant easements in the normal course of operations and which do not materially adversely affect the value of the Property.

         (e) Borrower's Additional Covenants as to Use. Borrower shall (a) join the Advisory Association and cooperate in the reasonable activities of such association; and (b) at its election, engage in reasonable cross-marketing endeavors with the members of the Advisory Association.

         6.5 Hazardous Materials.

         (a) Remediation. If Borrower becomes aware of the presence of any Hazardous Material in a quantity sufficient to require remediation or reporting under any Environmental Law in, on or under any portion of the Property or if Borrower, Lender, or any portion of the Property becomes subject to any order of any federal, state or local agency to investigate, remove, remediate, repair, close, detoxify, decontaminate or otherwise clean up any portion of the Property, Borrower shall, at its sole expense, but subject to the last sentence of Section 6.5(b), carry out and complete any required investigation, removal, remediation, repair, closure, detoxification, decontamination or other cleanup of the Property. If Borrower fails to implement and diligently pursue any such repair, closure, detoxification, decontamination or other cleanup of the Property in a timely manner, Lender shall have the right, but not the obligation, to carry out such action and to recover its costs and expenses therefor from Borrower as Additional Charges.

         (b) Borrower's Indemnification of Lender. Borrower shall pay, protect, indemnify, save, hold harmless and defend Lender, the Company, Affiliates of the Company and Lender (including their respective officers, directors and controlling persons), and any Lender Assignee (collectively, the "Lender Indemnitees") from and against all liabilities, obligations, claims, damages (including punitive or consequential damages), penalties, causes of action, demands, judgments, costs and expenses (including reasonable attorneys' fees and expenses), to the extent permitted by law, imposed upon or incurred by or asserted against Lender or any other Lender Indemnitee or the Property by reason of any Environmental Law (irrespective of whether there has occurred any violation of any Environmental Law) in respect of the Property howsoever arising, without regard to fault on the part of Borrower, including (a) liability for response costs and for costs of removal and remedial action incurred by the United States Government, any state or local governmental unit to any other Person, or damages from injury to or destruction or loss of natural resources, including the reasonable costs of assessing such injury, destruction or loss, incurred pursuant to any Environmental Law, (b) liability for costs and expenses of abatement, investigation, removal, remediation, correction or clean-up, fines, damages, response costs or penalties which arise from the provisions of any Environmental Law, (c) liability for personal injury or property damage arising under any statutory or common-law tort theory, including damages assessed for the maintenance of a public or private nuisance or for carrying on of a dangerous activity, or (d) by reason of a breach of a representation or warranty of this Agreement. Notwithstanding the foregoing or any other provision of this Agreement (including Section 6.5(d) and Article 12), Borrower shall not be liable, or otherwise be required to indemnify Lender or any Lender Indemnitee for any matters or events that arise after the Closing Date that are caused by a breach by Lender of the terms of this Agreement.

         (c) Survival of Indemnification Obligations. Borrower's obligations and/or liability under this Section 6.5 arising during the Term shall survive any termination of this Agreement.

         (d) Environmental Violations at Expiration or Termination of Agreement. Notwithstanding any other provision of this Agreement (except the last sentence of Section 6.5(b)), if, at a time when the Term would otherwise terminate or expire, a violation of any Environmental Law has been asserted by Lender and has not been resolved in a manner reasonably satisfactory to Lender, or has been acknowledged by Borrower to exist or has been found to exist at the Property or has been asserted by any governmental authority and Borrower's failure to have completed all action required to correct, abate or remediate such a violation of any Environmental Law materially impairs the value or leaseability of the Property upon the expiration of the Term, then, at the option of Lender, the Purchase Option shall be automatically extended with respect to the Property beyond the date of termination or expiration until the earlier to occur of (i) the completion of all remedial action in accordance with applicable Environmental Laws or (ii) 12 months beyond such expiration or termination date.

         (e) Environmental Statements. Immediately upon Borrower's learning, or having reasonable cause to believe, that any Hazardous Material in a quantity sufficient to require remediation or reporting under applicable law is located in, on or under the Property or any adjacent property, Borrower shall notify Lender in writing of (a) the existence of any such Hazardous Material; (b) any enforcement, cleanup, removal, or other governmental or regulatory action instituted, completed or threatened; (c) any claim made or threatened by any Person against Borrower or the Property relating to damage, contribution, cost recovery, compensation, loss, or injury resulting from or claimed to result from any Hazardous Material; and (d) any reports made to any federal, state or local environmental agency arising out of or in connection with any Hazardous Material in or removed from the Property, including any complaints, notices, warnings or asserted violations in connection therewith.

         6.6 Maintenance and Repair.

         (a) Borrower's Obligations. Borrower, at its expense, will operate and maintain the Property in good order, repair and appearance (whether or not the need for such repairs occurs as a result of Borrower's use, any prior use, the elements or the age of the Property or any portion thereof) and in accordance with any applicable Legal Requirements, and, except as otherwise provided in
Article VII, with reasonable promptness, make all necessary and appropriate repairs thereto of every kind and nature, whether interior or exterior, structural or non-structural, ordinary or extraordinary, foreseen or unforeseen or arising by reason of a condition existing prior to the Closing Date (concealed or otherwise). Borrower shall maintain the Property in accordance with the maintenance practices of the Property at the Closing Date and otherwise in a manner comparable to other comparable golf courses (including the related resort and conference facilities) in the vicinity of the Property. Lender may consult with the Advisory Association from time to time with respect to Borrower's compliance with its maintenance and operation obligations under this
Section 6.6(a), and Lender and representatives of Advisory Association shall have the right from time to time to enter the Property for the purpose of inspecting the Property. If Lender, in consultation with the Advisory Association, determines that Borrower has failed to comply with its maintenance obligations under this Section 6.6(a), Lender shall provide written notice to Borrower setting forth a list of remedial work and/or steps to be performed by Borrower. Borrower shall promptly and diligently perform such remedial work and/or steps as recommended by Lender, provided if Borrower objects to one or more of the remedial obligations proposed by Lender, then the matter shall be submitted to the dispute resolution procedure set forth in Article XIII. Borrower will not take or omit to take any action the taking or omission of which could reasonably be expected to impair the value or the usefulness of the Property or any part thereof for its Primary Intended Use. In no event shall Borrower be deemed to be in violation of this Section 6.6(a) if Borrower has requested that Lender disburse available funds from the Capital Replacement
Reserve to cure such default by making capital repairs, improvements or replacements and Lender has not consented to such disbursement.

         (b) Mechanic's Liens. Nothing contained in this Agreement and no action or inaction by Lender shall be construed as (i) constituting the consent or request of Lender expressed or implied, to any contractor, subcontractor, laborer, materialman or vendor to or for the performance of any labor or services or the furnishing of any materials or other property for the construction, alteration, addition, repair or demolition of or to the Property or any part thereof; or (ii) giving Borrower any right, power or permission to contract for or permit the performance of any labor or services or the furnishing of any materials or other property, in either case, in such fashion as would permit the making of any claim against Lender in respect thereof or to make any agreement that may create, or in any way be the basis for, any right, title, interest, lien, claim or other encumbrance upon the estate of Lender in the Property, or any portion thereof.

         6.7 Borrower's Right to Modify Property.

         (a) Borrower's Right to Construct. Subject to the prior written approval of Lender in its reasonable discretion, during the Term Borrower may make alterations, additions, changes and/or improvements to the Innisbrook Property (individually, a "Borrower Improvement," and collectively, "Borrower Improvements"), provided any Borrower Improvements costing $250,000 or less shall not require the approval of Lender. Any such Borrower Improvement shall be made at Borrower's sole expense and shall not affect Lender's option to purchase the Innisbrook Property pursuant to the terms of Article XI. Unless made on an emergency basis to prevent injury to Person or property, Borrower will submit plans and specifications for any Borrower Improvements, in the form necessary for any required building permits, to Lender for Lender's prior written approval, such approval not to be unreasonably withheld or delayed and shall not be withheld so long as such alterations, additions, changes and/or improvements do not have a material adverse affect on the value of the Innisbrook Property. Borrower shall not modify any of the Additional Collateral so as to materially diminish the value thereof or materially diminish the value of the Innisbrook Property. Borrower may make alterations, additions, changes and/or improvements to the Tamarron Property without the written consent of Lender, provided that such alterations do not materially diminish the value of the Tamarron Property.

         Upon approval by Lender:

                  (i) Borrower shall diligently seek all governmental approvals and any other necessary private approvals (e.g., ground lessor, mortgagee, etc.) relating to the construction of any Borrower Improvement; and

                  (ii) once Borrower begins the construction of any Borrower Improvement, Borrower shall diligently prosecute any such Borrower Improvement to completion in accordance with applicable insurance requirements and the laws, rules and regulations of all governmental bodies or agencies having jurisdiction over the Property; and

                  (iii) Borrower shall not suffer or permit any mechanics' liens exceeding Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate at any one time to exist against the Property (and with respect to such liens will cause them to be removed of record or bonded over not less than thirty (30) days prior to any scheduled foreclosure pursuant to such lien) or suffer or permit any other claims or demands arising from the work of construction of any Borrower Improvement to be enforced against the Property or any part thereof, and Borrower agrees to hold Lender and the Property free and harmless from all liability from any such liens, claims or demands, together with all costs and expenses in connection therewith; and

                  (iv) all work shall be performed in a good and workmanlike manner.

         (b) Scope of Right. Subject to Section 6.7(a), at Borrower's cost and expense, Borrower shall have the right to:

                  (i)  seek  any  governmental  approvals,   including  building
         permits, licenses, conditional use permits and any certificates of need that Borrower requires to construct any Borrower Improvement;

                  (ii) erect upon the Property such Borrower Improvements as Borrower deems desirable; and

                  (iii) engage in any other lawful activities that Borrower determines are necessary or desirable for the development of the Property in accordance with its Primary Intended Use.

         Lender shall have the right at any time and from time to time to post and maintain upon the Property such notices as may be necessary to protect Lender's interest from mechanics' liens, materialmen's liens or liens of a similar nature.

         6.8 Lender's Right to Audit Calculation of Gross Revenue. Lender, at its own expense except as provided hereinbelow, shall have the right from time to time directly or though its accountants to audit the information set forth in the Officer's Certificate referred to in Section 2.3(d) for a period of five (5) years from receipt of such Officer's Certificate and in connection with such audits to examine Borrower's book and records with respect thereto (including supporting data, sales tax returns and Borrower's work papers). If any such audit discloses a deficiency in the payment of Participating Interest, Borrower shall forthwith pay to Lender the amount of the deficiency as finally agreed or determined, together with interest on such amount at the Overdue Rate from the date when said payment should have been made to the date of payment thereof; provided, however, that as to any audit that is commenced more than twelve (12) months after the date Gross Revenue for any Fiscal Year is reported by Borrower to Lender in the Officer's Certificate, the deficiency, if any, with respect to such Gross Revenue shall bear interest as permitted herein only from the date such determination of deficiency is made unless such deficiency is the result of gross negligence or willful misconduct on the part of Borrower. If any such audit discloses that the Gross Revenue actually received by Borrower for any Fiscal Year exceeds the Gross Revenue reported by Borrower in the Officer's Certificate by more than two percent (2%), then Borrower shall pay all reasonable costs of such audit and examination; provided Borrower shall have the right to submit the audit determination to arbitration in accordance with the procedures set forth in
Article XIII. Lender shall also have the right to review and audit from time to time Borrower's business operations including all books, records and financial statements of Borrower. Borrower shall promptly provide to Lender copies of all such books, records, financial statements or any other documentation of Borrower's business operations reasonably requested by Lender. Lender shall keep confidential the contents of such books, records, financial statements and other documentations, provided Lender shall be permitted to disclose the foregoing to its attorneys, accountants and advisors who agree to maintain the confidentiality of such information, and shall also be permitted to disclose the foregoing as may be necessary or appropriate in any public filings of the Company or GTA, Inc. or in any litigation proceedings.

         6.9 Annual Budget. Not later than forty-five (45) days prior to the commencement of each Fiscal Year, Borrower shall prepare and submit to Lender an operating budget (the "Operating Budget") and a capital budget (the "Capital Budget") prepared in accordance with the requirements of this Section 6.9. The Operating Budget and the Capital Budget (together, the "Annual Budget") shall be prepared in a form approved by Lender for use throughout the Term and show by quarter and for the year as a whole the following:

                  (a) Borrower's reasonable estimate of Gross Revenue and Gross Expenses itemized on schedules on a quarterly basis as approved by Lender and Borrower, together with assumptions, in narrative form, forming the basis of such schedules.

                  (b) An estimate of any amounts Lender will be requested to fund for Capital Expenditures during the next two Fiscal Years, subject to the limitations set forth in Article IX. (c) A cash flow projection.

                  (d) A narrative description of any anticipated significant events, including, if requested by Lender, a narrative description of any category of operating expenses that decrease or increase by five percent (5%) or more from the prior year's expenses.

                  (e) Borrower's reasonable estimate for each Fiscal Quarter of the Participating Interest to be paid for such quarter.

         Lender shall have thirty (30) days after the date on which it receives the Annual Budget to review, approve or disapprove the Annual Budget, which approval shall not be withheld so long as such Annual Budget is reasonably designed to enhance the long-term value of the Innisbrook Property. If the parties are not able to reach agreement on the Annual Budget for any Fiscal Year during Lender's thirty (30) day review period, the parties shall attempt in good faith during the subsequent thirty (30) day period to resolve any disputes, which attempts shall include, if requested by either party, at least one (1) meeting of executive-level officers of Lender and Borrower and one (1) meeting with the directors of the Advisory Association. In the event the parties are still not able to reach agreement on the Annual Budget for any particular Fiscal Year after complying with the foregoing requirements of this Section 6.9, the parties shall adopt such portions of the Operating Budget and the Capital Budget as they may have agreed upon, and any matters not agreed upon shall be referred to a dispute resolution committee composed of three (3) members of the Advisory Association unaffiliated with Borrower and two (2) members of the board of directors of the Company. Such committee shall be responsible for resolving any such disagreement and the parties agree that the determination of such dispute resolution committee shall be binding on the parties. In resolving such dispute the committee shall base its determination on whether the Annual Budget is reasonably designed to enhance the long-term value of the Innisbrook Property. Pending the results of such resolution or the earlier agreement of the parties, (i) if the Operating Budget has not been agreed upon, the Property will be operated in a manner consistent with the prior year's Operating Budget until a new Operating Budget is adopted, and (ii) if the Capital Budget has not been agreed upon, no Capital Expenditures shall be made unless the same are set forth in a previously approved Capital Budget or are specifically required by Lender or are otherwise required to comply with Legal Requirements or Insurance Requirements. Borrower shall operate the Property in a manner reasonably consistent with the Annual Budget. For purposes of 1997, the Annual Budget and the Operating Budget shall be the Budget attached hereto as Exhibit E, provided such Budget shall be updated by Borrower and approved by Lender not later than forty-five (45) days following the Closing Date.

                  (f)  During  the period in which the  Innisbrook  Property  is being managed by Westin Hotel Company pursuant to the Westin Management Agreement, the Annual Budget and the Operating Budget shall be determined in accordance with the provisions of Section 2.3 and 2.4 of the Westin Management Agreement; provided Lender and Westin Hotel
         Company shall enter into a separate agreement respecting their respective rights.

         6.10 Financial Statements.

         (a) Borrower shall utilize, or cause to be utilized, an accounting system for the Property in accordance with its usual and customary practice, and in accordance with GAAP, that will accurately record all data necessary to compute Participating Interest, and Borrower shall retain for at least five (5) years after the expiration of each Fiscal Year, reasonably adequate records conforming to such accounting system showing all data necessary to compute Participating Interest. The books of account and all other records relating to or reflecting the operation of the Property shall be kept at either the Property, Borrower's offices or Westin's offices at 2001 Sixth Avenue, Seattle, Washington 98121. Such books and records shall be available to Lender and its representatives for examination, audit, inspection and transcription.

         (b) Borrower shall furnish to Lender within thirty (30) days of the end of each Fiscal Quarter (i) unaudited financial statements for the Fiscal Quarter and year to date, together with the same information for the comparable prior Fiscal Quarter and year to date, including the following: results of operations, a balance sheet, statements of cash flows and statement of changes in owner's equity. If Lender requests, Borrower shall provide reviewed financial statements for such Fiscal Quarter at Borrower's expense. Each quarterly report shall also include a narrative explaining any deviation in any major revenue or expense category or operating expenses (by category) of more than ten percent (10%) from the amounts set forth on the Annual Budget, together with, if appropriate a revised Annual Budget, which budget shall be subject to Lender's review and approval as provided in Section 6.9. Each quarterly report shall also forecast any projected Participating Interest payable for the following Fiscal Quarter.

         (c) For each Fiscal Year, Borrower shall deliver to Lender within seventy-five (75) days of the end of such Fiscal Year financial statements prepared in accordance with GAAP and audited by any nationally recognized independent accounting firm licensed to practice in front of the Securities and Exchange Commission.

         (d) If requested by Lender, Borrower will make available to Lender and the Company and their respective lenders, underwriters, counsel, accountants and advisors such additional information and financial statements with respect to Borrower and the Property as Lender may reasonably request without any additional cost to Borrower, and Borrower agrees to reasonably cooperate with Lender and the Company in effecting public or private debt or equity financings by the Lender or the Company, without any additional cost to Borrower, modifications to this Agreement or the requirement of additional collateral from Borrower.

         6.11 Liens, Encroachments and Other Title Matters.

         (a) Liens. Subject to the provisions of Section 6.12 relating to permitted contests, Borrower will not directly or indirectly create or allow to remain, and will promptly discharge at its expense any lien, encumbrance, attachment, title retention agreement or claim upon the Property or any attachment, levy, claim or encumbrance emanating from Borrower's actions or negligence, not including, however:

                  (i) this Agreement and other liens permitted by the Loan Documents;

                  (ii) the matters, if any, that existed as of the Closing Date, as set forth on the title policy received (and approved in its sole discretion) by Lender;

                  (iii) restrictions, liens and other encumbrances which are consented to in writing by Lender, or any easements granted pursuant to the provisions of Section 6.4(d) of this Agreement;

                  (iv) liens for those taxes of Lender which Borrower is not required to pay hereunder;

                  (v) leases or licenses permitted by Article XII;

                  (vi)  liens  for   Impositions  or  for  sums  resulting  from
         noncompliance with Legal Requirements so long as such liens are in the process of being contested as permitted by Section 6.12;

                  (vii) liens of mechanics, laborers, materialmen, suppliers or vendors for sums either disputed (provided that such liens are in the process of being contested as permitted by Section 6.12) or not yet due; and

                  (viii) the mortgage lien on the Tamarron Property to secure the obligations of Golf Hosts, Inc. under the Escrow Agreement and the obligations of Borrower with respect to additional improvements which may be made in the future.

         (b) Encroachments and Other Title Matters. Excepting any matters granted or created by Lender after the Closing Date, if any of the Improvements shall, at any time, encroach upon any property, street or right-of-way adjacent to the Property, or shall violate the agreements or conditions contained in any lawful restrictive covenant or other agreement affecting the Property, or any part thereof, or shall impair the rights of others under any easement or right-of-way to which the Property is subject, or the use of the Property is impaired, limited or interfered with by reason of the exercise of the right of surface entry or any other rights under a lease or reservation of any oil, gas, water or other minerals, then promptly upon request of Lender or at the behest of any person affected by any such encroachment, violation or impairment, Borrower, at its sole cost and expense (subject to its right to contest the existence of any such encroachment, violation or impairment), shall protect, indemnify, save harmless and defend Lender, the Company and any other Lender Indemnitee from and against all losses, liabilities, obligations, claims, damages, penalties, causes of action, costs and expenses (including reasonable attorneys' fees and expenses) based on or arising by reason of any such encroachment, violation or impairment and in such case, in the event of an adverse final determination, either (i) obtain valid and effective waivers or settlements of all claims, liabilities and damages resulting from each such encroachment, violation or impairment, whether the same shall affect Lender or Borrower; or (ii) make such changes in the Improvements, and take such other actions, as Borrower in the good faith exercise of its judgment deems reasonably practicable, to remove such encroachment, and to end such violation or impairment, including, if necessary, the alteration of any of the Improvements, and in any event take all such actions as may be necessary in order to be able to continue the operation of the Improvements for the Primary Intended Use substantially in the manner and to the extent the Improvements were operated prior to the assertion of such violation or encroachment. Borrower's obligation under this Section 6.11 shall be in addition to and shall in no way discharge or diminish any obligation of any insurer under any policy of title or other insurance and Borrower shall be entitled to a credit for any sums recovered by Lender under any such policy of title or other insurance.

         (c) Survey. Borrower shall, promptly following the Closing Date, undertake to provide Lender with an ALTA/ACSM survey of the Innisbrook Premises with such certifications as Lender shall reasonably require.

         6.12 Permitted Contests.

         (a) Authorization. Borrower may contest, by appropriate legal proceedings conducted in good faith and with due diligence, the amount, validity or application, in whole or in part, of any Imposition or any Legal Requirement or Insurance Requirement, or any lien, attachment, levy, encumbrance, charge or claim not otherwise permitted by Section 6.11(a); provided, however, that nothing in this Section 6.12 shall limit the right of Lender to contest the amount, validity or application, in whole or in part, of any Imposition, Legal Requirement, Insurance Requirement, or any lien, attachment, levy, encumbrance, charge or claim with respect to the Property (and Borrower shall reasonably cooperate with Lender with respect to such contest), and, further provided that:

                  (i) in the case of an unpaid Imposition, lien, attachment, levy, encumbrance, charge or claim, the commencement and continuation of such proceedings shall suspend the collection thereof from Lender and from the Property, and neither the Property nor any income therefrom nor any part thereof or interest therein would be in any danger of being sold, forfeited, attached or lost pending the outcome of such proceedings;

                  (ii) in the case of a Legal Requirement, Lender would not be subject to criminal or material civil liability for failure to comply therewith pending the outcome of such proceedings. Nothing in this Section 6.12(a)(ii), however, shall permit Borrower to delay compliance with any requirement of an Environmental Law to the extent such non-compliance poses an immediate threat of injury to any Person or to the public health or safety or of material damage to any real or personal property;

                  (iii) in the case of a Legal Requirement and/or an Imposition, lien, encumbrance or charge, Borrower shall give such reasonable security, if any, as may be demanded by Lender to insure ultimate payment of the same and to prevent any sale or forfeiture of the affected Property or the Interest by reason of such non-payment or noncompliance, provided, however, the provisions of this Section 6.12 shall not be construed to permit Borrower to contest the payment of Interest or any other sums payable by Borrower to Lender hereunder;

                  (iv) no such contest shall interfere in any material respect with the use or occupancy of the Property;

                  (v) in the case of an Insurance Requirement, the coverage required by Article VII shall be maintained; and

                  (vi) if such contest be finally resolved against Lender or Borrower, Borrower shall, as Additional Charges due hereunder, promptly pay the amount required to be paid, together with all interest and penalties accrued thereon, or comply with the applicable Legal Requirement or Insurance Requirement.

         (b) Indemnification of Lender. If Lender so desires, Lender shall be permitted to join as a party in any contest permitted pursuant to this Section
6.12. Borrower shall indemnify and save Lender harmless against any liability, cost or expense of any kind that may be imposed upon Lender in connection with any such contest and any loss resulting therefrom.

         6.13 Legal Requirements. Subject to Section 6.12 regarding permitted contests, Borrower, at its expense, shall promptly (a) comply with all Legal Requirements and Insurance Requirements in respect of the use, operation, maintenance, repair and restoration of the Property, whether or not compliance therewith shall require structural changes in any of the Improvements or interfere with the use and enjoyment of the Property; and (b) procure, maintain and comply with all material licenses and other authorizations required for any use of the Property then being made, and for the proper erection, installation, operation and maintenance of the Property or any party thereof.

         6.14 Actions Affecting Property. Borrower shall give Lender prompt written notice of the assertion of any claim with respect to, or the filing of any action or proceeding purporting to affect the Property, any of the Loan Documents or the rights or powers of Lender. Borrower shall appear in and contest any such action or proceeding and shall pay all costs and expenses, including cost of evidence of title and attorneys' fees, in any such action or proceeding in which Lender may appear.

         6.15 Material Agreements. Borrower agrees not to terminate or materially modify the Master Lease or the Westin Management Agreement or any interest therein without the prior written consent of Lender, which consent shall not be unreasonably withheld or delayed. Any subsequent manager of the Innisbrook Property shall be a first-class upscale hotel operator with relevant experience in the operation and management of first-class golf facilities. Consent to one amendment, change, agreement or modification shall not be deemed to be a waiver of the right to require consent to other, future or successive amendments, changes, agreements or modifications. Borrower shall perform all obligations and agreements under the Master Lease and the Westin Management Agreement and shall not take any action or omit to take any action which would effect or permit the termination of any of said agreements. Borrower shall promptly notify Lender in writing with respect to any default or alleged default by any party thereto and to deliver to Lender copies of all notices, demands, complaints or other communications received or given by Borrower with respect to any such default or alleged default. Lender shall have the option, but no obligation, to cure any such default and to perform any or all of Borrower's obligations thereunder. All sums expended by Lender in curing any such default shall be secured by the Loan Documents and shall be immediately due and payable without demand or notice and shall bear interest from date of expenditure at the Overdue Rate.

         6.16 Lender Inspections. At any time that any material Capital Expenditure individually in excess of $100,000 is being incurred during the Term, during normal business hours, Borrower shall permit Lender and Lender's representatives, inspectors and consultants to enter upon the Real Property, to inspect any construction and materials to be used therein and to examine all contracts, records, plans and shop drawings which are kept at the construction site or at Borrower's offices. Lender shall keep confidential the information obtained from such inspections, provided Lender shall be permitted to disclose such information to its attorneys, accountants and advisors who agree to maintain the confidentiality of such information, and shall also be permitted to disclose such information as may be necessary or appropriate in any public filing of the Company or GTA, Inc. or in any litigation proceedings.

         6.17 Trade Names. Borrower shall immediately notify Lender in writing of any change in the place of business of, or the change in the legal, trade or fictitious business names used by, Borrower, any of its constituent general partners or Guarantor and shall, upon Lender's request, execute any additional financing statements and other certificates necessary to reflect any change in trade names or fictitious business names.

                  6.18 Officer's Certificates. At any time, and from time to time upon Borrower's receipt of not less than ten (10) days' prior written request by Lender, Borrower will furnish to Lender an Officer's Certificate certifying that:

                  (a) this Agreement is unmodified and in full force and effect (or that this Agreement is in full force and effect as modified and setting forth the modifications);

                  (b) the dates to which the Interest has been paid;

                  (c) whether or not to the best knowledge of Borrower, Lender is in default in the performance of any covenant, agreement or condition contained in this Agreement and, if so, specifying each such default of which Borrower may have knowledge;

                  (d) that, except as otherwise specified, there are no proceedings pending or, to the knowledge of the signatory, threatened, against Borrower before or by any court or administrative agency which, if adversely decided, would materially and adversely affect the financial condition and operations of Borrower; and

                  (e) responding to such other questions or statements of fact as Lender shall reasonably request.

         Borrower's failure to deliver such Officer's Certificate within such time shall constitute an acknowledgement by Borrower that this Agreement is unmodified and in full force and effect except as may be represented to the contrary by Lender, Lender is not in default in the performance of any covenant, agreement or condition contained in this Agreement and the other matters set forth in such request, if any, are true and correct. Any such Officer's Certificate furnished pursuant to this Section 6.18 may be relied upon by Lender and any prospective lender or purchaser.

         6.19 Protective Advances. If Borrower shall at any time fail to perform or comply with any of the terms, covenants and conditions required on Borrower's part to be performed and complied with under this Agreement, any of the other Loan Documents or any other agreement that, under the terms of this Agreement, Borrower is required to perform, then Lender, without waiving or releasing Borrower from any of its obligations hereunder, may, in its sole discretion upon ten (10) days prior written notice to Borrower (except in an emergency in which case no notice shall be required):

                  (a) make any payments hereunder or thereunder payable by Borrower and take out, pay for and maintain any of the insurance policies provided for herein; and/or

                  (b) after the expiration of any applicable grace period and subject to Borrower's rights to contest certain obligations specifically granted hereby, perform any such other acts hereunder or thereunder on the part of Borrower to be performed and enter upon the Property for such purpose; and/or

                  (c) perform any act in such manner and to such extent as Lender may deem necessary to protect the security hereof, Lender being authorized to enter upon the Property for such purpose; appear in and defend any action or proceeding purporting to affect, in any manner whatsoever, the obligations of Borrower hereunder, the security therefor or the rights or powers of Lender; pay, purchase or compromise any encumbrance, charge or lien that in the judgment of Lender is prior or superior to any mortgage granted Lender.

All sums so paid out of Lender's own funds and all reasonable out-of-pocket costs and expenses incurred and paid by Lender in connection with the performance of any such act, including, without limitation, attorneys' fees and any allocated costs of in-house counsel (provided such services are not redundant with the services of any outside counsel), together with interest on unpaid balances thereof at the Overdue Rate from the respective dates of Lender's making of each such payment, shall be added to the principal of the Note, shall be secured by the Loan Documents and by the lien of any mortgage granted Lender, prior to any right, title or interest in or claim upon the Property attaching or accruing subsequent to the lien of any mortgage or security interest granted Lender and shall be payable by Borrower to Lender on demand.

         6.20 Reporting of Original Issue Discount. Borrower agrees that it will report for purposes of calculating original issue discount interest accruing at an annual rate of 11.5% for the term of the Loan.

                                   ARTICLE VII
                                    INSURANCE

         7.1 General Insurance Requirements. During the Term, Borrower shall at all times keep the Property, and all property located in or on the Property, including any Borrower Improvements, insured with the kinds and amounts of insurance described below. Lender and Borrower acknowledge that the Condominiums are not owned by Borrower and, except as may be set forth in the Master Lease, Borrower shall have no obligation pursuant to this Agreement or the other Loan Documents to insure and/or rebuild the Condominiums following any damage or destruction. This insurance shall be written by companies authorized to do insurance business in the State, and shall otherwise meet the requirements set forth in Section 7.5 of this Agreement. The policies must name Lender as an additional insured or loss payee, as applicable, by way of a standard form of mortgagee's loss payable endorsement. Losses shall be payable to Lender and/or Borrower as provided in this Article VII. In addition, the policies shall name as a loss payee any Lender Assignee by way of a standard form of mortgagee's loss payable endorsement. Any loss adjustment in excess of $250,000 shall require the written consent of Lender, Borrower, and each Lender Assignee, if any. Evidence of insurance shall be deposited with Lender and, if requested, with any Lender Assignee(s). The policies on the Property, including the Improvements, Fixtures, Tangible and Intangible Personal Property and any Borrower Improvements, shall insure against the following risks:

                  (a) All Risk. Loss or damage by all risks or perils including, but not limited to, fire, vandalism, malicious mischief and extended coverages, including sprinkler leakage, in an amount not less than 100% of the then Full Replacement Cost thereof covering all structures built on the Property and all Tangible Personal Property; and further provided the Tangible Personal Property may be insured at its fair market value.

                  (b) Liability. Claims for personal injury or property damage under a policy of comprehensive general public liability insurance with amounts not less than five million dollars ($5,000,000) per occurrence and in the aggregate.

                  (c) Flood. Flood insurance (when the Property is located in whole or in material part a designated flood plain area) in an amount similar to the amount insured by comparable golf course properties in the area. Notwithstanding the foregoing, Borrower shall not be required to participate in the National Flood Insurance Program or otherwise obtain flood insurance to the extent not available at commercially reasonable rates; provided Borrower shall give Lender written notice thereof prior to cancelling or not obtaining any flood insurance. Borrower may opt to insure the structures only, and not the Land, subject to the approval of Lender, in Lender's reasonable discretion.

                  (d) Worker's Compensation. Adequate worker's compensation insurance coverage for all Persons employed by Borrower on the Property in accordance with the requirements of applicable federal, state and local laws. Borrower shall have the option to self-insure up to five thousand dollars ($5,000) of the amount of insurance required in the event State law permits such self-insurance, subject to the approval of Lender, in Lender's sole and absolute discretion.

         7.2 Other Insurance. Such other insurance on or in connection with any of the Property as Lender or any Lender Assignee may reasonably require, which at the time is usual and commonly obtained in connection with properties similar in type of building size and use to the Property and located in the geographic area where the Property is located.

         7.3 Replacement Cost. In the event either party believes that the Full Replacement Cost of the insured property has increased or decreased at any time during the Term, it shall have the right to have such Full Replacement Cost redetermined by the Impartial Appraiser. The party desiring to have the Full Replacement Cost so redetermined shall forthwith, on receipt of such determination by such Impartial Appraiser, give written notice thereof to the other party hereto. The determination of such Impartial Appraiser shall be final and binding on the parties hereto, and Borrower shall forthwith increase, or may decrease, the amount of the insurance carried pursuant to this Section 7.3, as the case may be, to the amount so determined by the Impartial Appraiser. Each party shall pay one-half of the fee, if any, of the Impartial Appraiser.

         7.4 Waiver of Subrogation. All insurance policies carried by either party covering the Property including contents, fire and casualty insurance, shall expressly waive any right of subrogation on the part of the insurer against the other party (including any Lender Assignee). The parties hereto agree that their policies will include such waiver clause or endorsement so long as the same are obtainable without extra cost, and in the event of such an extra charge the other party, at its election, may pay the same, but shall not be obligated to do so.

         7.5 Form Satisfactory, Etc. All of the policies of insurance referred to in this Article VII shall be written in a form reasonably satisfactory to Lender and by insurance companies rated not less than B+, XI by A.M. Best's Insurance Guide. Borrower shall pay all premiums for the policies of insurance referred to in Sections 7.1 and 7.2 and shall deliver certificates thereof to Lender prior to their effective date (and with respect to any renewal policy, at least ten (10) days prior to the expiration of the existing policy). In the event Borrower fails to satisfy its obligations under this Article VII, Lender shall be entitled, but shall have no obligation, to effect such insurance and pay the premiums therefor, which premiums shall be repayable to Lender upon written demand as Additional Charges. Each insurer issuing policies pursuant to this Article VII shall agree, by endorsement on the policy or policies issued by it, or by independent instrument furnished to Lender, that it will give to Lender thirty (30) days' written notice before the policy or policies in question shall be altered, allowed to expire or cancelled. Each such policy shall also provide that any loss otherwise payable thereunder shall be payable notwithstanding (i) any act or omission of Lender or Borrower which might, absent such provision, result in a forfeiture of all or a part of such insurance payment, (ii) the occupation or use of the Property for purposes more hazardous than those permitted by the provisions of such policy, (iii) any foreclosure or other action or proceeding taken by any Lender Assignee pursuant to any provision of a mortgage, note, assignment or other document evidencing or securing a loan upon the happening of an event of default therein or (iv) any change in title to or ownership of the Property.

         7.6 Change in Limits. In the event that Lender shall at any time reasonably determine on the basis of prudent industry practice that the liability insurance carried by Borrower pursuant to Sections 7.1 and 7.2 is either excessive or insufficient, the parties shall endeavor to agree on the proper and reasonable limits for such insurance to be carried; and such insurance shall thereafter be carried with the limits thus agreed on until further changed pursuant to the provisions of this Article VII; provided, however, that the deductibles for such insurance or the amount of such insurance which is self-retained by Borrower shall be as reasonably determined by Borrower so long as Borrower can reasonably demonstrate its ability to satisfy such deductible or amount of such self-retained insurance.

         7.7 Blanket Policy. Notwithstanding anything to the contrary contained in this Article VII, Borrower's obligations to carry the insurance provided for herein may be brought within the coverage of a so-called blanket policy or policies of insurance carried and maintained by Borrower; provided, however, that the coverage afforded Lender will not be reduced or diminished or otherwise be different from that which would exist under a separate policy meeting all other requirements of this Agreement by reason of the use of such blanket policy of insurance, and provided further that the requirements of this Article VII are otherwise satisfied. The amount of this total insurance allocated to each of the Innisbrook Facility and the Tamarron Facility, which amount shall be not less than the amounts required pursuant to Sections 7.1 and 7.2, shall be specified either (i) in each such "blanket" or umbrella policy or (ii) in a written statement, which Borrower shall deliver to Lender and Lender Assignee, from the insurer thereunder. A certificate of each such "blanket" or umbrella policy shall promptly be delivered to Lender and Lender Assignee.

         7.8 Insurance Proceeds. All proceeds of insurance payable by reason of any loss or damage to the Property, or any portion thereof, and insured under any policy of insurance required by this Article VII shall (i) if greater than $250,000, be paid to Lender and held by Lender and (ii) if less than such amount, be paid to Borrower and held by Borrower. All such proceeds shall be held in trust and deposited in an interest bearing account and shall be made available, together with any interest, for reconstruction or repair, as the case may be, of any damage to or destruction of the Property, or any portion thereof.

         7.9 Disbursement of Proceeds. Any proceeds held by Lender or Borrower shall be paid out by Lender or Borrower from time to time for the reasonable costs of such reconstruction or repair; provided, however, that Lender shall disburse proceeds subject to the following requirements:

                  (a) prior to commencement of restoration, (i) the architects, contracts, contractors, plans and specifications for the restoration shall have been approved by Lender, which approval shall not be unreasonably withheld or delayed and (ii) appropriate waivers of mechanics' and materialmen's liens shall have been filed;

                  (b) Borrower shall have obtained and delivered to Lender copies of all necessary governmental and private approvals necessary to complete the reconstruction or repair, including building permits, licenses, conditional use permits and certificates of need;

                  (c) at the time of any disbursement, subject to Section 6.12, no mechanics' or materialmen's liens shall have been filed against any of the Property and remain undischarged, unless a satisfactory bond shall have been posted in accordance with the laws of the State;

                  (d) disbursements shall be made from time to time in an amount not exceeding the cost of the work completed since the last disbursement, upon receipt of (i) satisfactory evidence of the stage of completion, the estimated total cost of completion and performance of the work to date in a good and workmanlike manner in accordance with the contracts, plans and specifications, (ii) waivers of liens, (iii) a satisfactory bring down of title insurance and (iv) other evidence of cost and payment so that Lender and Lender Assignee can verify that the amounts disbursed from time to time are represented by work that is completed, in place and free and clear of mechanics' and materialmen's lien claims;

                  (e) each request for disbursement shall be accompanied by a certificate of Borrower, signed by a senior member or officer of Borrower, describing the work for which payment is requested, stating the cost incurred in connection therewith, stating that Borrower has not previously received payment for such work and, upon completion of the work, also stating that the work has been fully completed and complies with the applicable requirements of this Agreement; and

                  (f) to the extent actually held by Lender and not a Lender Assignee, (1) the proceeds shall be held in a separate account and shall not be commingled with Lender's other funds, and (2) interest shall accrue on funds so held at the money market rate of interest and such interest shall constitute part of the proceeds.

         7.10 Excess Proceeds, Deficiency of Proceeds. Any excess proceeds of insurance remaining after the completion of the restoration or reconstruction of the Property (or in the event neither Lender nor Borrower is required to or elects to repair and restore) shall be paid to Borrower. All salvage resulting from any risk covered by insurance shall belong to Borrower.

         If the costs of restoration or reconstruction exceeds the amount of proceeds received by Lender or Borrower from insurance, Borrower shall pay for such excess cost of restoration or reconstruction, except that Borrower shall be entitled to withdraw from the Capital Replacement Fund an amount necessary to cover some or all of such excess subject; provided any amount so withdrawn must be restored by Borrower to the Capital Replacement Fund within two (2) years of such withdrawal.

         7.11 Reconstruction Covered by Insurance.

         (a) Destruction Rendering Property Unsuitable for its Primary Use. If during the term the Property is totally or partially destroyed from a risk covered by the insurance described in Article VII and the Property thereby is rendered Unsuitable For Its Primary Intended Use, Borrower shall, at its election, either (i) diligently restore the Property to substantially the same condition as existed immediately before the damage or destruction, or (ii) prepay the Loans.

         (b) Destruction Not Rendering Property Unsuitable for its Primary Use. If during the term, the Property is totally or partially destroyed from a risk covered by the insurance described in Article VII, but the Property is not thereby rendered Unsuitable For Its Primary Intended Use, Borrower shall diligently restore the Property to substantially the same condition as existed immediately before the damage or destruction; provided, however, Borrower shall not be required to restore certain Tangible Personal Property and/or any Borrower Improvements if failure to do so does not adversely affect the amount of Interest payable hereunder or the Primary Intended Use in substantially the same manner immediately prior to such damage or destruction. Such damage or destruction shall not terminate this Agreement; provided further, however, if Borrower cannot within eighteen (18) months obtain all necessary governmental approvals, including building permits, licenses, conditional use permits and any certificates of need, after diligent efforts to do so in order to be able to perform all required repair and restoration work and to operate the Property for its Primary Intended Use in substantially the same manner immediately prior to such damage or destruction, Borrower may prepay the Loans.

         7.12 Reconstruction Not Covered by Insurance. If during the Term, the Property is totally or materially destroyed from a risk not covered by the insurance described in Article VII, whether or not such damage or destruction renders the

Property Unsuitable For Its Primary Intended Use, Borrower shall restore the Property to substantially the same condition as existed immediately before the damage or destruction. Borrower shall have the right to use proceeds from the Capital Replacement Fund to perform such work, subject to the conditions set forth in Article IX hereof.

         7.13 No Abatement of Obligations. This Agreement shall remain in full force and effect and Borrower's obligation to make interest payments and to pay all other charges required by this Agreement shall remain unabated during the period required for repair and restoration.

         7.14 Damage Near End of Term. Notwithstanding any other provision to the contrary in this Article VII, if damage to or destruction of the Property occurs during the last twenty-four (24) months of the Term, and if such damage or destruction cannot reasonably be expected by Lender to be fully repaired or restored prior to the date that is twelve (12) months prior to the end of the Term, then either Lender or Borrower shall have the right to accelerate the Maturity Date on thirty (30) days' prior notice to the other by giving notice thereof within sixty (60) days after the date of such damage or destruction. Upon any such termination, Lender shall be entitled to retain all insurance proceeds, grossed up by Borrower to account for the deductible or any self-insured retention. If Lender shall give Borrower a notice under this
Section 7.14 that it seeks to terminate this Agreement at a time prior to the end of the Term, then such termination notice shall be of no effect if Borrower shall so notify Lender within thirty (30) days.

                                  ARTICLE VIII
                                  CONDEMNATION

         8.1 Total Taking. If at any time during the Term the Innisbrook Premises are totally and permanently taken by Condemnation, this Agreement shall terminate on the Date of Taking and Borrower shall promptly pay all outstanding Interest, principal and other charges through the date of termination. Lender shall be entitled to immediately exercise its purchase option pursuant to
Article XI, with the exercise of such option deemed to have taken place immediately prior to the effectiveness of any such condemnation action. If at any time during the Term and prior to the Release Date the Tamarron Premises are totally and permanently taken by Condemnation, this Agreement shall continue in full force and effect, and Lender shall be entitled to the first $250,000 of proceeds therefrom together with any additional amounts payable to Borrower after repayment of the Permitted Exceptions with respect to the Tamarron Premises, which amount Lender shall hold as Additional Collateral in accordance with the terms hereof. Amounts so held as Additional Collateral pursuant to this
Section 8.1 from time to time shall be deemed to accrue interest at a money market rate as reasonably determined by Lender and such interest shall be credited to such cash collateral account.

         8.2 Partial Taking. If a portion of the Property is taken by Condemnation, this Agreement shall remain in effect if the Innisbrook Property is not thereby rendered Unsuitable For Its Primary Intended Use, but if the Innisbrook Property is thereby rendered Unsuitable For Its Primary Intended Use, this Agreement shall terminate on the Date of Taking.

         8.3 Restoration. If there is a partial taking of the Property and this Agreement remains in full force and effect pursuant to Section 8.2, Borrower at its cost shall accomplish all necessary restoration up to but not exceeding the amount of the Award payable to Borrower, as provided herein. If the partial taking affects the Tamarron Property, and restoration is not feasible, the proceeds of the applicable Award shall be treated as cash collateral in accordance with the terms set forth in Section 8.1.

         8.4 Award-Distribution. The entire Award shall belong to and be paid to Lender, except that, subject to the rights of the Lender Assignee, Borrower shall be entitled, in the event that Borrower restores the Property, to receive from the Award disbursements in the same manner as the disbursement of insurance proceeds pursuant to Section 7.9. Borrower shall also be entitled to disbursement from any Award, if and to the extent such Award specifically includes such item, a sum attributable to the value of the loss of Borrower's business during the remaining term, less the amount of any such value in which Lender would have participated pursuant to the terms of this Agreement.

         8.5 Temporary Taking. The taking of the Property, or any part thereof, by military or other public authority shall constitute a taking by Condemnation only when the use and occupancy by the taking authority has continued for longer than six (6) months. During any such six (6) month period, which shall be a temporary taking, all the provisions of this Agreement shall remain in full force and effect. In the event of any such temporary taking, the entire amount of any such Award made for such temporary taking allocable to the Term, whether paid by way of damages, rent or otherwise, shall be paid to Borrower.





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



                                   ARTICLE IX
                            CAPITAL REPLACEMENT FUND

         9.1 Capital Replacement Fund. Borrower shall be obligated to pay to Lender, and Lender shall be obligated to accrue, the Capital Replacement
Reserve. Amounts in the Capital Replacement Fund shall be and remain the property of Borrower, shall be subject to the rights of Lender as herein provided, and shall be additional security for Borrower's obligations hereunder. The Capital Replacement Reserve shall be paid to Lender by Borrower on the last day of each Fiscal Quarter of Borrower. Amounts in the Capital Replacement Fund from time to time shall be deemed to accrue interest at a money market rate as reasonably determined by Lender and such interest shall be credited to the Capital Replacement Fund. Upon the written request by Borrower to Lender stating the specific use to be made and subject to the reasonable approval of Lender, the Capital Replacement Fund shall be made available to Borrower for Capital Expenditures. Borrower shall have no rights with respect to any amounts in the Capital Replacement Fund except as provided herein. Subject to Lender's approval of the Capital Expenditures (which approval shall not be unreasonably withheld and which shall be granted provided such improvements are reasonably expected to increase the long-term value of the Property), Lender shall make available to Borrower amounts from the Capital Replacement Fund under the following conditions:

                  (a) No Event of Default exists and is continuing;

                  (b) Borrower presents paid qualifying receipts or invoices;

                  (c) Such expenditures are included in the Capital Budget submitted to and approved by Lender in accordance with Section 6.9 or will enhance the long-term value of the Property; and

                  (d) If from time to time Borrower shall expend monies beyond the balance in the Capital Replacement Fund, then Borrower shall be afforded the opportunity to present such paid invoices for reimbursement at later dates when the Borrower's reserve balance shall be replenished to a level that can support such expenditure.

         9.2 Capital Replacement Fund to Be Held Pursuant to the Terms of the Westin Management Agreement. During the period Westin Hotel Company is managing the Innisbrook Property pursuant to the Westin Management Agreement, the Capital Replacement Fund shall be held by Westin Hotel Company pursuant to the terms of the Westin Management Agreement; provided Lender and Westin Hotel Company shall enter into a separate agreement respecting their respective rights.





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



                                    ARTICLE X
                         EVENTS OF DEFAULT AND REMEDIES

         10.1 Events of Default. If any one or more of the following events (individually, an "Event of Default") shall occur:

                  (a) if Borrower shall fail to make payment of the Interest payable by Borrower under this Agreement when the same becomes due and payable and such failure is not cured by Borrower within a period of ten (10) days after receipt by Borrower of notice thereof from Lender; provided, however, Borrower is only entitled to three (3) such notices per twelve (12) month period and that such notice shall be in lieu of and not in addition to any notice required under applicable law;

                  (b) if Borrower shall fail to observe or perform any material term, covenant or condition of this Agreement and such failure is not cured by Borrower within a period of thirty (30) days after receipt by Borrower of notice thereof from Lender, unless such failure cannot with due diligence be cured within a period of thirty (30) days, in which case such failure shall not be deemed to continue if Borrower proceeds promptly and with due diligence to cure the failure and diligently completes the curing thereof as soon as reasonably practicable following receipt of notice from Lender of the default; provided, however, that such notice shall be in lieu of and not in addition to any notice required under applicable law; provided further, however, that the cure period shall not extend beyond thirty (30) days as otherwise provided by this Section 10.1(b) if the facts or circumstances giving rise to the default are creating a further harm to Lender or the Property and Lender makes a good faith determination that Borrower is not undertaking remedial steps that Lender would cause to be taken if this Agreement were then to terminate;

                  (c) if Borrower shall:

                           (i) admit in writing its  inability  to pay its debts
                  as they become due,

                           (ii) file a petition in  bankruptcy  or a petition to
                  take advantage of any insolvency act,

                           (iii) make an assignment for the benefit of its creditors,

                           (iv) be unable to pay its debts as they mature,

                           (v) consent to the appointment of a receiver of itself or of the whole or any substantial part of its property, or





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



                           (vi) file a petition or answer seeking reorganization
                  or arrangement under the Federal bankruptcy laws or any other applicable law or statute of the United States of America or any state thereof;

         (d) if Borrower shall, on a petition in bankruptcy filed against it, be adjudicated as bankrupt or a court of competent jurisdiction shall enter an order or decree appointing, without the consent of Borrower, a receiver of Borrower or of the whole or substantially all of its property, or approving a petition filed against it seeking reorganization or arrangement of Borrower under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any state thereof, and such judgment, order or decree shall not be vacated or set aside or stayed within sixty (60) days from the date of the entry thereof;

         (e) if Borrower shall be liquidated or dissolved, or shall begin proceedings toward such liquidation or dissolution;

         (f) if the estate or interest of Borrower in the Property or any part thereof shall be levied upon or attached in any proceeding and the same shall not be vacated or discharged or bonded within the later of ninety (90) days after commencement thereof or thirty (30) days after receipt by Borrower of notice thereof from Lender (unless Borrower shall be contesting such lien or attachment in accordance with Section 6.12); provided, however, that such notice shall be in lieu of and not in addition to any notice required under applicable law;

         (g) if, except as a result of damage, destruction or a partial or complete Condemnation Borrower voluntarily ceases operations on the Property;

         (h) any representation or warranty made by Borrower herein or in any certificate, demand or request made pursuant hereto proves to be incorrect, now or hereafter, in any material respect and the same has not been cured or remedied within a period of thirty (30) days after receipt by Borrower of notice thereof from Lender; or

         (i) an "Event of Default" (as defined in any lease or loan) by any Affiliate of Borrower in any other lease or loan by and between such party and Lender or any Affiliate of Lender, or an "Event of Default" under the Pledge Agreement;

         THEN, Borrower shall be declared to have breached this Agreement. Lender may accelerate Borrower's obligations hereunder by giving Borrower not less than ten (10) days' notice (or no notice for clauses (c), (d), (e), (f) and (g)) of such termination and upon the expiration of the time fixed in such notice, all amounts due and payable hereunder or under any of the Loan Documents shall become immediately due and payable and all




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



rights of Borrower under this Agreement shall cease. Lender shall have all rights at law and in equity available to Lender and to secured lenders generally as a result of Borrower's breach of this Agreement.

         10.2 Payment of Costs. Borrower shall, to the extent permitted by law, pay as Additional Charges all costs and expenses incurred by or on behalf of Lender, including reasonable attorneys' fees and expenses, as a result of any Event of Default hereunder.

         10.3 Appointment of Receiver. Upon the occurrence of an Event of Default, and upon filing of a suit or other commencement of judicial proceedings to enforce the rights of Lender hereunder, Lender shall be entitled, as a matter or right, to the appointment of a receiver or receivers acceptable to Lender of the Property and of the revenues, earnings, income, products and profits thereof, pending such proceedings, with such powers as the court making such appointment shall confer.

         10.4 Waiver. If this Agreement is terminated pursuant to Section 10.1, Borrower waives, to the extent permitted by applicable law (a) any right of redemption, re-entry or repossession.

         10.5 Prepayment Premium. Upon acceleration of the obligations of Borrower hereunder, whether before or after an Event of Default, then in addition to payment of all other amounts due and owing under this Agreement or the other Loan Documents, Borrower shall pay to Lender, as prepayment consideration, an amount equal to the greater of (a) ten (10%) percent of the outstanding Loan balance, or (b) the present value of a series of payments each equal to the Payment Differential payable on each monthly payment date over the balance of the term of the Note discounted at the Reinvestment Yield. Notwithstanding the foregoing, no prepayment premium shall be due and owing upon the repayment of the Loan as a result of a prepayment in accordance with Article VII or Article VIII.

         10.6 Application of Funds. Any payments received by Lender under any of the provisions of this Agreement during the existence or continuance of any Event of Default (and such payment is made to Lender rather than Borrower due to the existence of an Event of Default) shall be applied to Borrower's obligations in the order which Lender may determine or as may be prescribed by the laws of the State.

                                   ARTICLE XI
                                 PURCHASE OPTION

         Upon the expiration or sooner termination of this Agreement for any purpose whatsoever (including in the event of an Event of Default and the exercise by Lender of its remedies under the Loan Documents), and without limiting any other rights




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



or remedies available to Lender hereunder, Lender shall have the right to acquire the Innisbrook Property from Borrower (the "Purchase Option") for either of the following forms of consideration:

                  (a) The payment by Lender to Borrower, in cash, of the Fair Market Value of the Innisbrook Property on the date of exercise of the Purchase Option (subject to Borrower's obligation to pay the outstanding principal amount of the Loan and accrued interest, together with any other payments due and owing under this Agreement or the Loan Documents, including the Additional Interest Amount); or

                  (b) Cancellation of the outstanding principal balance of the Loan, including any obligation to pay the Additional Interest Amount, and the issuance by Lender to Borrower of the Purchase Price/Lender's Shares (as increased by any stock splits or stock dividends issued by GTA Inc. during the term of this Agreement and adjusted for any successor entity to GTA by way of merger or otherwise based on the exchange rate at the time of such merger).

Upon notice of exercise by Lender of the Purchase Option, Borrower shall execute a special warranty deed, bill of sale, and such other documents and instruments as Lender reasonably requires, and shall take all other actions reasonably necessary or desirable to convey good and marketable title to the Innisbrook Property to Lender, subject only to Permitted Exceptions. Borrower shall not remove any Tangible Personal Property from the Property upon termination of the Agreement and any amounts remaining in the Capital Replacement Reserve shall be paid over to Lender. Borrower shall pay for an owner's title insurance policy for Lender, in customary form, and shall pay for all transfer and recording taxes applicable to such purchase and sale. The purchase option granted to Lender herein shall be memorialized and recorded in the Deed of Trust. Upon consummation of Lender's option to purchase the Innisbrook Property pursuant to this Article XI, Borrower shall vacate and surrender the Innisbrook Property to Lender in the condition in which the Innisbrook Property was in on the Closing Date, except as repaired, rebuilt, restored, altered or added to as permitted or required by the provisions of this Agreement and except for ordinary wear and tear (subject to the obligation of Borrower to maintain the Property in good order and repair during the Term). Lender shall cooperate with Borrower to minimize any adverse tax impact to Borrower upon Lender's exercise of the Purchase Option, including, without limitation, the purchase of the stock of the entity owning the Innisbrook Property; provided such cooperation shall be at no additional cost to Lender, shall not result in Lender having a different tax basis in the Innisbrook Property, shall not subject Lender to additional liabilities, nor delay the conveyance of the Innisbrook Property to Lender.





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                                   ARTICLE XII
                          SALE, LEASING AND ASSIGNMENT

         12.1 Prohibition Against Sale. Borrower shall not, without the prior written consent of Lender, which consent Lender may withhold in its reasonable discretion, sell, assign, or otherwise transfer (except to an Affiliate of Borrower or a Permitted Assignee) the Property or any interest therein, whether voluntarily, involuntarily or by operation of law. For purposes of this Article 12, a Change in Control of the Borrower shall constitute a sale of the Property. In no event shall Borrower be permitted to place junior encumbrances on all or any part of the Innisbrook Property, except to the extent specially permitted by
Section 2.11(c).

         12.2 Leases.

         (a) Permitted Leases. In no event shall Borrower lease all or any portion of the Property in a manner which is inconsistent with Borrower's obligation to enhance the long-term value of the Property, nor shall Lender withhold its consent to any assignment or sublease of the Property which is consistent with such obligation. Lender hereby approves all existing leases and licenses on the Property which are set forth in Schedule 6.9 of the Stock Purchase and Merger Agreement. Borrower's proposed lease or any of the following transfers shall require Lender's prior written consent, which consent Lender may withhold in its reasonable discretion provided Lender determines that such lease or transfer is inconsistent with Borrower's obligation to enhance the long-term value of the Property:

                  (i) lease or license to operate golf courses;

                  (ii) lease or license to operate golf professionals' shops;

                  (iii) lease or license to operate golf driving ranges;

                  (iv)  lease  or  license  to  operate  hotel  and   conference
         facilities; and

                  (v) lease or license to operate any other portions (but not the entirety) of the Property customarily associated with or incidental to the operation of the golf course which provide for an annual lease or license payment of in excess of $25,000 (which amount shall be increased by increases in the CPI from the Commencement Date).

         (b) Terms of Leases. Each lease with respect to the Property shall be subject and subordinate to the lien of the Lender in the Property. No lease made as permitted by this

Section 12.2 shall affect or reduce any of the obligations of Borrower hereunder, and all such obligations shall continue in full force and effect as if no lease had been made. No lease shall impose any additional obligations on Lender under this Agreement.

         (c) Copies. Borrower shall, not less than sixty (60) days prior to any proposed assignment or lease, deliver to Lender written notice of its intent to assign or lease, which notice shall identify the intended assignee or sublessee by name and address, shall specify the effective date of the intended assignment or lease, and shall be accompanied by an exact copy of the proposed assignment or lease. Borrower shall provide Lender with such additional information or documents reasonably requested by Lender with respect to the proposed transaction and the proposed assignee or subtenant, and an opportunity to meet and interview the proposed assignee or subtenant, if requested.

         (d) Assignment of Rights in Leases. As security for performance of its obligations under this Agreement, Borrower hereby grants, conveys and assigns to Lender all right, title and interest of Borrower in and to all leases now in existence or hereinafter entered into for any or all of the Property, and all extensions, modifications and renewals thereof and all rents, issues and profits therefrom. Lender hereby grants to Borrower a license to collect and enjoy all rents and other sums of money payable under any lease of any of the Property; provided, however, that Lender shall have the absolute right at any time after the occurrence and continuance of an Event of Default upon notice to Borrower and any subtenants to revoke said license and to collect such rents and sums of money and to retain the same. Borrower shall not (i) consent to, cause or allow any material modification or alteration of any of the terms, conditions or covenants of any of the leases or the termination thereof, without the prior written approval of Lender nor (ii) accept any rents (other than customary security deposits) more than ninety (90) days in advance of the accrual thereof nor permit anything to be done, the doing of which, nor omit or refrain from doing anything, the omission of which, will or could be a breach of or default in the terms of any of the leases.

         (e) Licenses, Etc. For purposes of this Section 12.2, leases shall be deemed to include any licenses, concession arrangements, management contracts (except to an Affiliate of the Lessee) or other arrangements relating to the possession or use of all or any part of the Property.

         12.3 Transfers. No assignment or lease shall in any way impair the continuing primary liability of Borrower hereunder, as a principal and not as a surety or guarantor, and no consent to any assignment or lease in a particular instance shall be deemed to be a waiver of the prohibition set forth in Section
12.1. Any assignment or other transfer of all or any portion of Borrower's interest in the Property in contravention




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of the terms of this Agreement shall be voidable at Lender's option. Anything in this Agreement to the contrary notwithstanding, Borrower shall not lease all or any portion of the Property which is inconsistent with Borrower's obligation to maximize the long-term value of the Property, nor shall Lender withhold its consent to any assignment or sublease of the Property which is consistent with such obligation.

         12.4 REIT Limitations. Anything contained in this Agreement to the contrary notwithstanding, Borrower shall not (i) lease or assign or enter into other arrangements such that the amounts to be paid by the sublessee or assignee thereunder would be based, in whole or in part, on the income or profits derived by the business activities of the sublessee or assignee; (ii) lease or assign the Property or this Agreement to any person that Lender owns, directly or indirectly (by applying constructive ownership rules set forth in Section 856(d)(5) of the Code), a 10% or greater interest; or (iii) lease or assign the Property or this Agreement in any other manner or otherwise derive any income which could cause any portion of the amounts received by Lender pursuant to this Agreement or any lease to fail to qualify as "interest on obligations secured by mortgages on real property, or on interests in real property" within the meaning of Section 856(c)(3)(B) of the Code, or which could cause any other income received by Lender to fail to qualify as income described in Section 856(c)(2) of the Code. The requirements of this Section 12.4 shall likewise apply to any further subleasing by any subtenant.

         12.5 Management Agreement. Borrower shall not enter into any management agreement that provides for the management and operation of the Innisbrook Property by an unaffiliated third party without the prior written consent of Lender, which consent shall not be unreasonably withheld. Borrower agrees not to terminate or materially modify the Master Lease - Innisbrook or the Westin Management Agreement or any interest therein without the prior written consent of Lender, which consent shall not be unreasonably withheld or delayed. Any subsequent manager of the Innisbrook Property shall be a first-class upscale hotel operator with relevant experience in the operation and management of first-class golf facilities.

                                  ARTICLE XIII
                                   ARBITRATION

         13.1 Arbitration. In each case specified in this Agreement in which it shall become necessary to resort to arbitration, such arbitration shall be determined as provided in this Section 13.1. The party desiring such arbitration shall give notice to that effect to the other party, and an arbitrator shall be selected by mutual agreement of the parties, or if they cannot agree within thirty (30) days of such notice, by appointment made by the American Arbitration Association ("AAA") from among the members of its panels who are qualified and who




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have  experience  in resolving  matters of a nature  similar to the matter to be resolved by arbitration.

         13.2 Arbitration  Procedures.  In any arbitration commenced pursuant to
Section 13.1 a single arbitrator shall be designated and shall resolve the dispute. The arbitrator's decision shall be binding on all parties and shall not be subject to further review or appeal except as otherwise allowed by applicable law. Upon the failure of either party (the "noncomplying party") to comply with his decision, the arbitrator shall be empowered, at the request of the other party, to order such compliance by the non-complying party and to supervise or arrange for the supervision of the non-complying party. To the maximum extent practicable, the arbitrator and the parties, and the AAA if applicable, shall take any action necessary to insure that the arbitration shall be concluded within ninety (90) days of the filing of such dispute. The fees and expenses of the arbitrator shall be shared equally by Lender and Borrower except as otherwise specified above in this Section 13.2. Unless otherwise agreed in writing by the parties or required by the arbitrator or AAA, if applicable, arbitration proceedings hereunder shall be conducted in the State. Notwithstanding formal rules of evidence, each party may submit such evidence as each party deems appropriate to support its position and the arbitrator shall have access to and right to examine all books and records of Lender and Borrower regarding the Property during the arbitration.

                                   ARTICLE XIV
           LENDER'S RIGHT TO PLEDGE THE NOTES; BORROWER'S AND LENDER'S
                              RIGHT OF FIRST OFFER

         14.1 Lender May Grant Liens. Without the consent of Borrower, Lender may, from time to time, directly or indirectly, create or otherwise cause to exist any lien on, or assignment of, its interest in the Loan, the Notes, or any portion thereof or interest therein, whether to secure any borrowing or other means of financing or refinancing (the holder of any such assignment or lien, a "Lender Assignee"). Upon Lender's reasonable request, Borrower shall provide written acknowledgement of any such assignment to any Lender Assignee. Following the Closing Date, Lender intends to assign its interest in the Loan and the Notes to NationsBank, N.A. as agent. In connection therewith, Borrower agrees to provide to NationsBank, N.A., as agent, a Phase I Environmental Report Certified to NationsBank, N.A., as agent, in conformity with the reasonable requirements of NationsBank, N.A. Borrower shall pay the first $10,000 of the cost thereof and any amounts in excess thereof shall be paid equally by Borrower and Lender.

         14.2 Borrower's Right of First Offer to Purchase. Except for assignments permitted or contemplated by Section 14.1, including conveyances by any lender following the exercise of any remedies it may have, and excluding any financing transactions




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



wherein Lender retains any interest in a Note, if Lender intends to sell a Note, and provided no Event of Default then exists, Borrower shall have a right of first offer to purchase a Note ("Borrower's Right of First Offer to Purchase") on the terms and conditions at which Lender proposes to sell the Note to an unaffiliated third party. Lender shall give Borrower written notice of its intent to sell and shall indicate the terms and conditions (including the sale price) upon which Lender intends to sell such Note to a third party. Borrower shall thereafter have sixty (60) days to elect in writing to purchase such Note on the terms and conditions set forth in the notice provided by Lender to Borrower. If Borrower does not elect to purchase such Note, then Lender shall be free to sell the Note to a third party for a period of two hundred seventy (270) days. However, if the price at which Lender intends to sell the Note to a third party is less than 95% of the price set forth in the notice provided by Lender to Borrower or otherwise are on terms which are materially more favorable than the terms and conditions set forth in the notice, then Lender shall again offer Borrower the right to acquire the Note upon the same terms and conditions, provided that Borrower shall have only thirty (30) days thereafter to complete the acquisition at such price, terms and conditions.

         14.3 Lender's Right of First Offer to Purchase. If Borrower intends to sell the Innisbrook Property, Borrower shall have a right of first offer to purchase the Innisbrook Property ("Lender's Right of First Offer to Purchase") on the terms and conditions at which Borrower proposes to sell the Innisbrook Property to an unaffiliated third party. Borrower shall give Lender written notice of its intent to sell and shall indicate the terms and conditions (including the sale price) upon which Borrower intends to sell the Innisbrook Property to a third party. Lender shall thereafter have sixty (60) days to elect in writing to purchase the Innisbrook Property on the terms and conditions set forth in the notice provided by Borrower to Lender. If Lender does not elect to purchase the Innisbrook Property, then Borrower shall be free to sell the Innisbrook Property to a third party for a period of two hundred seventy (270) days. However, if the price at which Borrower intends to sell the Innisbrook Property to a third party is less than 95% of the price set forth in the notice provided by Borrower to Lender or otherwise are on terms which are materially more favorable than the terms and conditions set forth in the notice, then Borrower shall again offer Lender the right to acquire the Innisbrook Property upon the same terms and conditions, provided that Lender shall have only thirty
(30) days thereafter to complete the acquisition at such price, terms and conditions.

                                   ARTICLE XV
                                 INDEMNIFICATION

         15.1 Borrower's Indemnification of Lender. Except as otherwise provided in Section 6.5(b) and notwithstanding the existence of any insurance provided for in Article VII, and




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



without regard to the policy limits of any such insurance, Borrower will protect, indemnify, save harmless and defend any Lender Indemnitee from and against all liabilities, obligations, claims, actual damages (but excluding consequential damages), penalties, causes of action, costs and expenses (including reasonable attorneys' fees and expenses), to the extent permitted by law, imposed upon or incurred by or asserted against any Lender Indemnitee by reason of:

                  (a) any accident, injury to or death of persons or loss of or damage to property occurring on or about the Property or adjoining property, including, but not limited to, any accident, injury to or death of Person or loss of or damage to property resulting from golf balls, golf clubs, golf shoes, lawn mowers or other equipment, pesticides, fertilizers or other substances, golf carts, tractors or other motorized vehicles present on or adjacent to the Property;

                  (b) any use, misuse, non-use, condition, maintenance or repair of the Property;

                  (c) any Impositions (which are the obligations of Borrower to pay pursuant to the applicable provisions of this Agreement);

                  (d) any failure on the part of Borrower to perform or comply with any of the terms of this Agreement;

                  (e) any so-called "dram shop" liability associated with the sale and/or consumption of alcohol at the Property;

                  (f) the non-performance of any of the terms and provisions of any and all existing and future leases of the Property to be performed by the landlord (Borrower) thereunder;

                  (g) the negligence or alleged negligence of Lender with respect to the Property;

                  (h) any liability Lender may incur or suffer as a result of any permitted contest by Borrower pursuant to Section 6.12;

                  (i) any other loss, damage or liability to any Lender Indemnitee arising out of this Agreement or in connection herewith, unless such suit, claim or damage is caused by the gross negligence or willful misconduct of such Lender Indemnitee.

         15.2 Lender's Indemnification of Borrower. Lender shall protect, indemnify, save harmless and defend Borrower from and against all liabilities, obligations, claims, actual or consequential damages, penalties, causes of action, costs and expenses (including reasonable attorneys' fees and expenses)




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imposed upon or incurred by or asserted against Borrower as a result of Lender's gross negligence or willful misconduct.

         15.3 Mechanics of Indemnification. As soon as reasonably practicable after receipt by the indemnified party of notice of any liability or claim incurred by or asserted against the indemnified party that is subject to indemnification under this Article XV, the indemnified party shall give notice thereof to the indemnifying party. The indemnified party may at its option demand indemnity under this Article XV as soon as a claim has been threatened by a third party, regardless of whether an actual loss has been suffered, so long as the indemnified party shall in good faith determine that such claim is not frivolous and that the indemnified party may be liable for, or otherwise incur, a loss as a result thereof and shall give notice of such determination to the indemnifying party. The indemnified party shall permit the indemnifying party, at its option and expense, to assume the defense of any such claim by counsel selected by the indemnifying party and reasonably satisfactory to the indemnified party, and to settle or otherwise dispose of the same; provided, however, that the indemnified party may at all times participate in such defense at its expense, and provided further, however, that the indemnifying party shall not, in defense of any such claim, except with the prior written consent of the indemnified party, consent to the entry of any judgment or to enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff in question to the indemnified party and its affiliates a release of all liabilities in respect of such claims, or that does not result only in the payment of money damages by the indemnifying party. If the indemnifying party shall fail to undertake such defense within thirty (30) days after such notice, or within such shorter time as may be reasonable under the circumstances, then the indemnified party shall have the right to undertake the defense, compromise or settlement of such liability or claim on behalf of and for the account of the indemnifying party.

         15.4 Survival of Indemnification Obligations; Available Insurance Proceeds. Borrower's or Lender's liability for a breach of the provisions of this Article XV arising during the term hereof shall survive any termination of this Agreement. Notwithstanding anything herein to the contrary, each party agrees to look first to the available proceeds from any insurance it carries in connection with the Property prior to seeking indemnification or otherwise seeking to recover any amounts to compensate a party for its damages and then to seek indemnification only to the extent of any loss not covered by their available insurance proceeds.





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                                   ARTICLE XVI
                                  MISCELLANEOUS

         16.1 Notices. All notices, demands, requests, consents, approvals and other communications hereunder shall be in writing and delivered or mailed (by registered or certified mail, return receipt requested and postage prepaid), addressed to the respective parties, as set forth below:


If to Lender:

Golf Trust of America, L.P.
14 North Adger's Wharf
Charleston, South Carolina  29401
Tel.:  (803) 723-4653
Fax:   (803) 723-0479
Attn:  W. Bradley Blair, II


Copy to:

O'Melveny & Myers LLP
Embarcadero Center West
275 Battery Street
San Francisco, California  94111
Attn: Peter T. Healy, Esq.
Tel.: (415) 984-8833
Fax: (415) 984-8701


If to the Borrower:

Mr. Merrick R. Kleeman
Starwood Capital Group, L.P.
Three Pickwick Plaza, Ste. 250
Greenwich, Connecticut  06830
Tel.: 203-861-2100
Fax: 203-861-2101


Copy to:

James B. Carlson, Esq.
Mayer, Brown & Platt
1675 Broadway, Suite 1900
New York, New York  10019
Tel.: 212-506-2515
Fax: 212-262-1910


         16.2 Authority to File Notices. Borrower irrevocably appoints Lender as its attorney-in-fact, with full power of substitution, to file for record, at Borrower's cost and expense




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and in  Borrower's  name,  any notices of  completion,  notices of  cessation of labor, or any other notices that Lender considers necessary or desirable to protect its security.

         16.3  Inconsistencies  with  Loan  Documents.   In  the  event  of  any
inconsistencies between the terms of this Agreement and any terms of any of the Loan Documents, the terms of this Agreement shall govern and prevail.

         16.4 No Waiver; Remedies Cumulative. No disbursement of proceeds of the Loan shall constitute a waiver of any conditions to Lender's obligation to make further disbursements, and if Borrower is unable to satisfy any such conditions, the existence of any such waiver shall not preclude Lender from thereafter declaring such inability to constitute a default under this Agreement. No failure or delay on the part of Lender in the exercise of any power, right or privilege hereunder or under any other Loan Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing under this Agreement and the other Loan Documents are cumulative to and not exclusive of any rights or remedies provided by law or otherwise available.

         16.5 Lender Approval of Instruments and Parties. All proceedings taken in accordance with transactions provided for herein; all waivers of lien, surveys, appraisals and documents required or contemplated by this Agreement and the Persons responsible for the execution and preparation thereof shall be satisfactory to, and subject to approval by, Lender. Lender's counsel shall be provided with copies of all documents which they may reasonably request in connection with this Agreement.

         16.6 Lender Determination of Facts. Lender shall at all times be free to hire such independent consultants as it deems reasonably necessary to independently establish the existence or nonexistence of any fact or facts, the existence or nonexistence of which is a condition of this Agreement or of any disbursement of Loan proceeds hereunder. The costs of such consultants are to be paid by Borrower, provided such consultants are hired in the ordinary course of Lender's business and similar consultants are generally engaged to review all properties in which Lender owns a fee, leasehold or mortgagee's interest. Provided no Event of Default then exists (in which case the foregoing limitation shall not apply) the annual cost of Lender's regular consultants shall not exceed on average Two Thousand Five Hundred Dollars ($2,500) per year, which amount shall be increased to reflect increases in the CPI from the date hereof.

         16.7 Incorporation of Preamble, Recitals and Exhibits. The preamble, recitals and exhibits hereto are hereby incorporated into this Agreement and made a part hereof.




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         16.8 Entire  Agreement.  This  Agreement  and the other Loan  Documents constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements between the parties with respect to the matters contained in this Agreement and the
other  Loan  Documents.  All  prior  or  contemporaneous  understandings,   oral
representations or agreements had among the parties with respect to this subject matter are merged and contained in this Agreement and the other Loan Documents.

         16.9 Further Assurances. Borrower shall execute and deliver from time to time, promptly after any request therefor by Lender, any and all instruments, agreements and documents and shall take such other action as may be necessary or desirable in the opinion of Lender to maintain, perfect or insure Lender's security provided for herein and in the other Loan Documents, including the execution of UCC-1 renewal statements, the execution of such amendments to the Deed of Trust and the other Loan Documents, the delivery of such endorsements to the Title Company and any and all documents or instruments in respect of any revenues from the Property, all as Lender shall reasonably require, and shall pay all fees and expenses (including reasonable attorneys' fees) related thereto or incurred by Lender in connection therewith.

         16.10 Changes, Waivers, Discharge and Modifications in Writing. No provision of this Agreement may be changed, waived, discharged or terminated except by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought.

         16.11 Choice of Law. THIS AGREEMENT AND THE TRANSACTION CONTEMPLATED HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

         16.12 Disbursements in Excess of Loan Amount. If the total disbursements by Lender exceed the amount of the Loan, to the extent permitted by the laws of the State of New York, the total of all disbursements shall be secured by the Loan Documents. All other sums expended by Lender pursuant to this Agreement or any other Loan Documents shall be deemed to have been paid to Borrower and shall be secured by the Loan Documents. Funds advanced in the reasonable exercise of Lender's judgment that the same are needed to complete the Improvements or to protect its security are to be deemed obligatory advances hereunder and are to be added to the total indebtedness due under the Note and secured by the Loan Documents and said indebtedness shall be increased accordingly.

         16.13 Counterparts. This Agreement and all other Loan Documents may be executed in any number of counterparts each of which shall be deemed an original, but all such counterparts together shall constitute but one agreement. Signature and acknowledgement pages may be detached from the counterparts and




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attached to a single copy of the document to physically form one document.

         16.14 Time is of the Essence. Time is of the essence of this Agreement.

         16.15 Attorneys' Fees. For the purpose of this Agreement and the other Loan Documents, the terms "attorneys' fees" and "attorneys' fees and costs" shall each mean the fees and expenses of counsel to the parties hereto, which may include printing, photostating, duplicating and other expenses, air freight charges, and fees billed for law clerks, paralegals, librarians and others not admitted to the bar but performing services under the supervision of an attorney. The terms "attorneys' fees" and "attorneys' fees and costs" shall also each include all such fees and expenses incurred with respect to appeals, arbitrations and bankruptcy proceedings, and whether or not any action or proceeding is brought with respect to the matter for which said fees and expenses were incurred and shall also include all such fees and expenses incurred in enforcing any judgment. In the event of any dispute between the parties hereto involving the covenants or conditions contained in this Agreement or arising out of the subject matter of this Lease, the prevailing party shall be entitled to recover against the other party reasonable attorneys' fees and court costs.

         16.16 Severability. Should any portion of this Agreement be declared invalid and unenforceable, then such portion shall be deemed to be severed from this Agreement and shall not affect the remainder thereof.

         16.17 Interest Rate Limitation. It is the intent of Borrower and Lender in the execution of this Agreement and the other Loan Documents that the Loans be exempt from the usury laws of the State of New York. In the event that, for any reason, it should be determined that the New York usury law is applicable to the Loans, Lender and Borrower stipulate and agree that none of the terms and provisions contained herein or in any of the other Loan Documents shall ever be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate in excess of the maximum interest rate permitted to be charged by the laws of the State of New York. In such event, if Lender shall collect any monies which are deemed to constitute interest which would otherwise increase the effective interest rate on the Loans to a rate in excess of the maximum interest rate permitted to be charged by the laws of the State of New York, all such sums deemed to constitute interest in excess of such maximum rate shall, at the option of Lender, be credited to the payment of sums due hereunder or under the other Loan Documents or shall be returned to Borrower.

         16.18 Brokers. Borrower hereby represents and warrants to Lender that there are no brokerage commissions or finders' fees due or claimed by any party to be due in connection




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with or with respect to the transaction  contemplated  hereby as a result of any agreements or understandings, including alleged agreements and understandings, with Borrower or any affiliate of Borrower or anyone claiming to represent Borrower or any affiliate of Borrower. Lender hereby represents and warrants to Borrower that there are no brokerage commissions or finders' fees due or claimed by any party to be due in connection with or with respect to the transaction contemplated hereby as a result of any agreements or understandings, including alleged agreements and understandings, with Lender or any affiliate of Lender or anyone claiming to represent Lender or any affiliate of Lender.

         16.19 Non-Recourse as to Lender and Borrower.

         (a) Anything contained herein to the contrary notwithstanding, any claim based on or in respect of any liability of Lender under this Agreement shall be enforced only against Lender's interest in the Collateral and not against any other assets, properties or funds of (a) Lender, (b) any director, officer, general partner, limited partner, employee or agent of Lender, or any general partner of Lender, any of their respective general partners or stockholders (or any legal representative, heir, estate, successor or assign of any thereof), (c) any predecessor or successor partnership or corporation (or other entity) of Lender, or any of their respective general partners, either directly or through either Lender or their respective general partners or any predecessor or successor partnership or corporation or their stockholders, officers, directors, employees or agents (or other entity), or (d) any other Person affiliated with any of the foregoing, or any director, officer, employee or agent of any thereof. Borrower shall have the right of setoff against payments due under the Note following a judicial determination of a court of competent jurisdiction of Lender's liability for the breach of one or more of its obligations hereunder.

         (b) Except as expressly set forth below, the recourse of Lender with respect to the obligations evidenced by the Note and the Loan Documents shall be solely to the Property. Notwithstanding the foregoing, nothing shall be deemed in any way to impair, limit or prejudice the rights of Lender:

                  (i) in foreclosure proceedings or in any ancillary proceedings brought to facilitate Lender's foreclosure on the Property or the Pledged Lender's Shares or any portion thereof, provided such exception shall not expand Lender's ability to seek recourse against assets in which it has no security interest;

                  (ii) to recover from Borrower any condemnation or insurance proceeds attributable to the Property which were not paid to Lender or used to restore the Property in accordance with the terms of this Agreement;

                  (iii) to recover from Borrower any rents, profits, security deposits, advances, rebates, prepaid rents, room or other hotel or golf course revenues or other similar sums attributable to the Property collected by or for Borrower following an Event of Default and not properly applied to the reasonable fixed and operating expenses of the Property, including payments of the Loan; and

                  (iv) to recover any damages as a result of any fraud or misrepresentation by Borrower in connection with the Property or the Loan Documents.

         16.20 No Relationship. Lender shall in no event be construed for any purpose to be a partner, landlord, fee owner, joint venturer or associate of Borrower or of any tenant, operator, concessionaire or licensee of Borrower with respect to the Property or any of the Other Leased Properties or otherwise in the conduct of their respective businesses. Without limiting the foregoing, Borrower confirms that this Agreement creates a creditor/debtor relationship and not that of a landlord/tenant or partnership.

         16.21 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the permitted heirs, executors, administrators, legal representatives, successors and assigns of the parties.

         16.22 Competition Between Lender and Borrower. Lender and Borrower agree that neither party shall be restricted as to other relationships and competition. Affiliates of Borrower shall be allowed to own, lease and/or manage other golf courses or golf resorts that are not affiliated with Lender, provided that such other ownership, leasing or management arrangements are disclosed to Lender in writing. Subject to the provisions of Section 16.24, Lender may acquire or own golf courses that may be geographically proximate to one or more golf courses that Borrower or Affiliates of Borrower may own, manage or lease.

         16.23 Waiver of Jury Trial. BORROWER AND LENDER HEREBY AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, ANY OF THE LOAN DOCUMENTS, OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS LOAN TRANSACTION AND THE LENDER/BORROWER RELATIONSHIP THAT IS BEING ESTABLISHED. The scope of this waiver is intended to be all encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Borrower and Lender acknowledge that this waiver is a material inducement to enter into a business relationship, that each has already relied on the waiver in entering into this Agreement, and that each will continue to rely on the waiver in their related future dealings. Borrower and

Lender further warrant and represent that each has reviewed this waiver with its legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

         16.24 Right of First Offer to Lease Additional Golf Courses Proximate to the Innisbrook Property. Neither Lender nor any of its Affiliates, either individually or with any other Person, shall at any time while the Loan is outstanding own, lease, finance and/or manage an existing property containing a golf course which is located within a twenty-five mile radius (the "Restricted Radius") of the Innisbrook Premises except in accordance with the terms of this
Section 16.24. If at any time while the Loan is outstanding, Lender or any of its Affiliates shall be given the opportunity with an unrelated third-party (each such party, a "Third Party") to own or lease a golf course that is within the Restricted Radius, which opportunity Lender or any of its Affiliates intends to accept, then Lender shall send notice to Borrower of such opportunity together with a copy of the proposed agreement or term sheet (the "Proposed Agreement") between Lender or its Affiliate and the Third-Party pertaining to such opportunity. Within forty-five days of delivery of such notice to Borrower, Borrower and Lender shall endeavor in good faith to execute and deliver to the other a mutually satisfactory agreement setting forth such agreement, in lieu of the Third-Party, with the Lender or its Affiliate, on substantially the same terms and conditions in the Proposed Agreement. If agreement is not executed and delivered as aforesaid, then Lender and its Affiliates shall be free for a period of two hundred and seventy days to enter into such opportunity with the Third-Party on generally the same terms and conditions as set forth in the Proposed Agreement. Notwithstanding the foregoing, if any opportunity is presented to Lender or any of its Affiliates to own or lease a property that is within the Restricted Area and that has an existing and operating golf course, then Lender shall have no obligation to provide Borrower with the notice specified in this Section or to comply with the other requirements of this Section during the period that such property has a pre-existing arrangement with another owner, operator or manager, provided, that upon the expiration or termination of such pre-existing arrangement, Lender shall offer such opportunity to Borrower in accordance with the terms of this Section.

         IN WITNESS WHEREOF, Lender and Borrower have caused this Agreement to be duly executed and delivered as of the date first above written.


Borrower:

GOLF HOST RESORTS, INC.,
a Colorado corporation



By:
Its:


By:
Its:


Lender:

GOLF TRUST OF AMERICA, L.P.,
a Delaware limited partnership


By:  GTA GP, Inc., a Maryland corporation
Its: General Partner


     By:  __________________________
     Its: __________________________

                                TABLE OF CONTENTS

                                                                       Page

R E C I T A L S........................................................ 1

ARTICLE I
DEFINITIONS............................................................ 1

             1.1         Defined Terms................................. 1
             1.2         Rules of Construction.........................19

ARTICLE II
THE LOAN...............................................................20

             2.1         Agreement to Lend and Borrow..................20
             2.2         Evidence of Indebtedness......................21
             2.3         Tranche I Loan Interest.......................21
                         (a)    Base Interest..........................21
                         (b)    Increase in Base Interest..............21
                         (c)    Participating Interest.................22
                         (d)    Annual Reconciliation of
                                Participating Interest.................22
                         (e)    Record-keeping.........................23
             2.4         Tranche II Loan Interest......................23
             2.5         Additional Charges............................23
             2.6         Late Payment of Interest......................23
             2.7         No Deductions.................................24
             2.8         Payment of Principal..........................24
             2.9         Prepayment....................................24
             2.10        Security......................................25
             2.11        Partial Release...............................25

ARTICLE III
LOAN CLOSING...........................................................27

             3.1         Loan Documents................................27
             3.2         Borrower's Deliveries.........................27
             3.3         Representations, Warranties and
                         Covenants.....................................27
             3.4         Title Insurance...............................28
             3.5         Title to Property.............................28
             3.6         Condition of Property.........................28
             3.7         Utilities.....................................28
             3.8         Liquor License................................28
             3.9         Partnership Agreement.........................28
             3.10        Certification of Non-Foreign
                         Status........................................28
             3.11        Legal Opinions................................28
             3.12        Satisfaction or Waiver of
                         Conditions Precedent to Merger
                         Agreement.....................................28

ARTICLE IV
DISBURSEMENTS OF THE LOAN..............................................29

             4.1         Disbursement on Closing Date .................29

             4.2         Requests for Subsequent
                         Disbursements of the Tranche I
                         Loan..........................................29
             4.3         Requests for Subsequent
                         Disbursements of the Tranche II
                         Loan..........................................29

ARTICLE V
REPRESENTATIONS AND WARRANTIES.........................................30

             5.1         Organization and Power........................30
             5.2         Authorization and Execution...................30
             5.3         Noncontravention..............................30
             5.4         No Special Taxes..............................31
             5.5         Compliance with Existing Laws.................31
             5.6         Real Property.................................32
             5.7         Personal Property.............................32
             5.8         Warranties and Guaranties.....................32
             5.9         Insurance.....................................32
             5.10        Condemnation Proceedings;
                         Roadways......................................33
             5.11        Litigation....................................33
             5.12        Labor Disputes and Agreements.................33
             5.13        Financial Information.........................34
             5.14        Organizational Documents......................34
             5.15        Land Use......................................34
             5.16        Hazardous Materials...........................34
             5.17        Utilities.....................................34
             5.18        Curb Cuts.....................................35
             5.19        Leased Property...............................35
             5.20        Defects and Hazards...........................35
             5.21        Principal Place of Business...................35
             5.22        Single Purpose Entity.........................35
             5.23        Removal of Collateral.........................35
             5.24        Rights in Escrow Account......................35
             5.25        Notices Under Merger Agreement................36

ARTICLE VI
COVENANTS OF BORROWER..................................................36

             6.1         Obligation to Withhold
                         Distributions.................................36
             6.2         Impositions...................................37
                         (a)    Payment of Impositions.................37
                         (b)    Information and Reporting..............37
                         (c)    Refunds................................37
                         (d)    Utility Charges........................37
                         (e)    Assessment Districts...................37
             6.3         Maintenance of the Collateral.................38
                         (a)    Maintenance of Property................38
                         (b)    Borrower's Obligations.................38
             6.4         Use of Property...............................38
                         (a)    Use....................................38
                         (b)    Specific Prohibited Uses...............38
                         (c)    Membership Sales.......................39

                         (d)    Grant of Easements, Etc................39
                         (e)    Borrower's Additional
                                Covenants as to Use....................40
             6.5         Hazardous Materials...........................40
                         (a)    Remediation............................40
                         (b)    Borrower's Indemnification
                                of Lender..............................40
                         (c)    Survival of Indemnification
                                Obligations............................41
                         (d)    Environmental Violations at
                                Expiration or Termination of
                                Agreement..............................41
                         (e)    Environmental Statements...............41
             6.6         Maintenance and Repair........................42
                         (a)    Borrower's Obligations.................42
                         (b)    Mechanic's Liens.......................42
             6.7         Borrower's Right to Modify
                         Property......................................43
                         (a)    Borrower's Right to
                                Construct. ............................43
                         (b)    Scope of Right.........................44
             6.8         Lender's Right to Audit
                         Calculation of ...............................44
             6.9         Annual Budget.................................45
             6.10        Financial Statements..........................47
             6.11        Liens, Encroachments and Other
                         Title Matters.................................48
                         (a)    Liens..................................48
                         (b)    Encroachments and Other Title Matters..48
                         (c)    Survey.................................49
             6.12        Permitted Contests............................49
                         (a)    Authorization..........................49
                         (b)    Indemnification of Lender..............50
             6.13        Legal Requirements............................51
             6.14        Actions Affecting Property....................51
             6.15        Material Agreements...........................51
             6.16        Lender Inspections............................51
             6.17        Trade Names...................................52
             6.18        Officer's Certificates........................52
             6.19        Protective Advances...........................53
             6.20        Reporting of Original Issue
                         Discount......................................53

ARTICLE VII
INSURANCE..............................................................54

             7.1         General Insurance Requirements................54
                         (a)    All Risk...............................54
                         (b)    Liability..............................54
                         (c)    Flood..................................54
                         (d)    Worker's Compensation..................55
             7.2         Other Insurance...............................55
             7.3         Replacement Cost..............................55
             7.4         Waiver of Subrogation.........................55

             7.5         Form Satisfactory, Etc........................55
             7.6         Change in Limits..............................56
             7.7         Blanket Policy................................56
             7.8         Insurance Proceeds............................56
             7.9         Disbursement of Proceeds......................57
             7.10        Excess Proceeds, Deficiency of
                         Proceeds......................................58
             7.11        Reconstruction Covered by
                         Insurance.....................................58
                         (a)    Destruction Rendering
                                Property Unsuitable for its
                                Primary Use............................58
                         (b)    Destruction Not Rendering
                                Property Unsuitable for its
                                Primary Use............................58
             7.12        Reconstruction Not Covered by
                         Insurance.....................................59
             7.13        No Abatement of Obligations...................59
             7.14        Damage Near End of Term.......................59

ARTICLE VIII
CONDEMNATION...........................................................59

             8.1         Total Taking..................................59
             8.2         Partial Taking................................60
             8.3         Restoration...................................60
             8.4         Award-Distribution............................60
             8.5         Temporary Taking..............................60

ARTICLE IX
CAPITAL REPLACEMENT FUND...............................................61

             9.1         Capital Replacement Fund......................61
             9.2         Capital Replacement Fund to Be
                         Held Pursuant to the Terms of
                         the Westin Management Agreement...............61

ARTICLE X
EVENTS OF DEFAULT AND REMEDIES.........................................62

             10.1        Events of Default.............................62
             10.2        Payment of Costs..............................64
             10.3        Appointment of Receiver.......................64
             10.4        Waiver........................................64
             10.5        Prepayment Premium............................64
             10.6        Application of Funds..........................64

ARTICLE XI
PURCHASE OPTION........................................................64

ARTICLE XII
SALE, LEASING AND ASSIGNMENT...........................................66

             12.1        Prohibition Against ..........................66
             12.2        Leases........................................66
                         (a)    Permitted Leases.......................66
                         (b)    Terms of Leases........................66

                         (c)    Copies.................................67
                         (d)    Assignment of Rights in Leases.........67
                         (e)    Licenses, Etc..........................67
             12.3        Transfers.....................................67
             12.4        REIT Limitations..............................68
             12.5        Management Agreement..........................68

ARTICLE XIII
ARBITRATION............................................................68

             13.1        Arbitration...................................68
             13.2        Arbitration Procedures........................69

ARTICLE XIV
LENDER'S RIGHT TO PLEDGE THE NOTES; BORROWER'S AND LENDER'S
RIGHT OF FIRST OFFER...................................................69

             14.1        Lender May Grant Liens........................69
             14.2        Borrower's Right of First Offer
                         to Purchase...................................69
             14.3        Lender's Right of First Offer to
                         Purchase......................................70

ARTICLE XV
INDEMNIFICATION........................................................70

             15.1        Borrower's Indemnification of
                         Lender........................................70
             15.2        Lender's Indemnification of
                         Borrower......................................71
             15.3        Mechanics of Indemnification..................72
             15.4        Survival of Indemnification
                         Obligations; Available Insurance
                         Proceeds......................................72

ARTICLE XVI
MISCELLANEOUS..........................................................72

             16.1        Notices.......................................72
             16.2        Authority to File Notices.....................73
             16.3        Inconsistencies with Loan
                         Documents.....................................73
             16.4        No Waiver; Remedies Cumulative................74
             16.5        Lender Approval of Instruments
                         and Parties...................................74
             16.6        Lender Determination of Facts.................74
             16.7        Incorporation of Preamble,
                         Recitals and Exhibits.........................74
             16.8        Entire Agreement..............................74
             16.9        Further Assurances............................75
             16.10       Changes, Waivers, Discharge and
                         Modifications in Writing......................75
             16.11       Choice of Law.................................75
             16.12       Disbursements in Excess of Loan
                         Amount........................................75
             16.13       Counterparts..................................75
             16.14       Time is of the Essence........................75

             16.15       Attorneys' Fees...............................76
             16.16       Severability..................................76
             16.17       Interest Rate Limitation......................76
             16.18       Brokers.......................................76
             16.19       Non-Recourse as to Lender and
                         Borrower......................................77
             16.20       No Relationship...............................78
             16.21       Successors and Assigns........................78
             16.22       Competition Between Lender and
                         Borrower......................................78
             16.23       Waiver of Jury Trial..........................78
             16.24       Right of First Offer to Lease
                         Additional Golf Courses
                         Proximate to the Innisbrook
                         Property......................................79

EXHIBITS:

EXHIBIT A              LEGAL DESCRIPTION OF INNISBROOK PREMISES
EXHIBIT B              LEGAL DESCRIPTION OF TAMARRON PREMISES
EXHIBIT C              CALCULATION OF NET OPERATING INCOME
EXHIBIT D              CALCULATION OF GROSS REVENUE DURING
                       BASE YEAR
EXHIBIT E              BUDGET
EXHIBIT F              DESCRIPTION OF PROPOSED SANDPIPER AND HOTEL COMMON
                       AREA IMPROVEMENTS
EXHIBIT G              DISBURSEMENT PROCEDURES
EXHIBIT H              OPINION OF BORROWER'S COUNSEL
EXHIBIT I              FORM OF PLEDGE AGREEMENT
EXHIBIT J              FORM OF NOTE
EXHIBIT K              FORM OF SECURITIES PURCHASE AGREEMENT
EXHIBIT L              FORM OF SECURITY AGREEMENT
EXHIBIT M              FORM OF DEED OF TRUST/MORTGAGE
EXHIBIT N              FORM OF GUARANTY
EXHIBIT O              FORM OF BORROWER'S CLOSING CERTIFICATE
EXHIBIT P              FORM OF PARTNERSHIP AGREEMENT
EXHIBIT Q              SPECIFIC CHANGE IN USE PROVISIONS FOR INNISBROOK
EXHIBIT R              WARRANTY DISCLOSURE SCHEDULE
EXHIBIT S              PERSONAL PROPERTY SCHEDULE
EXHIBIT T              FAIR MARKET VALUE DETERMINATION PROCEDURES
EXHIBIT U              ADDITIONAL COLLATERAL-INNISBROOK PROPERTY

                                                      EXECUTION COPY










                                 LOAN AGREEMENT


                                     between

                             GOLF HOST RESORTS, INC.

                                   "Borrower"


                                       and

                           GOLF TRUST OF AMERICA, L.P.


                                    "Lender"

                           GOLF TRUST OF AMERICA, L.P.
                          SECURITIES PURCHASE AGREEMENT

         THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is made as of June 20, 1997 by and between (A) GOLF TRUST OF AMERICA, L.P., a Delaware limited partnership (the "Partnership"), and GOLF TRUST OF AMERICA, INC., a Maryland corporation (the "REIT", and together with the Partnership, the "Company"), with their respective principal offices located at 14 North Adger's Wharf, Charleston, South Carolina 29401 and (B) GOLF HOST RESORTS, INC., a Colorado corporation ("Buyer"), with its principal offices located at 36750 U.S. Highway 19 North, Palm Harbor, Florida 34684.

         The parties enter this Agreement on the basis of the following facts, understandings and intentions:

                  A. The Partnership is a limited partnership whose general partner is GTA GP, Inc., a wholly-owned subsidiary of the REIT, a public company currently listed on the American Stock Exchange;

                  B. The REIT desires to sell and convey to Buyer 159,326 shares (the "Common Shares") of its common stock, par value $0.01 per share ("Common Stock") together with the option to purchase up to an additional 150,000 shares of Common Stock under the terms herein provided (the "Option") and the Partnership desires to sell and convey to Buyer an aggregate of 274,039 units of partnership interest in the Partnership (the "Units", and together with the Common Shares and the Option, the "Securities") aggregating a total of 433,365 Units and Common Shares in a private placement offering, together with the right to acquire the Contingent Additional Securities, as hereinafter provided (the "Offering"), and Buyer desires to acquire the Securities, and subject to the terms hereof the Contingent Additional Securities; and

                  C. The Partnership is prepared to make a loan to Buyer in the original principal amount of Sixty-Nine Million Nine Hundred Seventy-Five Thousand Dollars ($69,975,000) in accordance with the terms and conditions of the Loan Agreement dated of even date herewith (the "Loan Agreement"), a portion of which will be used to acquire the Securities. For purposes of this Agreement, the term "Closing Date" shall mean and refer to the date such loan is funded in accordance with the terms of the Loan Agreement.

         NOW, THEREFORE, for and in consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereto agree as follows:

                                    ARTICLE I

           ACQUISITION OF SECURITIES AND AMOUNT AND METHOD OF PAYMENT

         1.1 Upon the terms and subject to the conditions hereinafter set forth, Buyer hereby agrees to purchase from the Company the Securities at an aggregate purchase price of Eight Million Nine Hundred Seventy-five Thousand Dollars ($8,975,000) (the "Purchase Price") and the Company hereby agrees to sell such Securities to Buyer for the Purchase Price. The rights and preferences of holders of the Common Shares and the Units are summarized in the final Prospectus of the REIT dated February 6, 1997 (the "Prospectus") and the documents incorporated therein (collectively, the "Offering Documents"). The Purchase Price is payable by wire transfer of immediately available funds on the Closing Date.

         1.2 The Units shall be evidenced by amendment to Exhibit A of the First Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"); the Common Stock shall be evidenced by a stock certificate of the Company. Neither the Units nor the Option shall be separately evidenced by certificates. A revised Exhibit A to the Partnership Agreement will be delivered by the Partnership on the Closing Date to Buyer or its designee evidencing such ownership interest in the Units and Buyer will be admitted to the Partnership as a limited partner and will execute the Partnership Agreement.

         1.3 The Option granted hereby shall be subject to the following terms and conditions:

                  (a) Buyer shall have the right to purchase up to 150,000 shares of Common Stock of the REIT (the "Option Shares") at a price of $26.00 per share (the "Strike Price"), subject to increase as provided below. In the event that any change is made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares or other change affecting the outstanding Common Stock as a class effected without the REIT's receipt of consideration, the number and or class of the Option Shares subject to the Option shall be adjusted so as to prevent any dilution or enlargement of the economic rights and benefits of Buyer hereunder.

                  (b) The Option shall be exercisable commencing on the date hereof and shall expire at 5:00 p.m., New York City time, on December 31, 1997, subject to Buyer's right to delay delivery and purchase of the Option Shares as provided below. During such period, the Option may be exercised at any time (but not more than once) upon notice by the Buyer to the REIT (with a copy to Peter T. Healy, Esq, of O'Melveny & Myers LLP), setting forth (i) the number of Option Shares as to which the Buyer is exercising the Option (which number may not include any fractional shares), and (ii) the names and denominations in which the Option Shares are to be registered (the "Option Notice"). The Option Notice shall also state whether Buyer is electing to delay the effectiveness of the Option Notice until after the effectiveness of the Shelf Registration Statement (as defined below). If the Option Notice is so delayed, Buyer shall have the continuing right to withdraw the Option Notice, provided once withdrawn, Buyer shall have no further right to purchase the Option Shares hereunder.

                  (c) The closing price of the Company's Common Stock on the American Stock Exchange on the day the Company receives the Option Notice (or if such date is not a business day, the closing price on the immediately preceding business day) shall be referred to herein as the "Trigger Price". If on the business day immediately preceding the date Buyer receives the Option Shares the five-day average closing price (the "Closing Price") of the Company's Common Stock on the American Stock Exchange is in excess of the Trigger Price, then the Strike Price shall be increased by an amount equal to the positive difference between the Closing Price and the Trigger Price. For example, if Buyer gives the Company the Option Notice on December 15, 1997 and the closing price of the Company's Common Stock on such date is $30.00 per share, and on the date the Option Shares are delivered to Buyer the five-day average closing price of the Company's Common Stock is $32.00, then the Strike Price shall be $28.00 per share.

                  (d) Buyer shall have the right to delay the date it purchases all or any portion of the Option Shares to the date ninety (90) days following the date that the Commission (as defined below) first declares effective a registration statement (the "Shelf Registration Statement") filed by the REIT for an offering of its Common Stock on a delayed or continuous basis pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). At the Buyer's election, any Option Shares sold to the Buyer shall be registered under the Shelf Registration Statement. The Company shall promptly notify Buyer of the filing and effectiveness of the Shelf Registration Statement.

                  (e) Upon receipt of the Option Notice, the REIT shall arrange to sell the Option Shares to Buyer, which arrangements may require several days and which may include, without limitation, the preparation of a prospectus supplement. The REIT shall endeavor in good faith to complete such arrangements as quickly as is commercially reasonable. The REIT shall pay all expenses associated with registering and selling the Option Shares under the Securities Act. Upon the completion of such arrangements, delivery of the Option Shares shall be made promptly by the REIT to Buyer, against the irrevocable release of immediately available funds for the amount of the purchase price therefor to such account as the REIT shall specify. Buyer agrees that it shall pay all stock transfer taxes, stamp duties and other similar taxes, if any, payable upon the sale or delivery of the Option Shares together with any commissions or underwriting discounts payable in connection therewith.

                  (f) This Option shall be neither transferable nor assignable by Buyer (other than to its corporate parent, Golf Hosts, Inc. ("GHI")).

                  (g) Prior to delivery of the Option Shares, Buyer shall not have any of the rights of a shareholder with respect to the Option Shares.

         1.4 In addition to the acquisition of the Securities, Buyer, or at Buyer's option, GHI, shall have the right to acquire additional shares of Common Stock in the REIT in accordance with the procedures set forth in Exhibit A attached hereto (the "Contingent Securities").

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF THE BUYER

         2.1 Buyer represents that it is an "accredited investor" as such term is defined in Rule 501 ("Rule 501") of Regulation D promulgated under the Securities Act and that it is able to bear the economic risk of an investment in the Securities.

         2.2 Buyer acknowledges that it has prior investment experience, including investment in non-listed and non-registered securities, and the ability and expertise to evaluate the merits and risks of such an investment on its behalf.

         2.3 Buyer hereby represents that it has (i) received the Offering Documents and (ii) carefully reviewed the Offering Documents.

         2.4 Buyer hereby represents that it has been furnished by the Company during the course of this transaction with all information regarding the Company which it has requested or desired to know; that it has been afforded the opportunity to ask questions of, and receive answers from, duly authorized officers or other representatives of the Company concerning the terms and conditions of the Offering, and has received any additional information which it has requested.

         2.5 Buyer hereby acknowledges that the offering of Securities has not been reviewed by, and the fairness of such Securities has not been determined by, the United States Securities and Exchange Commission ("Commission") or any state regulatory authority, since the Offering is intended to be a nonpublic offering pursuant to Section 4(2) of the Act. Buyer represents that the Securities being purchased by it are being purchased for its own account, for investment and not for distribution of the Securities to others.

         2.6 Buyer understands that the Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and are being sold in reliance on exemptions from the registration requirements of such Act and such laws. Buyer further understands that resale of the Units is restricted pursuant to the terms of the Partnership Agreement.

         2.7 The undersigned, if acting in a representative or fiduciary capacity, has full power and authority to execute and deliver this Agreement, to make the representations and warranties specified herein, and to consummate the transactions contemplated herein on behalf of the subscribing partnership, trust, corporation or other entity for which the undersigned is acting and such partnership, trust, corporation, or other entity has full right and power to subscribe for Securities and perform its obligations pursuant to this Agreement.

         2.8 The Company may rely, and shall be protected in acting upon, any papers or other documents which may be submitted to it by the Buyer in connection with the Securities and which are believed by it to be genuine and to have been signed or presented by the proper party or parties, and the Company shall not have any liability or responsibility with respect to the form, execution or validity thereof.

         2.9 Buyer hereby represents that the address set forth on Page 1 is Buyer's principal business address.

         2.10 Buyer represents that all funds used to purchase the Securities satisfy one of the following:

                  (a) no part of such funds constitutes assets of any "employee benefit plan," as such term is defined in section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"); or

                  (b) to the extent that any part of such funds constitutes assets of any employee benefit plan (or its related trust), the use of such funds would not constitute a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

         2.11 The foregoing representations, warranties and agreements, together with all other representations and warranties made or given by the undersigned to the Company in any other written statement or document delivered in connection with the transactions contemplated hereby, shall be true and correct in all respects on and as of the date of this Agreement as if made on and as of such date and shall survive such date and if there should be any material change in such information prior to the Closing Date of the sale of the Securities, the undersigned will immediately furnish such revised or corrected information to the Company. Buyer understands that the Company will rely upon the accuracy and truth of the foregoing representations, warranties and agreements, and Buyer hereby consents to such reliance.

         2.12 At the Closing, and as a condition thereto, Buyer and Golf Hosts, Inc., a Florida corporation and the parent company of Buyer, shall execute and deliver to the Company a shareholder agreement providing that Buyer and Golf Hosts, Inc. shall vote the Common Shares for a period of time in accordance with the recommendations of the Board of Directors of the Company, in the form of Exhibit B, attached hereto.

                                   ARTICLE III

                    REPRESENTATIONS BY, AND COVENANTS OF, THE
                            PARTNERSHIP AND THE REIT

         The Partnership and the REIT, jointly and severally, represent, warrant and, where applicable, covenant to Buyer that prior to the consummation of the Offering and at the Closing Date:

         3.1 Each of the Partnership and the REIT is duly formed or organized, validly existing and in good standing under the laws of the state of its formation and has all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and to enter into and perform its obligations under this Agreement and any document or instrument required to be executed and delivered on behalf of the Partnership and the REIT hereunder.

         3.2 The execution and delivery of this Agreement and the performance by each of the Partnership and the REIT of its obligations hereunder do not and will not contravene, or constitute a default under, any provisions of applicable law or regulation, any agreement, judgment, injunction, order, decree or other instrument binding upon the Partnership or the REIT or result in the creation of any lien or other encumbrance on any asset of the Partnership or the REIT.

         3.3 There is no action, suit or proceeding, pending or known to be threatened, against or affecting the Partnership or the REIT in any court or before any arbitrator or before any administrative panel or otherwise that (a) could materially and adversely affect the business, financial position or results of operations of the Partnership or the REIT, or (b) could materially and adversely affect the ability of the Partnership or the REIT to perform its obligations hereunder, or under any document to be delivered pursuant hereto.

         3.4 No act of bankruptcy has occurred with respect to the Partnership or the REIT.

         3.5 This Agreement has been, and each of the agreements and certificates of the Partnership or the REIT to be delivered to Buyer at Closing as provided herein will be, duly authorized by all necessary action on the part of the Partnership or the REIT, has been duly executed and delivered by the Partnership or REIT, as applicable, constitutes the valid and binding agreement of the Partnership or REIT, as applicable, and is enforceable against the Partnership or REIT, as applicable, in accordance with its terms. All action required pursuant to this Agreement necessary to effectuate the transactions contemplated herein has been, or will at Closing be, taken promptly and in good faith by the Partnership and the REIT, as applicable, and their representatives and agents.

         3.6 The Units, and both the Common Shares and the Option Shares have been duly and validly authorized by the Partnership and the Company, respectively, and, when issued and delivered against payment of the purchase price as provided herein, will be duly and validly issued, fully paid and nonassessable. The Company has made all necessary filings in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         3.7 The foregoing representations, warranties and agreements, together with all other representations and warranties made or given by the Partnership and the REIT to Buyer in any other written statement or document delivered in connection with the transactions contemplated hereby, shall be true and correct in all respects on and as of the date of this Agreement as if made on and as of such date and shall survive such date and if there should be any material change in such information prior to the Closing Date of the sale of the Securities, the undersigned will immediately furnish such revised or corrected information to Buyer. The Partnership and the REIT understand that Buyer will rely upon the accuracy and truth of the foregoing representations, warranties and agreements, and the Partnership and the REIT hereby consent to such reliance.


                                   ARTICLE IV

                                  MISCELLANEOUS

         4.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, or delivered by hand against written receipt therefor, or sent by facsimile transmission and confirmed by telephone, to the following addresses, or such other address as may be furnished to the other parties as herein provided:


To the Company:

Golf Trust of America, Inc.
14 North Adger's Wharf
Charleston, South Carolina  29401
Tel.:  (803) 723-4653
Fax:   (803) 723-0479


Copy to:

O'Melveny & Myers LLP
Embarcadero Center West
275 Battery Street
San Francisco, CA 94111
Attn: Peter T. Healy, Esq.
Tel.: (415) 984-8833
Fax: (415) 984-8701

To the Buyer:

Golf Host Resorts, Inc.
36750 U.S. Highway 19 North
Palm Harbor, Florida  34684
Attn: President
Tel.: (813) 942-2000
Fax: (813) 942-5579

Copies to:

James B. Carlson, Esq.
Mayer, Brown & Platt
1675 Broadway, Suite 1900
New York, New York  10019
Tel.: (212) 506-2515
Fax: (212) 262-1910

Mr. Merrick R. Kleeman
Starwood Capital Group, L.P.
Three Pickwick Plaza, Suite 250
Greenwich, Connecticut  06830
Tel.: (203) 861-2100
Fax: (203) 861-2101

         Unless otherwise expressly provided herein, notices shall be deemed to have been given on the date of mailing, except notice of change of address, which shall be deemed to have been given when received.

         4.2 This Agreement shall not be changed, modified or amended except by a writing signed by the parties to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

         4.3 The undersigned hereby acknowledges and agrees that this Agreement shall survive the death, incompetence, merger, disability, liquidation, dissolution or other termination of the undersigned and shall be binding upon and inure to the benefit of the parties and their respective heirs, executors, administrators, successors, legal representatives and assigns. If the undersigned is more than one person, the obligations of the undersigned hereunder shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his or her heirs, executors, administrators, successors, legal representatives and assigns.

         4.4 NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT ALL THE TERMS AND PROVISIONS HEREOF SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

         4.5 In order to discourage frivolous claims, the parties agree that unless a claimant in any proceeding succeeds in establishing his or her claim and recovering a judgment against another party (regardless of whether such claimant succeeds against one of the other parties to the action), then the other party shall be entitled to recover from such claimant all of its/their legal costs and expenses relating to such proceeding and/or incurred in preparation therefor.

         4.6 The holding of any provision of this Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Agreement, which shall remain in full force and effect.

         4.7 It is agreed that a waiver by either party of a breach of any provision of this Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

         4.8 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

         4.9 This Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


Buyer:

GOLF HOST RESORTS, INC.,
a Colorado corporation



By:
Its:


By:
Its:



Partnership:

GOLF TRUST OF AMERICA, L.P.,
a Delaware limited partnership

    By:     GTA GP, Inc.,
            a Maryland corporation
    Its:    General Partner


            By:
            Its:



REIT:

GOLF TRUST OF AMERICA, INC.,
a Maryland corporation


By:
Its:

                                    EXHIBIT A

                  PURCHASE PRICE FOR THE CONTINGENT ADDITIONAL
                               SECURITIES FORMULA


         The purchase price for the Contingent Additional Securities shall be calculated as provided in this Exhibit A.

         A. Definitions. For purposes of this Exhibit A, the following terms shall have the following meanings:

                  (1) "Adjusted Net Operating Income" means the Conversion Date Net Operating Income divided by 1.135.

                  (2) "Applicable Twelve (12) Month Period" means the Conversion Year.

                  (3) "Capitalization Rate" shall mean 10.47%.

                  (4) "Company" means Golf Trust of America, Inc.

                  (5) "Company's First Call FFO" means the consensus FFO per share estimate for the Company for the calendar year which includes the Conversion Date, subtracting the Company's capital expenditure reserve per share as estimated for that year as such estimate is reported by First Call (or, if First Call is no longer in general use within the securities industry, by such other reporting service as is then in general use within the securities industry) divided by the average of the Company's closing share price for the thirty (30) trading days immediately preceding the Conversion Date.

                  (6) "Conversion Date" means the April 30 following the date on
         which  the  Company   receives   written  notice  that  the  Buyer  has
         irrevocably elected to receive the Contingent Additional Securities.

                  (7) "Conversion Date Capitalization Rate" shall mean the Company's First Call FFO, plus 200 basis points (but in no event less than the Capitalization Rate).

                  (8) "Conversion Date Net Operating Income" means the Gross Operating Revenue for the Property less the Gross Operating Expenses for the Property for the Conversion Year.

                  (9) "Conversion Year" means the calendar year immediately preceding the Conversion Date.

                  (10) "Conversion Notice" shall mean a written notice delivered by Buyer to the Company whereby Buyer elects to receive the Contingent Additional Securities. The Conversion Notice may only be given once and must be given on or before April 15 of a calendar year. If the Conversion Notice is not given on or before April 15, 2002, Buyer's right to receive the Contingent Additional Units shall automatically and irrevocably terminate. The Conversion Notice may not be given prior to March 1, 1999.

                  (11) "Gross Operating Expenses" means the gross operating expenses of the Property for the Applicable Twelve (12) Month Period, calculated in accordance with generally accepted accounting principles consistently applied. For purposes of calculating Gross Operating Expenses, the Company may make discretionary adjustments on a line item basis to reflect stabilized Gross Operating Expenses, including the following adjustments:

                           (a) annual capital replacement reserves shall be included, as reasonably determined by the Company;

                           (b) annual cash expenditures  (including depreciation
                  to the extent not adjusted pursuant to subsection (a)) for golf carts shall be included, as reasonably determined by the Company;

                           (c) extraordinary expenditures (such as to repair storm damage) which are not anticipated to recur in the ordinary course shall be excluded, as reasonably determined by the Company;

                           (d) other  adjustments  to reflect  stabilized  Gross
                  Operating Expenses, as reasonably determined by the Company shall be made; and

                           (e) depreciation, amortization and debt service shall
                  be excluded.

         For purposes of determining the Purchase Price for the Contingent Additional Securities, Gross Operating Expenses will be adjusted upward by the Company to the extent such expenses (or any major component thereof) have decreased at a compound annual rate greater than 2% per annum from the Base Year to the Conversion Year or more than 3% (on a year-to-year basis) from the year immediately preceding the Conversion Year, unless, the Company shall determine that such expense reductions were of a nature so as to be reasonably expected to be sustained. Buyer has advised the Company that it expects to reduce Gross Operating Expenses at the Property as the result of the installation of new management at the Property.

                  (12) "Gross Operating Revenue" means the gross operating revenue of the Property, including revenue related to hotel operations, the golf course operations, food and beverage operations and sale of merchandise, for the Applicable Twelve (12) Month Period, calculated in accordance with generally accepted accounting principles consistently applied and calculated in accordance with the adjustments provided in the Loan Agreement.

         For purposes of determining the Contingent Additional Securities, Gross Operating Revenue will be adjusted downward to the extent such revenue has increased by more than 5.0% from the year immediately preceding the Conversion Year to the Conversion Year, unless the Company shall have reasonably determined that such revenue increase can reasonably be expected to be sustained. Factors to determine sustainability shall include factors such as the creation of new demand generators (i.e., hotel development or condominium development) and the non-recurring nature of any revenue (i.e., a one-time tournament fee). The Company shall further retain the right to make downward adjustments to Gross Operating Revenue so as to establish reasonable expectations of future cash flow results.

                  (13) "Net Incremental Income Available for Contingent Additional Securities" means the Adjusted Net Operating Income for the Applicable Twelve (12) Month Period preceding the Conversion Date less the mortgage payment made by the mortgagor of the Property for the same period.

                  (14) "Property" means the operating golf courses and related facilities commonly known as Innisbrook Golf Course.


                  (15) "Purchase Price for the Contingent Additional Securities" means the Net Incremental Income Available for Contingent Additional Securities divided by the Conversion Date Capitalization Rate.

             B.       Contingent Additional Securities

                  (1) Buyer shall have the right to purchase the number of additional Securities (the "Contingent Additional Securities") by delivering the Conversion Notice to Company; provided that the Buyer, as mortgagor under the mortgage at the Property shall have paid participating mortgage payments on an annual basis for the prior calendar year. The number of Contingent Additional Securities shall equal the Purchase Price for the Contingent Additional Securities divided by the per share common stock price of the Company on the Conversion Date.

                  (2) Within forty-five (45) days of the Conversion Date, the Company shall deliver to Buyer the number of additional Securities in the Company that equals the Purchase Price for the Contingent Additional Securities divided by the per share common stock price of the Company on the Conversion Date.

                  (3) Buyer or, at its option, GHI, shall have the right to receive common stock of the Company as the Additional Securities
         (rather than Units), to the extent the receipt of such common stock does not violate the ownership limitations contained in the Articles of Incorporation of the REIT or violate any restrictions on the pledge of securities as security for borrowings under Regulation G issued by the Board of Governors of the Federal Reserve Board.

                                    EXHIBIT B

                              SHAREHOLDER AGREEMENT


         THIS SHAREHOLDER AGREEMENT (this "Agreement") is dated as of June 20, 1997 and entered into by and between (A) GOLF TRUST OF AMERICA, INC., a Maryland corporation ("Company"), and (B) GOLF HOST RESORTS, INC., a Colorado corporation ("Golf Host Resorts"), and GOLF HOSTS, INC., a Florida corporation and the parent corporation of Golf Host Resorts ("Golf Hosts" and, together with Golf Host Resorts, "Shareholders").


                             Preliminary Statements

         WHEREAS, Company and Golf Host Resorts have entered into that certain Securities Purchase Agreement, dated as of the date hereof (the "Securities Purchase Agreement"), providing for the purchase of 159,326 shares (the "Common Shares") of the common stock of the Company, par value $0.01 per share, by Golf Host Resorts from Company;

         WHEREAS, Golf Host Resorts intends to transfer the Common Shares to Golf Hosts and the Company consents to such transfer; and

         WHEREAS, it is a condition precedent to the sale of the Common Shares under the Securities Purchase Agreement that Golf Hosts shall have granted the Board of Directors a proxy to vote the Common Shares for the period set forth herein and Shareholders shall have otherwise agreed to vote for such period the Common Shares in accordance with the recommendation of the Board of Directors.

         NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in order to induce the Company to enter into the Securities Purchase Agreement and to make the sale of the Common Shares thereunder, the parties hereto, intending legally to be bound, hereby covenant and agree as follows:


         SECTION I. DEFINITIONS. Except as otherwise herein expressly provided, the following terms and phrases shall have the meanings set forth below:

                  "Board of Directors" means the Board of Directors of the Company.

                  "Collateral" shall have the meaning given it in the Loan Agreement.

                  "Dispose" or "Disposition" (and any derivatives thereof) mean and refer to (i) a voluntary or involuntary (including in connection with death, divorce, bankruptcy or otherwise) sale, offer, assignment, transfer, conveyance, pledge, hypothecation, contract or grant of any option to sell (including, without limitation, any short sale), establishment of an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, or other disposition of the subject securities, and (ii) any agreement, contract or commitment to do any of the foregoing.

                  "Loan Agreement" means that certain loan agreement of even date herewith by and between Golf Trust of America, L.P., a Delaware limited partnership in which the Company is the sole general partner, as lender, and Golf Host Resorts, as borrower.

                  "Person" means any individual, partnership, limited liability company, corporation, trust or other entity.

                  "Pledged Shares" means 79,663 shares of the Common Shares.

                  "Proceeds" means whatever is receivable or received when the Common Shares or proceeds are sold, exchanged, collected or otherwise Disposed of, whether such Disposition is voluntary or involuntary, and includes, without limitation, proceeds of any loan secured in whole or in part by a pledge of the Common Shares.

                  "Release Date" shall have the meaning given it in the Loan Agreement.

                  "Unpledged Shares" means 79,663 shares of the Common Shares.


         SECTION II. VOTING

         A. Grant of Proxy.

         1. With regard to 53,108 shares of the Common Shares, Golf Hosts shall grant to the Board of Directors a proxy, substantially in the form attached hereto as Exhibit A, which according to its terms both shall remain in effect and shall be irrevocable by Golf Hosts until the one (1) year anniversary of the date of the sale of the Common Shares under the Securities Purchase Agreement.

         2. With regard to 53,109 shares of the Common Shares not made the subject of the proxy referred to in the immediately preceding subsection II.A.1, Golf Hosts shall grant to the Board of Directors a proxy, substantially in the form attached hereto as Exhibit B, which according to its terms both shall remain in effect and shall be irrevocable by Golf Hosts until the two (2) year anniversary of the date of the sale of the Common Shares under the Securities Purchase Agreement.

         3. With regard to 53,109 shares of the Common Shares not made the subject of the proxy referred to in the immediately preceding subsections II.A.1 and II.A.2,

Golf Hosts shall grant to the Board of Directors a proxy, substantially in the form attached hereto as Exhibit C, according to its terms both shall remain in effect and shall be irrevocable by Golf Hosts until the three (3) year anniversary of the date of the sale of the Common Shares under the Securities Purchase Agreement.

         B. Shareholders Agreement. Without in any way limiting Golf Hosts' obligations under the preceding subsection II.A, Shareholders agree that if for any reason the right to vote any of the Common Shares that would otherwise be the subject of a proxy grant pursuant to subsection II.A is nonetheless exercisable by either Shareholder or other holder of the Common Shares, such Shareholder or such other holder of the Common Shares will vote (or cause to be voted) all of such Common Shares in accordance with the recommendation of the Board of Directors.

         C. Restrictions on Other Agreements. Shareholders shall not grant any proxy or enter into or agree to be bound by any voting trust with respect to the Common Shares nor shall Shareholders enter into any agreement or arrangement of any kind with any Person with respect to the Common Shares on terms inconsistent with the provisions of this Agreement, including, without limitation, agreements or arrangements with respect to the voting of the Common Shares that are then subject to the terms of Section II.A.


         SECTION III. RESTRICTIONS ON DISPOSITION

         A. Lock-Up. Except as expressly permitted under the Loan Agreement, including Section 2.11(c) thereof, and Section III.B below, Shareholders hereby agree that they will not, without the prior written consent of Company (which consent may be withheld in Company's sole discretion), directly or indirectly, Dispose of the Common Shares or publicly announce the undersigned's intention to do any of the foregoing, for a period commencing on the date hereof and continuing (i) with respect to 100% of the Common Shares through the close of trading on the one (1) year anniversary of the date of the sale of the Common Shares under the Securities Purchase Agreement, and (ii) with respect to 50% of the Common Shares through the close of trading on the two (2) year anniversary of the date of the sale of the Common Shares under the Securities Purchase Agreement. The Company acknowledges that Shareholder intends to transfer the Common Shares to its corporate parent company, Golf Hosts, Inc., a Florida corporation, and the Company consents to such transfer.

         B. Release of Lock-Up and Voting Proxy. The restrictions on voting and sale provided in Section II and Section III shall not apply following any bona fide transfer of any shares of the Pledged Shares or the Unpledged Shares (including transfers following the exercise of any rights of any pledgee of any such shares).

         SECTION IV. MISCELLANEOUS

         A. General Disposition Restriction. Subject to the rights of Shareholders set forth in Section 2.11(c) of the Loan Agreement, Shareholders covenant and agree that they will not Dispose or cause the Disposition of any of the Common Shares or any interest therein except in accordance with the terms of this Agreement. Any attempted disposition not in accordance with the terms of this Agreement shall be null and void and of no force or effect. Shareholders also agree and hereby consent to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of shares of Common Shares or securities convertible into or exchangeable or exercisable for Common Shares held by Shareholders except in compliance with this Agreement.

         B. Legend on Certificates. Shareholder agrees that a legend substantially to the following effect shall be imprinted on every certificate evidencing ownership of any of the Common Shares, and that Shareholders shall not Dispose or cause the Disposition of any of the Common Shares unless such legend is displayed on the certificates evidencing ownership thereof:

         "THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN A SHAREHOLDER AGREEMENT DATED AS OF JUNE 20, 1997 AND/OR THE PROVISIONS OF A LOAN AGREEMENT DATED AS OF JUNE 20, 1997. ANY PURPORTED TRANSFER IN VIOLATION OF SUCH RESTRICTIONS SHALL BE NULL, VOID AND OF NO EFFECT WHATSOEVER."

         C. Further Assurances. From time to time after the date hereof, the parties will, at their expense, and without further consideration, execute and deliver such other documents and instruments and take such other actions as may be reasonably requested to effect the purposes and intent of this Agreement.

         D. Notices. All communications hereunder shall be in writing and shall be mailed, hand delivered, overnight couriered, or telecopied and confirmed to the parties hereto as follows:

If to Company:

    Golf Trust of America, Inc.
    14 North Adger's Wharf
    Charleston, SC 29401
    Facsimile: (803) 723-0479
    Attention:  Mr. W. Bradley Blair, II
    with a copy to:

    O'Melveny & Myers LLP
    275 Battery Street, Suite 2600
    San Francisco, CA 94111-3305
    Facsimile: (415) 984-8701
    Attention:  Peter T. Healy, Esq.

If to Shareholders:

    Golf Host Resorts, Inc.
    36750 U.S. Highway 19 North
    Palm Harbor, Florida  34684
    Facsimile: (313) 942-5579
    Attn: President


    with copies to:

    Starwood Capital Group, L.P.
    Three Pickwick Plaza, Suite 250
    Greenwich, CT  06830
    Facsimile: (203) 861-2101
    Attn: Mr. Merrick R. Kleeman

    and

    Mayer, Brown & Platt
    1675 Broadway, Suite 1900
    New York, NY 10019
    Facsimile: (212) 262-1910
    Attn: James B. Carlson, Esq.

Any party hereto may change the address for receipt of communications by giving written notice to the others.

         E. Rules of Construction. The following rules shall apply to the construction and interpretation of this Agreement:

                  1. Singular words shall connote the plural number as well as the singular and vice versa, and the masculine shall include the feminine and the neuter.

                  2. All references herein to particular articles, sections, subsections, clauses or exhibits are references to articles, sections, subsections, clauses or exhibits of this Agreement.

                  3. The descriptive headings contained herein are solely for convenience of reference and shall not constitute a part of this Agreement nor shall they affect its meaning, construction or effect.

                  4. Each party hereto and its counsel have reviewed and revised (or requested revisions of) this Agreement and have participated in the preparation of this Agreement, and therefore any usual rules of construction requiring that ambiguities are to be resolved against a particular party shall not be applicable in the construction and interpretation of this Agreement or any exhibits hereto.

         F. Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such provision shall be severed and enforced to the extent possible or modified in such a way as to make it enforceable, and the invalidity, illegality or unenforceability thereof shall not affect the validity, legality or enforceability of the remaining provisions of this Agreement.

         G. Entire Agreement; Modification or Amendment. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless in writing by the party whom the condition is meant to benefit.

         H. Governing Law. This Agreement shall be governed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state.

         I. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, and permitted assigns.

         J. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

         K. Equitable Relief. The parties hereto acknowledge and agree that in the event of any breach of Section II by either of them, the other would be irreparably harmed and could not be made whole by monetary damages. Accordingly, the parties hereto agree (1) to waive the defense in any action for specific performance that a remedy at law would be adequate, and (2) that the parties hereto, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of Section II in any action to enforce it.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.



                                                GOLF TRUST OF AMERICA, INC.,
                                                as Company


                                                By: ____________________________
                                                Its: ___________________________



                                                GOLF HOST RESORTS, INC.,
                                                as Shareholder


                                                By: ____________________________
                                                Its: ___________________________



                                                GOLF HOSTS, INC.,
                                                as Shareholder


                                                By: ____________________________
                                                Its: ___________________________

                                    EXHIBIT A


         The undersigned, as record owner of the securities of Golf Trust of America, Inc., a Maryland corporation (the "Company"), which are described below, hereby revokes any previous proxies and appoints the Board of Directors of the Company (the "Board") as the proxy of the undersigned to attend any and all meetings of the shareholders of the corporation and to represent, vote, execute consents and waivers and otherwise to act for the undersigned in the same manner and with the same effect as if the undersigned were personally present at any such meeting and voting the shares or personally acting on any matters submitted to shareholders for approval or consent.

         The undersigned authorizes such proxy to substitute any other person to act hereunder, to revoke any such substitution, and to file this proxy and any substitution or revocation with the Secretary of the Company.

         This proxy is granted pursuant to that certain Shareholder Agreement, dated as of _______ by and between Company and the undersigned in order to induce Company to sell shares of its common stock to the undersigned pursuant to that certain Securities Purchase Agreement, of even date therewith. The undersigned hereby acknowledges that the Board has a continuing interest in the shares to be voted under the proxy and in the Company generally and in its assets and liabilities.

         This proxy shall be irrevocable and shall remain in force and effect until the one (1) year anniversary of the sale of shares which are the subject hereof by the Company to the undersigned, at which time it shall terminate.



                   DATED: ____________________________, 19___.


No. of Shares:  53,108

                                GOLF HOSTS, INC.


                                By: ______________________________
                                Name: ____________________________
                                Its: _____________________________

                                    EXHIBIT B


         The undersigned, as record owner of the securities of Golf Trust of America, Inc., a Maryland corporation (the "Company"), which are described below, hereby revokes any previous proxies and appoints the Board of Directors of the Company (the "Board") as the proxy of the undersigned to attend any and all meetings of the shareholders of the corporation and to represent, vote, execute consents and waivers and otherwise to act for the undersigned in the same manner and with the same effect as if the undersigned were personally present at any such meeting and voting the shares or personally acting on any matters submitted to shareholders for approval or consent.

         The undersigned authorizes such proxy to substitute any other person to act hereunder, to revoke any such substitution, and to file this proxy and any substitution or revocation with the Secretary of the Company.

         This proxy is granted pursuant to that certain Shareholder Agreement, dated as of _____________ by and between Company and the undersigned in order to induce Company to sell shares of its common stock to the undersigned pursuant to that certain Securities Purchase Agreement, of even date therewith. The undersigned hereby acknowledges that the Board has a continuing interest in the shares to be voted under the proxy and in the Company generally and in its assets and liabilities.

         This proxy shall be irrevocable and shall remain in force and effect until the two (2) year anniversary of the sale of shares which are the subject hereof by the Company to the undersigned, at which time it shall terminate, unless it shall have sooner terminated in whole or in part in accordance with the terms and provisions of the Shareholder Agreement.

                   DATED: ____________________________, 19___.


No. of Shares:  53,109

                                GOLF HOSTS, INC.


                                By: _______________________________
                                Name: _____________________________
                                Its: ______________________________

                                    EXHIBIT C


         The undersigned, as record owner of the securities of Golf Trust of America, Inc., a Maryland corporation (the "Company"), which are described below, hereby revokes any previous proxies and appoints the Board of Directors of the Company (the "Board") as the proxy of the undersigned to attend any and all meetings of the shareholders of the corporation and to represent, vote, execute consents and waivers and otherwise to act for the undersigned in the same manner and with the same effect as if the undersigned were personally present at any such meeting and voting the shares or personally acting on any matters submitted to shareholders for approval or consent.

         The undersigned authorizes such proxy to substitute any other person to act hereunder, to revoke any such substitution, and to file this proxy and any substitution or revocation with the Secretary of the Company.

         This proxy is granted pursuant to that certain Shareholder Agreement, dated as of _____________ by and between Company and the undersigned in order to induce Company to sell shares of its common stock to the undersigned pursuant to that certain Securities Purchase Agreement, of even date therewith. The undersigned hereby acknowledges that the Board has a continuing interest in the shares to be voted under the proxy and in the Company generally and in its assets and liabilities.

         This proxy shall be irrevocable and shall remain in force and effect until the three (3) year anniversary of the sale of shares which are the subject hereof by the Company to the undersigned, at which time it shall terminate, unless it shall have sooner terminated in whole or in part in accordance with the terms and provisions of the Shareholder Agreement.

                   DATED: ____________________________, 19___.

No. of Shares:  53,109


                                GOLF HOSTS, INC.


                                By: _______________________________
                                Name: _____________________________
                                Its: ______________________________

                                    EXHIBIT K



                          SECURITIES PURCHASE AGREEMENT



                           GOLF TRUST OF AMERICA, L.P.
                                       and
                           GOLF TRUST OF AMERICA, INC.

                                   as Seller,

                                       and

                            GOLF HOST RESORTS, INC.,

                                    as Buyer



                              Dated: June 20, 1997

                                                       EXECUTION COPY

                              SHAREHOLDER AGREEMENT


         THIS SHAREHOLDER AGREEMENT (this "Agreement") is dated as of June 20, 1997 and entered into by and between (A) GOLF TRUST OF AMERICA, INC., a Maryland corporation ("Company"), and (B) GOLF HOST RESORTS, INC., a Colorado corporation ("Golf Host Resorts"), and GOLF HOSTS, INC., a Florida corporation and the parent corporation of Golf Host Resorts ("Golf Hosts" and, together with Golf Host Resorts, "Shareholders").


                             Preliminary Statements

         WHEREAS, Company and Golf Host Resorts have entered into that certain Securities Purchase Agreement, dated as of the date hereof (the "Securities Purchase Agreement"), providing for the purchase of 159,326 shares (the "Common Shares") of the common stock of the Company, par value $0.01 per share, by Golf Host Resorts from Company;

         WHEREAS, Golf Host Resorts intends to transfer the Common Shares to Golf Hosts; and

         WHEREAS, it is a condition precedent to the sale of the Common Shares under the Securities Purchase Agreement that Golf Hosts shall have granted the Board of Directors a proxy to vote the Common Shares for the period set forth herein and Shareholders shall have otherwise agreed to vote for such period the Common Shares in accordance with the recommendation of the Board of Directors.


         NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in order to induce the Company to enter into the Securities Purchase Agreement and to make the sale of the Common Shares thereunder, the parties hereto, intending legally to be bound, hereby covenant and agree as follows:


         SECTION I. DEFINITIONS. Except as otherwise herein expressly provided, the following terms and phrases shall have the meanings set forth below:

         "Board of Directors" means the Board of Directors of the Company.

         "Collateral" shall have the meaning given it in the Loan Agreement.

         "Dispose" or "Disposition" (and any derivatives thereof) mean and refer to (i) a voluntary or involuntary (including in connection with death, divorce, bankruptcy or otherwise) sale, offer, assignment, transfer, conveyance, pledge, hypothecation, contract or grant of any option to sell (including, without limitation, any short sale), establishment of an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, or other disposition of the subject securities, and (ii) any agreement, contract or commitment to do any of the foregoing.

         "Loan Agreement" means that certain loan agreement of even date herewith by and between Golf Trust of America, L.P., a Delaware limited partnership in which the Company is the sole general partner, as lender, and Golf Host Resorts, as borrower.

         "Person" means any individual, partnership, limited liability company, corporation, trust or other entity.

         "Pledged Shares" means 79,663 shares of the Common Shares.

         "Proceeds" means whatever is receivable or received when the Common Shares or proceeds are sold, exchanged, collected or otherwise Disposed of, whether such Disposition is voluntary or involuntary, and includes, without limitation, proceeds of any loan secured in whole or in part by a pledge of the Common Shares.

         "Release Date" shall have the meaning given it in the Loan Agreement.

         "Unpledged Shares" means 79,663 shares of the Common Shares.


         SECTION II. VOTING

         A. Grant of Proxy.

         1. With regard to 53,108 shares of the Common Shares, Golf Hosts shall grant to the Board of Directors a proxy, substantially in the form attached hereto as Exhibit A, which according to its terms both shall remain in effect and shall be irrevocable by Golf Hosts until the one (1) year anniversary of the date of the sale of the Common Shares under the Securities Purchase Agreement.

         2. With regard to 53,109 shares of the Common Shares not made the subject of the proxy referred to in the immediately preceding subsection II.A.1, Golf Hosts shall grant to the Board of Directors a proxy, substantially in the form attached hereto as Exhibit B, which according to its terms both shall remain in effect and shall be irrevocable by Golf Hosts until the two (2) year anniversary of the date of the sale of the Common Shares under the Securities Purchase Agreement.

         3. With regard to 53,109 shares of the Common Shares not made the subject of the proxy referred to in the immediately preceding subsections II.A.1 and

II.A.2, Golf Hosts shall grant to the Board of Directors a proxy, substantially in the form attached hereto as Exhibit C, according to its terms both shall remain in effect and shall be irrevocable by Golf Hosts until the three (3) year anniversary of the date of the sale of the Common Shares under the Securities Purchase Agreement.

         B. Shareholders Agreement. Without in any way limiting Golf Hosts' obligations under the preceding subsection II.A, Shareholders agree that if for any reason the right to vote any of the Common Shares that would otherwise be the subject of a proxy grant pursuant to subsection II.A is nonetheless exercisable by either Shareholder or other holder of the Common Shares, such Shareholder or such other holder of the Common Shares will vote (or cause to be voted) all of such Common Shares in accordance with the recommendation of the Board of Directors.

         C. Restrictions on Other Agreements. Shareholders shall not grant any proxy or enter into or agree to be bound by any voting trust with respect to the Common Shares nor shall Shareholders enter into any agreement or arrangement of any kind with any Person with respect to the Common Shares on terms inconsistent with the provisions of this Agreement, including, without limitation, agreements or arrangements with respect to the voting of the Common Shares.


         SECTION III. RESTRICTIONS ON DISPOSITION

         A. Lock-Up.  Except as expressly permitted under the Loan Agreement and
Section III.B below, Shareholders hereby agree that they will not, without the prior written consent of Company (which consent may be withheld in Company's sole discretion), directly or indirectly, Dispose of the Common Shares or publicly announce the undersigned's intention to do any of the foregoing, for a period commencing on the date hereof and continuing (i) with respect to 100% of the Common Shares through the close of trading on the one (1) year anniversary of the date of the sale of the Common Shares under the Securities Purchase Agreement, and (ii) with respect to 50% of the Common Shares through the close of trading on the two (2) year anniversary of the date of the sale of the Common Shares under the Securities Purchase Agreement.

         B. Release of Lock-Up and Voting Proxy. The restrictions on voting and sale provided in Section II and Section III shall not apply following any bona fide transfer of any shares of the Pledged Shares or the Unpledged Shares (including transfers following the exercise of any rights of any pledgee of any such shares).

         SECTION IV. MISCELLANEOUS

         A. General Disposition Restriction. Subject to the rights of Shareholders set forth in Section 2.11(c) of the Loan Agreement, Shareholders covenant and agree that they will not Dispose or cause the Disposition of any of the Common Shares or any interest therein except in accordance with the terms of this Agreement. Any attempted disposition not in accordance with the terms of this Agreement shall be null and void and of no force or effect. Shareholders also agree and hereby consent to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of shares of Common Shares or securities convertible into or exchangeable or exercisable for Common Shares held by Shareholders except in compliance with this Agreement.

         B. Legend on Certificates. Shareholder agrees that a legend substantially to the following effect shall be imprinted on every certificate evidencing ownership of any of the Common Shares, and that Shareholders shall not Dispose or cause the Disposition of any of the Common Shares unless such legend is displayed on the certificates evidencing ownership thereof:

         "THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN A SHAREHOLDER AGREEMENT DATED AS OF ______________ AND/OR THE PROVISIONS OF A LOAN AGREEMENT DATED AS OF _________, 1997. ANY PURPORTED TRANSFER IN VIOLATION OF SUCH RESTRICTIONS SHALL BE NULL, VOID AND OF NO EFFECT WHATSOEVER."

         C. Further Assurances. From time to time after the date hereof, the parties will, at their expense, and without further consideration, execute and deliver such other documents and instruments and take such other actions as may be reasonably requested to effect the purposes and intent of this Agreement.

         D. Notices. All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:

If to Company:

         Golf Trust of America, Inc.
         14 North Adger's Wharf
         Charleston, SC 29401
         Facsimile: (803) 723-0479
         Attention:  Mr. W. Bradley Blair, II
         with a copy to:

         O'Melveny & Myers LLP
         275 Battery Street, Suite 2600
         San Francisco, CA 94111-3305
         Facsimile: (415) 984-8701
         Attention:  Peter T. Healy, Esq.

If to Shareholders:

         Golf Host Resorts, Inc.
         36750 U.S. Highway 19 North
         Palm Harbor, Florida  34684
         Facsimile: (313) 942-5579
         Attn: President


         with copies to:

         Starwood Capital Group, L.P.
         Three Pickwick Plaza, Suite 250
         Greenwich, CT  06830
         Facsimile: (203) 861-2101
         Attn: Mr. Merrick R. Kleeman

         and

         Mayer, Brown & Platt
         1675 Broadway, Suite 1900
         New York, NY 10019
         Facsimile: (212) 262-1910
         Attn: James B. Carlson, Esq.

Any party hereto may change the address for receipt of communications by giving written notice to the others.

         E. Rules of Construction. The following rules shall apply to the construction and interpretation of this Agreement:

                  1. Singular words shall connote the plural number as well as the singular and vice versa, and the masculine shall include the feminine and the neuter.

                  2. All references herein to particular articles, sections, subsections, clauses or exhibits are references to articles, sections, subsections, clauses or exhibits of this Agreement.

                  3. The descriptive headings contained herein are solely for convenience of reference and shall not constitute a part of this Agreement nor shall they affect its meaning, construction or effect.

                  4. Each party hereto and its counsel have reviewed and revised (or requested revisions of) this Agreement and have participated in the preparation of this Agreement, and therefore any usual rules of construction requiring that ambiguities are to be resolved against a particular party shall not be applicable in the construction and interpretation of this Agreement or any exhibits hereto.

         F. Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such provision shall be severed and enforced to the extent possible or modified in such a way as to make it enforceable, and the invalidity, illegality or unenforceability thereof shall not affect the validity, legality or enforceability of the remaining provisions of this Agreement.

         G. Entire Agreement; Modification or Amendment. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless in writing by the party whom the condition is meant to benefit.

         H. Governing Law. This Agreement shall be governed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state.

         I. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, and permitted assigns.

         J. Counterparts. This Agreement may be executed in one ore more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

         K. Equitable Relief. The parties hereto acknowledge and agree that in the event of any breach of Section II by either of them, the other would be irreparably harmed and could not be made whole by monetary damages. Accordingly, the parties hereto agree (1) to waive the defense in any action for specific performance that a remedy at law would be adequate, and (2) that the parties hereto, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of Section II in any action to enforce it.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.



                                   GOLF TRUST OF AMERICA, INC.,
                                   as Company


                                   By: ________________________________
                                   Its: _______________________________



                                   GOLF HOST RESORTS, INC.,
                                   as Shareholder


                                   By: _________________________________
                                   Its: ________________________________



                                   GOLF HOSTS, INC.,
                                   as Shareholder


                                   By: _________________________________
                                   Its: ________________________________

                                    EXHIBIT A


         The undersigned, as record owner of the securities of Golf Trust of America, Inc., a Maryland corporation (the "Company"), which are described below, hereby revokes any previous proxies and appoints the Board of Directors of the Company (the "Board") as the proxy of the undersigned to attend any and all meetings of the shareholders of the corporation and to represent, vote, execute consents and waivers and otherwise to act for the undersigned in the same manner and with the same effect as if the undersigned were personally present at any such meeting and voting the shares or personally acting on any matters submitted to shareholders for approval or consent.

         The undersigned authorizes such proxy to substitute any other person to act hereunder, to revoke any such substitution, and to file this proxy and any substitution or revocation with the Secretary of the Company.

         This proxy is granted pursuant to that certain Shareholder Agreement, dated as of _____________ by and between Company and the undersigned in order to induce Company to sell shares of its common stock to the undersigned pursuant to that certain Securities Purchase Agreement, of even date therewith. The undersigned hereby acknowledges that the Board has a continuing interest in the shares to be voted under the proxy and in the Company generally and in its assets and liabilities.

         This proxy shall be irrevocable and shall remain in force and effect until the one (1) year anniversary of the sale of shares which are the subject hereof by the Company to the undersigned, at which time it shall terminate.

                   DATED: ____________________________, 19___.


                           Number
Certificate No.            of Shares            Class     Shareholder
---------------            ---------            -----     -----------

                           53,108



                           GOLF HOSTS, INC.


                           By: ______________________________
                           Name: ____________________________
                           Its: _____________________________

                                    EXHIBIT B


         The undersigned, as record owner of the securities of Golf Trust of America, Inc., a Maryland corporation (the "Company"), which are described below, hereby revokes any previous proxies and appoints the Board of Directors of the Company (the "Board") as the proxy of the undersigned to attend any and all meetings of the shareholders of the corporation and to represent, vote, execute consents and waivers and otherwise to act for the undersigned in the same manner and with the same effect as if the undersigned were personally present at any such meeting and voting the shares or personally acting on any matters submitted to shareholders for approval or consent.

         The undersigned authorizes such proxy to substitute any other person to act hereunder, to revoke any such substitution, and to file this proxy and any substitution or revocation with the Secretary of the Company.

         This proxy is granted pursuant to that certain Shareholder Agreement, dated as of _____________ by and between Company and the undersigned in order to induce Company to sell shares of its common stock to the undersigned pursuant to that certain Securities Purchase Agreement, of even date therewith. The undersigned hereby acknowledges that the Board has a continuing interest in the shares to be voted under the proxy and in the Company generally and in its assets and liabilities.

         This proxy shall be irrevocable and shall remain in force and effect until the two (2) year anniversary of the sale of shares which are the subject hereof by the Company to the undersigned, at which time it shall terminate, unless it shall have sooner terminated in whole or in part in accordance with the terms and provisions of the Shareholder Agreement.

                   DATED: ____________________________, 19___.

                            Number
Certificate No.             of Shares                 Class        Shareholder
---------------             ---------                 -----        -----------

                            53,109

                            GOLF HOSTS, INC.


                            By: ______________________________
                            Name: ____________________________
                            Its: _____________________________

                                    EXHIBIT C


         The undersigned, as record owner of the securities of Golf Trust of America, Inc., a Maryland corporation (the "Company"), which are described below, hereby revokes any previous proxies and appoints the Board of Directors of the Company (the "Board") as the proxy of the undersigned to attend any and all meetings of the shareholders of the corporation and to represent, vote, execute consents and waivers and otherwise to act for the undersigned in the same manner and with the same effect as if the undersigned were personally present at any such meeting and voting the shares or personally acting on any matters submitted to shareholders for approval or consent.

         The undersigned authorizes such proxy to substitute any other person to act hereunder, to revoke any such substitution, and to file this proxy and any substitution or revocation with the Secretary of the Company.

         This proxy is granted pursuant to that certain Shareholder Agreement, dated as of _____________ by and between Company and the undersigned in order to induce Company to sell shares of its common stock to the undersigned pursuant to that certain Securities Purchase Agreement, of even date therewith. The undersigned hereby acknowledges that the Board has a continuing interest in the shares to be voted under the proxy and in the Company generally and in its assets and liabilities.

         This proxy shall be irrevocable and shall remain in force and effect until the three (3) year anniversary of the sale of shares which are the subject hereof by the Company to the undersigned, at which time it shall terminate, unless it shall have sooner terminated in whole or in part in accordance with the terms and provisions of the Shareholder Agreement.

                   DATED: ____________________________, 19___.


                            Number
Certificate No.             of Shares                 Class        Shareholder
---------------             ---------                 -----        -----------

                            53,109

                            GOLF HOSTS, INC.


                            By: ______________________________
                            Name: ____________________________
                            Its: _____________________________

                                PROXY (ONE YEAR)

         The undersigned, as record owner of the securities of Golf Trust of America, Inc., a Maryland corporation (the "Company"), which are described below, hereby revokes any previous proxies and appoints the Board of Directors of the Company (the "Board") as the proxy of the undersigned to attend any and all meetings of the shareholders of the corporation and to represent, vote, execute consents and waivers and otherwise to act for the undersigned in the same manner and with the same effect as if the undersigned were personally present at any such meeting and voting the shares or personally acting on any matters submitted to shareholders for approval or consent.

         The undersigned authorizes such proxy to substitute any other person to act hereunder, to revoke any such substitution, and to file this proxy and any substitution or revocation with the Secretary of the Company.

         This proxy is granted pursuant to that certain Shareholder Agreement, dated as of June 20, 1997 by and between Company and the undersigned in order to induce Company to sell shares of its common stock to the undersigned pursuant to that certain Securities Purchase Agreement, of even date therewith. The undersigned hereby acknowledges that the Board has a continuing interest in the shares to be voted under the proxy and in the Company generally and in its assets and liabilities.

         This proxy shall be irrevocable and shall remain in force and effect until the one (1) year anniversary of the sale of shares which are the subject hereof by the Company to the undersigned, at which time it shall terminate.

                   DATED: ____________________________, 19___.


No. of Shares:    53,108



                                GOLF HOSTS, INC.


                                By: ______________________________
                                Name: ____________________________
                                Its: _____________________________

                                PROXY (TWO YEAR)


         The undersigned, as record owner of the securities of Golf Trust of America, Inc., a Maryland corporation (the "Company"), which are described below, hereby revokes any previous proxies and appoints the Board of Directors of the Company (the "Board") as the proxy of the undersigned to attend any and all meetings of the shareholders of the corporation and to represent, vote, execute consents and waivers and otherwise to act for the undersigned in the same manner and with the same effect as if the undersigned were personally present at any such meeting and voting the shares or personally acting on any matters submitted to shareholders for approval or consent.

         The undersigned authorizes such proxy to substitute any other person to act hereunder, to revoke any such substitution, and to file this proxy and any substitution or revocation with the Secretary of the Company.

         This proxy is granted pursuant to that certain Shareholder Agreement, dated as of June 20, 1997 by and between Company and the undersigned in order to induce Company to sell shares of its common stock to the undersigned pursuant to that certain Securities Purchase Agreement, of even date therewith. The undersigned hereby acknowledges that the Board has a continuing interest in the shares to be voted under the proxy and in the Company generally and in its assets and liabilities.

         This proxy shall be irrevocable and shall remain in force and effect until the two (2) year anniversary of the sale of shares which are the subject hereof by the Company to the undersigned, at which time it shall terminate, unless it shall have sooner terminated in whole or in part in accordance with the terms and provisions of the Shareholder Agreement.

                  DATED:  ____________________________, 19___.


No. of Shares: 53,109

                          GOLF HOSTS, INC.


                          By: ______________________________
                          Name: ____________________________
                          Its: _____________________________

                               PROXY (THREE YEAR)


         The undersigned, as record owner of the securities of Golf Trust of America, Inc., a Maryland corporation (the "Company"), which are described below, hereby revokes any previous proxies and appoints the Board of Directors of the Company (the "Board") as the proxy of the undersigned to attend any and all meetings of the shareholders of the corporation and to represent, vote, execute consents and waivers and otherwise to act for the undersigned in the same manner and with the same effect as if the undersigned were personally present at any such meeting and voting the shares or personally acting on any matters submitted to shareholders for approval or consent.

         The undersigned authorizes such proxy to substitute any other person to act hereunder, to revoke any such substitution, and to file this proxy and any substitution or revocation with the Secretary of the Company.

         This proxy is granted pursuant to that certain Shareholder Agreement, dated as of June 20, 1997 by and between Company and the undersigned in order to induce Company to sell shares of its common stock to the undersigned pursuant to that certain Securities Purchase Agreement, of even date therewith. The undersigned hereby acknowledges that the Board has a continuing interest in the shares to be voted under the proxy and in the Company generally and in its assets and liabilities.

         This proxy shall be irrevocable and shall remain in force and effect until the three (3) year anniversary of the sale of shares which are the subject hereof by the Company to the undersigned, at which time it shall terminate, unless it shall have sooner terminated in whole or in part in accordance with the terms and provisions of the Shareholder Agreement.

                   DATED: ____________________________, 19___.


No. of Shares: 53,109

                          GOLF HOSTS, INC.


                          By: ______________________________
                          Name: ____________________________
                          Its: _____________________________

                                    EXHIBIT G

                         STOCK OPTIONS PLEDGE AGREEMENT


         THIS STOCK OPTIONS PLEDGE AGREEMENT (this "Agreement") is entered into as of this 3rd day of October, 1997, by and between (i) GOLF TRUST OF AMERICA, L.P., a Delaware limited partnership ("Secured Party"), and (ii) GOLF HOSTS, INC., a Florida corporation ("Pledgor").

                                    RECITALS:

         This Agreement is entered into based on the following understandings:

         A. Secured Party and Lost Oaks, L.P. have entered into a lease dated as of October 3, 1997, relating to the Tarpon Woods Golf and Country Club (the "Lease").

         B. Pledgor has an option to acquire Landlord's Shares (as defined below) pursuant to a Securities Purchase Agreement with Secured Party (the "Option Agreement").

         C. As a condition to Secured Party entering into the Lease, Secured Party has required that Pledgor pledge the Landlord's Shares (as hereinafter defined) as security for the Obligations (as hereinafter defined).


         1. DEFINITIONS

         a. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Lease.

         b. The following terms shall have the indicated meanings:

                  "Agreement" has the meaning set forth in the introductory Paragraph of this Agreement.

                  "Common Stock" means shares of common stock, par value $0.01, of Golf Trust of America, Inc., a Maryland corporation.

                  "Event of Default" has the meaning set forth in Section 13(a) of this Agreement.

                  "Landlord's Shares" means, collectively, the option held by Pledgor to purchase 150,000 shares of Common Stock that Pledgor may acquire upon the exercise of the Option Agreement, as such number of Common Stock and partnership units may be increased or decreased pursuant to the terms hereof. Upon the purchase by Pledgor of any of the shares of Common Stock, under said option, only the Profit Portion of such stock shall be included in Landlord's Shares.

                  "Obligations" has the meaning set forth in Section 2(a) of this Agreement.

                  "Pledged  Landlord's  Shares"  has the  meaning  set  forth in
         Section 2(a) of this Agreement.

                  "Pledgor" has the meaning set forth in the introductory Paragraph of this Agreement.

                  "Profit Portion" means, with respect to shares acquired by Pledgor under its stock option agreement, that portion of such shares acquired calculated by multiplying the total number of shares acquired by a fraction, the numerator of which is the excess, if any, of the market value of the stock on the acquisition date (the "Market Price") over $26.00, and the denominator of which is the Market Price.

                  "Secured Party" has the meaning set forth in the introductory Paragraph of this Agreement.

                  "Security Fund" has the meaning set forth in Section 2(a) of this Agreement.

         NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Secured Party and Pledgor hereby agree as follows:

         2. GRANT OF SECURITY INTEREST.

         a. As security for the payment and performance of all obligations and liabilities (including, without limitation, indemnities, fees and interest thereon) of Pledgor, or any of Pledgor's direct or indirect subsidiaries or Affiliates arising under the Lease, or in connection with any agreement, instrument or extension contemplated by the Lease (collectively, the "Obligations"), Pledgor hereby pledges, hypothecates and grants to Secured Party a first and prior security interest in the Landlord's Shares owned by Pledgor (the "Pledged Landlord's Shares"), together with, after an occurrence and during the continuance of an Event of Default hereunder, any and all proceeds thereof, including without limitation, any and all dividends, income, interest and distributions earned from or attributable to the investment or deposit of the Pledged Landlord's Shares (the Pledged Landlord's Shares, together with all of the foregoing being collectively referred to herein as the "Security Fund"). Pledgor shall have the right to pledge, as substitute collateral, cash or other security in an amount equal to the fair market value of the substituted shares. Prior to an Event of Default (defined below) all dividends, income, interest and/or distributions earned from or attributable to the investment or deposit of the Security Fund shall be payable to Pledgor; following an Event of Default under the Lease such amounts shall be added to and become a part of the Security Fund and shall only be disbursed in accordance with the terms of this Agreement. The word "Obligations" is used herein in its most comprehensive sense and includes without limitation any and all debts, obligations and liabilities of Pledgor, Pledgor or any of Pledgor's direct or indirect subsidiaries arising under the Lease or this Agreement, now or hereafter made, incurred or created, whether voluntary or involuntary and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, and whether Pledgor, Pledgor or any of Pledgor's direct or indirect subsidiaries may be liable individually or jointly, or whether recovery upon such Obligations may be or hereafter become unenforceable.

         b. Pledgor shall execute and deliver to Secured Party such financing and continuation statements covering the Security Fund and take such other actions as Secured Party may from time to time require to perfect and continue the perfection of Secured Party's security interest in the Security Fund.

         3. CONTINUING AGREEMENT; REVOCATION; OBLIGATION UNDER OTHER AGREEMENTS. This is a continuing agreement and all rights, powers and remedies hereunder shall apply to all past, present and future obligations of Pledgor to Secured Party under the Lease. This Agreement shall not terminate except in accordance with its terms or Secured Party's written release of Pledgor from its Obligations under this Agreement.

         4. SEPARATE ACTIONS; WAIVER OF STATUTE OF LIMITATIONS; REINSTATEMENT OF LIABILITY. This Agreement is in full force and effect and is binding on Pledgor as of the date written below, regardless of whether Secured Party obtains additional collateral or any guaranties from others or takes any other action contemplated by Pledgor. Pledgor waives the benefit of any statute of limitations affecting Pledgor's liability hereunder or the enforcement thereof, and Pledgor agrees that any payment of any Obligations or other act which shall toll any statute of limitations applicable thereto shall similarly operate to toll such statute of limitations applicable to Pledgor's liability under this Agreement.

         5. REPRESENTATIONS AND WARRANTIES.

         a. Pledgor represents and warrants to Secured Party that: (i) Pledgor is the owner, directly or indirectly, and has possession or control of the Pledged Landlord's Shares; (ii) Pledgor has the right to pledge the Pledged Landlord's Shares; (iii) the Pledged Landlord's Shares are genuine, free from liens, adverse claims, setoffs, default, prepayment, defenses and conditions precedent of any kind or character, except as previously disclosed to Secured Party in writing by Pledgor; (iv) specifically with respect to Pledged Landlord's Shares consisting of investment securities, instruments, chattel paper, documents, contracts, insurance policies or any like property, all persons appearing to be obligated thereon have authority and capacity to contract and are bound as they appear to be, and the same comply with applicable laws concerning form, content and manner of preparation and execution; (v) all statements contained herein and, where applicable, in the Pledged Landlord's Shares are true and complete; (vi) no financing statement covering any of the Pledged Landlord's Shares and naming any secured party other than Secured Party, is on file in any public office; and (vii) the pledge, assignment and delivery of the Pledged Landlord's Shares pursuant to this Agreement creates a valid lien and a security interest in the Pledged Landlord's Shares.

         6. COVENANTS OF PLEDGOR.

         a. Pledgor Agrees in General: (i) to indemnify Secured Party against all losses, claims, demands, liabilities and expenses of every kind caused by property subject hereto, excepting losses relating to the decrease in the market value of the Pledged Landlord's Shares; (ii) to pay all costs and expenses, including reasonable attorneys' fees, incurred by Secured Party any time after the occurrence of an Event of Default in the realization, enforcement and exercise of its rights, powers and remedies hereunder; (iii) to permit Secured Party to exercise its powers; (iv) to execute and deliver such documents as Secured Party deems necessary to create, perfect and continue the security interests contemplated hereby; and (v) not to change its chief place of business or the place where Pledgor keeps any records concerning the Pledged Landlord's Shares without first giving Secured Party written notice of the address to which Pledgor is moving same.

         b. Pledgor Agrees with Regard to the Security Fund: (i) not to permit any lien on the Security Fund except in favor of Secured Party; (ii) not to withdraw any funds from any deposit account pledged to Secured Party hereunder without Secured Party's prior written consent; (iii) not to sell, hypothecate or otherwise dispose of any of the Pledged Landlord's Shares or any interest therein, without the prior written consent of Secured Party; (iv) to keep, in accordance with generally accepted accounting principles, complete and accurate records regarding all Pledged Landlord's Shares and to permit Secured Party to inspect the same at any reasonable time; (v) if requested by Secured Party following an Event of Default to receive and use reasonable diligence to collect proceeds from the Pledged Landlord's Shares, in trust and as part of the Security Fund to be held in accordance with Section 2(a) above; (vi) not to commingle Pledged Landlord's Shares with other property; (vii) to provide any service and do any other acts or things necessary to keep the Pledged Landlord's Shares free and clear of all defenses, rights of offset and counterclaims; and (viii) if the Pledged Landlord's Shares consists of securities and so long as no Event of Default exists, to vote said securities and to give consents, waivers and ratifications with respect thereto, provided that no vote shall be cast or consent, waiver or ratification given or action taken which would impair Secured Party's interest in the Security Fund or be inconsistent with or violate any provisions of this Agreement.

         7. POWERS OF SECURED PARTY. Pledgor appoints Secured Party its true attorney in fact to perform any of the following powers, which are coupled with an interest and are irrevocable until this Agreement has been terminated pursuant to its terms and may be exercised from time to time by Secured Party's officers and employees: (a) to perform any obligation of Pledgor hereunder in Pledgor's name or otherwise; (b) to notify any person obligated on any security, instrument or other document subject to this Agreement of Secured Party's rights hereunder; (c) to collect by legal proceedings or otherwise all dividends, interest, principal or other sums now or hereafter payable upon or on account of the Security Fund; (d) to enter into any extension, reorganization, deposit, merger or consolidation agreement, or any other agreement relating to or affecting the Security Fund and in connection therewith to deposit or surrender control of the Security Fund to accept other property in exchange for the Security Fund, and to do and perform such acts and things as Secured Party may deem proper, with any money or property received in exchange for the Security Fund at Secured Party's option, to be applied to the Obligations or held by Secured Party under this Agreement; (e) to make any compromise or settlement Secured Party deems desirable or proper in respect of the Security Fund; (f) to insure, process and preserve the Security Fund; (g) to exercise all rights, powers and remedies which Pledgor would have, but for this Agreement, under all the Pledged Landlord's Shares subject to this Agreement; (h) to do all acts and things and execute all documents in the name of Pledgor or otherwise that are deemed by Secured Party as necessary, proper or convenient in connection with the preservation, perfection or enforcement of its rights hereunder; and (i) to execute and file in Pledgor's name any financing statements and amendments thereto required to perfect Secured Party's security interest hereunder; provided, however, that until the occurrence and only during the continuation of an Event of Default shall Secured Party have the right to exercise the power of attorney for the purposes described in paragraphs (a), (c), (d), (e), (f), (g), or (h). If an Event of Default has occurred and is continuing, any or all of the Security Fund consisting of securities may be registered, without notice, in the name of Secured Party or its nominee, and thereafter Secured Party or its nominee may exercise, without notice, all voting and partnership rights at any meeting of the partners of the issuer thereof, any and all rights of conversion, exchange or subscription, or any other rights, privileges or options pertaining to any Pledged Landlord's Shares all as if it were the absolute owner thereof. The foregoing shall include, without limitation, the right of Secured Party or its nominee to exchange, at its discretion, any and all Pledged Landlord's Shares upon the merger, consolidation, reorganization, recapitalization or other readjustment of the issuer thereof, or upon the exercise by the issuer thereof or Secured Party of any right, privilege or option pertaining to any Pledged Landlord's Shares and in connection therewith, the right to deposit and deliver any and all of the Pledged Landlord's Shares with any committee, depository, transfer agent, registrar or other designated agent upon such terms and conditions as Secured Party may determine. All of the foregoing rights, privileges or options may be exercised without liability except to account for property actually received by Secured Party. Secured Party shall have no duty to exercise any of the foregoing, or any other rights, privileges or options with respect to the Pledged Landlord's Shares and shall not be responsible for any failure to do so or delay in so doing.

         8. CASH COLLATERAL ACCOUNT.

         Any money received by Secured Party in respect of the Security Fund will be retained by Secured Party in an interest-bearing cash collateral account and the same shall, for all purposes, be deemed part of the Security Fund hereunder.

         9. SECURED PARTY'S CARE AND DELIVERY OF PLEDGED LANDLORD'S SHARES; ADDITIONAL PLEDGE AND RELEASE.

         Secured Party's obligation with respect to the Security Fund in its possession shall be strictly limited to the duty to exercise reasonable care in the custody and preservation of the Security Fund. Such duty shall not include any obligation to ascertain or to initiate any action with respect to maturity dates, conversion, call or exchange rights, or offers to purchase the Pledged Landlord's Shares or any similar matters; provided, however, that Secured Party shall be obligated to inform Pledgor, in writing, of maturity dates, conversion, call or exchange rights, or offers to purchase the Pledged Landlord's Shares or any similar matters of which it has knowledge. Secured Party shall have no duty to take any steps necessary to preserve the rights of Pledgor against prior parties, or to initiate any action to protect against the possibility of a decline in the market value of the Pledged Landlord's Shares. Secured Party shall not be obligated to take any actions with respect to the Pledged Landlord's Shares requested by Pledgor unless such request is made in writing and Secured Party determines, in its reasonable discretion, that the requested action would not unreasonably jeopardize the value of the Pledged Landlord's Shares as security for the Obligations. Secured Party may at any time deliver the Security Fund, or any part thereof, to Pledgor, and the receipt thereof by Pledgor shall be a complete and full acquittance for the Security Fund so delivered, and Secured Party shall thereafter be discharged from any liability or responsibility therefor.

         10. PLEDGOR'S WAIVERS.

         Pledgor waives any right to require Secured Party to (i) give notice of the terms, time and place of any public or private sale of personal property security held from Pledgor or any other person or otherwise comply with any other provisions of Section 9-504 Uniform Commercial Code; (ii) pursue any other remedy in Secured Party's power, including the disposition of any other Collateral; or (iii) make any presentments or demands for performance, or give any notices of nonperformance, protests, notices of protest or notices of dishonor in connection with any obligations or evidences of indebtedness held by Secured Party as security or which constitute in whole or in part the Obligations secured hereunder, or in connection with the creation of new or additional Obligations.

         11. AUTHORIZATIONS TO SECURED PARTY. Pledgor authorizes Secured Party either before or after revocation hereof, without notice or demand and without affecting Pledgor's liability hereunder, from time to time to: (a) take and hold security, other than the Pledged Landlord's Shares, for the payment of the Obligations or any part thereof and exchange, enforce, waive and release the Pledged Landlord's Shares, or any part thereof, or any such other security; (b) after an Event of Default, apply the Pledged Landlord's Shares or any other security and direct the order or manner of sale thereof, including without limitation, a non-judicial sale permitted by the terms of this Agreement, as Secured Party in its discretion may determine; (c) release or substitute any one or more of the endorsers or guarantors of the Obligations, or any part thereof, or any other parties thereto; and (d) apply payments received by Secured Party from Pledgor to any Obligations of Pledgor to Secured Party, in such order as Secured Party shall determine in its sole discretion, whether or not any such Obligations is covered by this Agreement, and Pledgor hereby waives any provision of law regarding application of payments which specifies otherwise.

         12. PAYMENT OF TAXES, CHARGES, LIENS AND ASSESSMENTS.

         Pledgor agrees to pay, prior to delinquency, all taxes, charges, liens and assessments against the Security Fund, and upon the failure of Pledgor to do so, Secured Party at its option may pay any of them and shall be the sole judge of the legality or validity thereof and the amount necessary to discharge the same. Any such payments made by Secured Party shall be obligations of Pledgor to Secured Party, due and payable immediately upon demand, together with interest at a rate determined in accordance with the provisions of Section 16 of this Agreement, and shall be secured by the Security Fund, subject to all terms and conditions of this Agreement.

         13. EVENTS OF DEFAULT.

         The occurrence of any of the following shall constitute an "Event of Default" under this Agreement: (a) any Event of Default under the Lease; or (b) any representation or warranty made by Pledgor herein shall prove to be incorrect in any material respect when made; or (c) Pledgor shall fail to observe or perform any obligation or agreement contained herein after Secured Party has provided written notice describing such failure and Pledgor has failed within thirty (30) days of receipt of such notice to cure such failure, provided if such cure cannot be completed within such thirty (30) day period, then such cure period shall be extended for so long as Pledgor is diligently prosecuting such cure to completion up to a maximum of ninety (90) days.

         14. REMEDIES.

         Upon the occurrence of any Event of Default, Secured Party shall have and may exercise without demand any and all rights, powers, privileges and remedies granted to a secured party upon default under the Uniform Commercial Code or otherwise provided to Secured Party by law. All rights, powers, privileges and remedies of Secured Party shall be cumulative. Secured Party may exercise its right of setoff with respect to the Obligations in the same manner as if the Obligations were unsecured. No delay, failure or discontinuance of Secured Party in exercising any right, power, privilege or remedy hereunder shall affect or operate as a waiver of such right, power, privilege or remedy; nor shall any single or partial exercise of any such right, power, privilege or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power, privilege or remedy. Any waiver, permit, consent or approval of any kind by Secured Party of any default hereunder, or any such waiver of any provisions or conditions hereof, must be in writing and shall be effective only to the extent set forth in writing. While an Event of Default exists: (a) Secured Party may, at any time and at Secured Party's sole option, liquidate any time deposits pledged to Secured Party hereunder, whether or not said time deposits have matured and notwithstanding the fact that such liquidation may give rise to penalties for early withdrawal of funds; (b) Secured Party may appropriate the Security Fund and apply all proceeds toward repayment of the Obligations in such order as Secured Party may from time to time elect or, at Secured Party's sole option, place any proceeds in a cash collateral account; and (c) at Secured Party's request, Pledgor will assemble and deliver all Pledged Landlord's Shares not already in the possession of Secured Party, and books and records pertaining thereto, to Secured Party at a reasonably convenient place designated by Secured Party. It is agreed that public or private sales, for cash or on credit, to a wholesaler or retailer or investor, or user of property of the types subject to this Agreement, or public auction, are all commercially reasonable since differences in the sales prices generally realized in the different kinds of sales are ordinarily offset by the differences in the costs and credit risks of such sales. For any part of the Security Fund consisting of securities, Secured Party shall be under no obligation to delay a sale of any portion thereof for the period of time necessary to permit the issuer thereof to register such securities for public sale under any applicable state or federal law, even if the issuer thereof would agree to do so.

         15. DISPOSITION OF PLEDGED LANDLORD'S SHARES.

         Secured Party shall not transfer all or any part of the Pledged Landlord's Shares or Security Fund except in connection with the exercise of remedies as provided in Section 14 above. Any proceeds of any disposition of any of the Pledged Landlord's Shares or any part thereof, shall be applied by Secured Party to the payment of expenses incurred by Secured Party in connection with the foregoing, including reasonable attorneys' fees, and the balance of such proceeds shall be applied by Secured Party toward the payment of the Obligations in such order of application as Secured Party may from time to time elect.

         16. COSTS, EXPENSES AND ATTORNEYS' FEES.

         Pledgor shall pay to Secured Party immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees incurred by Secured Party after the occurrence and during the continuance of any Event of Default in exercising any right, power, privilege or remedy conferred by this Agreement or in the enforcement thereof, including any of the foregoing incurred in connection with any bankruptcy proceeding relating to Pledgor or the valuation of the Pledged Landlord's Shares including without limitation, the seeking of relief from or modification of the automatic stay or the negotiation and drafting of a cash collateral order. All of the foregoing shall be paid to Secured Party by Pledgor with interest at a rate per annum equal to the lesser of ten percent (10%) or the maximum rate permitted by law.

         17. GOVERNING LAW; SUCCESSORS, ASSIGNS.

         This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflicts of laws (other than Section 5-1401 of the New York General Obligations Law) and shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties.

         18. SEVERABILITY OF PROVISIONS.

         If any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or any remaining provisions of this Agreement.

         IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

                                   PLEDGOR

                                   GOLF HOSTS, INC., a Florida
                                   corporation


                                   By:
                                      Name:
                                      Its:





                                  SECURED PARTY

                                  GOLF TRUST OF AMERICA, L.P.,
                                  a Delaware limited partnership

                                  By:  GTA GP, Inc., a Maryland
                                       corporation
                                  Its: General Partner



                                  By:
                                      Name:
                                      Its:


                                  By:
                                      Name:
                                      Its:


Agreed and Acknowledged:

GOLF HOSTS, INC.,
a Florida corporation

By:
   Name:
   Its:

                                    EXHIBIT I

                           ADDITIONAL PLEDGE AGREEMENT


         THIS ADDITIONAL PLEDGE AGREEMENT (this "Agreement") is entered into as of this 3rd day of October, 1997, by and between (i) GOLF TRUST OF AMERICA, L.P., a Delaware limited partnership ("Secured Party"), and (ii) GOLF HOSTS, INC. ("Pledgor").

                                    RECITALS:

         This Agreement is entered into based on the following understandings:

         A. Pursuant to that certain Lease (the "Lease") dated as of October 3, 1997, by and between Secured Party and Lost Oaks, L.P., a Delaware limited partnership ("Lessee"), Secured Party has agreed to lease certain property to Lessee.

         B. As a condition to Secured Party entering into the Lease, Secured Party has required that Pledgor pledge the Landlord's Shares (as hereinafter defined) as security for the Obligations (as hereinafter defined).


         1. DEFINITIONS

         (a) Capitalized terms not otherwise defined herein shall have the meaning given to them in the Lease.

         (b) The following terms shall have the indicated meanings:

                  "Agreement" has the meaning set forth in the introductory Paragraph of this Agreement.

                  "Common Stock" means shares of common stock, par value $0.01, of Golf Trust of America, Inc., a Maryland corporation.

                  "Event of Default" has the meaning set forth in Section 13(a) of this Agreement.

                  "Landlord's Shares" means, 70,980 shares of Common Stock.

                  "Obligations" has the meaning set forth in Section 2(a) of this Agreement.

                  "Pledged  Landlord's  Shares"  has the  meaning  set  forth in
         Section 2(a) of this Agreement.

                  "Pledgor" has the meaning set forth in the introductory Paragraph of this Agreement.

                  "Secured Party" has the meaning set forth in the introductory Paragraph of this Agreement.

                  "Security Fund" has the meaning set forth in Section 2(a) of this Agreement.

         NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Secured Party and Pledgor hereby agree as follows:

         2. GRANT OF SECURITY INTEREST.

         (a) As security for the payment and performance of all obligations and liabilities (including, without limitation, indemnities, fees and interest thereon) of Pledgor, or any of Pledgor's direct or indirect subsidiaries or Affiliates arising under the Lease or in connection with any agreement, instrument or extension contemplated by the Lease (collectively, the "Obligations"), Pledgor hereby pledges, hypothecates and grants to Secured Party a first and prior security interest in the Landlord's Shares owned by Pledgor (the "Pledged Landlord's Shares"), together with, after an occurrence and during the continuance of an Event of Default hereunder, any and all proceeds thereof, including without limitation, any and all dividends, income, interest and distributions earned from or attributable to the investment or deposit of the Pledged Landlord's Shares (the Pledged Landlord's Shares, together with all of the foregoing being collectively referred to herein as the "Security Fund"). Pledgor shall have the right to pledge, as substitute collateral, cash or other security in an amount equal to the fair market value of the substituted shares. Prior to an Event of Default (defined below) all dividends, income, interest and/or distributions earned from or attributable to the investment or deposit of the Security Fund shall be payable to Pledgor; following an Event of Default under the Loan Agreement such amounts shall be added to and become a part of the Security Fund and shall only be disbursed in accordance with the terms of this Agreement. The word "Obligations" is used herein in its most comprehensive sense and includes without limitation any and all debts, obligations and liabilities of Pledgor, Pledgor or any of Pledgor's direct or indirect subsidiaries arising under the Loan Agreement or this Agreement, now or hereafter made, incurred or created, whether voluntary or involuntary and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, and whether Pledgor, Pledgor or any of Pledgor's direct or indirect subsidiaries may be liable individually or jointly, or whether recovery upon such Obligations may be or hereafter become unenforceable.

         (b) Pledgor shall execute and deliver to Secured Party such financing and continuation statements covering the Security Fund and take such other actions as Secured Party may from time to time require to perfect and continue the perfection of Secured Party's security interest in the Security Fund.

         3. CONTINUING AGREEMENT; REVOCATION; OBLIGATION UNDER OTHER AGREEMENTS. This is a continuing agreement and all rights, powers and remedies hereunder shall apply to all past, present and future obligations of Pledgor to Secured Party under the Loan Agreement. This Agreement shall not terminate except in accordance with its terms or Secured Party's written release of Pledgor from its Obligations under this Agreement.

         4. SEPARATE ACTIONS; WAIVER OF STATUTE OF LIMITATIONS; REINSTATEMENT OF LIABILITY. This Agreement is in full force and effect and is binding on Pledgor as of the date written below, regardless of whether Secured Party obtains additional collateral or any guaranties from others or takes any other action contemplated by Pledgor. Pledgor waives the benefit of any statute of limitations affecting Pledgor's liability hereunder or the enforcement thereof, and Pledgor agrees that any payment of any Obligations or other act which shall toll any statute of limitations applicable thereto shall similarly operate to toll such statute of limitations applicable to Pledgor's liability under this Agreement.

         5. REPRESENTATIONS AND WARRANTIES.

         (a) Pledgor represents and warrants to Secured Party that: (i) Pledgor is the owner, directly or indirectly, and has possession or control of the Pledged Landlord's Shares; (ii) Pledgor has the right to pledge the Pledged Landlord's Shares; (iii) the Pledged Landlord's Shares are genuine, free from liens, adverse claims, setoffs, default, prepayment, defenses and conditions precedent of any kind or character, except as previously disclosed to Secured Party in writing by Pledgor; (iv) specifically with respect to Pledged
Landlord's Shares consisting of investment securities, instruments, chattel paper, documents, contracts, insurance policies or any like property, all persons appearing to be obligated thereon have authority and capacity to contract and are bound as they appear to be, and the same comply with applicable laws concerning form, content and manner of preparation and execution; (v) all statements contained herein and, where applicable, in the Pledged Landlord's Shares are true and complete; (vi) no financing statement covering any of the Pledged Landlord's Shares and naming any secured party other than Secured Party, is on file in any public office; and (vii) the pledge, assignment and delivery of the Pledged Landlord's Shares pursuant to this Agreement creates a valid lien and a security interest in the Pledged Landlord's Shares.

         6. COVENANTS OF PLEDGOR.

         (a) Pledgor Agrees in General: (i) to indemnify Secured Party against all losses, claims, demands, liabilities and expenses of every kind caused by property subject hereto, excepting losses relating to the decrease in the market value of the Pledged Landlord's Shares; (ii) to pay all costs and expenses, including reasonable attorneys' fees, incurred by Secured Party any time after the occurrence of an Event of Default in the realization, enforcement and exercise of its rights, powers and remedies hereunder; (iii) to permit Secured Party to exercise its powers; (iv) to execute and deliver such documents as Secured Party deems necessary to create, perfect and continue the security interests contemplated hereby; and (v) not to change its chief place of business or the place where Pledgor keeps any records concerning the Pledged Landlord's Shares without first giving Secured Party written notice of the address to which Pledgor is moving same.

         (b) Pledgor Agrees with Regard to the Security Fund: (i) not to permit any lien on the Security Fund except in favor of Secured Party; (ii) not to withdraw any funds from any deposit account pledged to Secured Party hereunder without Secured Party's prior written consent; (iii) not to sell, hypothecate or otherwise dispose of any of the Pledged Landlord's Shares or any interest therein, without the prior written consent of Secured Party; (iv) to keep, in accordance with generally accepted accounting principles, complete and accurate records regarding all Pledged Landlord's Shares and to permit Secured Party to inspect the same at any reasonable time; (v) if requested by Secured Party following an Event of Default to receive and use reasonable diligence to collect proceeds from the Pledged Landlord's Shares, in trust and as part of the Security Fund to be held in accordance with Section 2(a) above; (vi) not to commingle Pledged Landlord's Shares with other property; (vii) to provide any service and do any other acts or things necessary to keep the Pledged Landlord's Shares free and clear of all defenses, rights of offset and counterclaims; and
(viii) if the Pledged Landlord's Shares consists of securities and so long as no Event of Default exists, to vote said securities and to give consents, waivers and ratifications with respect thereto, provided that no vote shall be cast or consent, waiver or ratification given or action taken which would impair Secured Party's interest in the Security Fund or be inconsistent with or violate any provisions of this Agreement.

         7. POWERS OF SECURED PARTY. Pledgor appoints Secured Party its true attorney in fact to perform any of the following powers, which are coupled with an interest and are irrevocable until this Agreement has been terminated pursuant to its terms and may be exercised from time to time by Secured Party's officers and employees: (a) to perform any obligation of Pledgor hereunder in Pledgor's name or otherwise; (b) to notify any person obligated on any security, instrument or other document subject to this Agreement of Secured Party's rights hereunder; (c) to collect by legal proceedings or otherwise all dividends, interest, principal or other sums now or hereafter payable upon or on account of the Security Fund; (d) to enter into any extension, reorganization, deposit, merger or consolidation agreement, or any other agreement relating to or affecting the Security Fund and in connection therewith to deposit or surrender control of the Security Fund to accept other property in exchange for the Security Fund, and to do and perform such acts and things as Secured Party may deem proper, with any money or property received in exchange for the Security Fund at Secured Party's option, to be applied to the Obligations or held by Secured Party under this Agreement; (e) to make any compromise or settlement Secured Party deems desirable or proper in respect of the Security Fund; (f) to insure, process and preserve the Security Fund; (g) to exercise all rights, powers and remedies which Pledgor would have, but for this Agreement, under all the Pledged Landlord's Shares subject to this Agreement; (h) to do all acts and things and execute all documents in the name of Pledgor or otherwise that are deemed by Secured Party as necessary, proper or convenient in connection with the preservation, perfection or enforcement of its rights hereunder; and (i) to execute and file in Pledgor's name any financing statements and amendments thereto required to perfect Secured Party's security interest hereunder; provided, however, that until the occurrence and only during the continuation of an Event of Default shall Secured Party have the right to exercise the power of attorney for the purposes described in paragraphs (a), (c), (d), (e), (f), (g), or (h). If an Event of Default has occurred and is continuing, any or all of the Security Fund consisting of securities may be registered, without notice, in the name of Secured Party or its nominee, and thereafter Secured Party or its nominee may exercise, without notice, all voting and partnership rights at any meeting of the partners of the issuer thereof, any and all rights of conversion, exchange or subscription, or any other rights, privileges or options pertaining to any Pledged Landlord's Shares all as if it were the absolute owner thereof. The foregoing shall include, without limitation, the right of Secured Party or its nominee to exchange, at its discretion, any and all Pledged Landlord's Shares upon the merger, consolidation, reorganization, recapitalization or other readjustment of the issuer thereof, or upon the exercise by the issuer thereof or Secured Party of any right, privilege or option pertaining to any Pledged Landlord's Shares and in connection therewith, the right to deposit and deliver any and all of the Pledged Landlord's Shares with any committee, depository, transfer agent, registrar or other designated agent upon such terms and conditions as Secured Party may determine. All of the foregoing rights, privileges or options may be exercised without liability except to account for property actually received by Secured Party. Secured Party shall have no duty to exercise any of the foregoing, or any other rights, privileges or options with respect to the Pledged Landlord's Shares and shall not be responsible for any failure to do so or delay in so doing.

         8. CASH COLLATERAL ACCOUNT. Any money received by Secured Party in respect of the Security Fund will be retained by Secured Party in an interest-bearing cash collateral account and the same shall, for all purposes, be deemed part of the Security Fund hereunder.

         9. SECURED PARTY'S CARE AND DELIVERY OF PLEDGED LANDLORD'S SHARES; ADDITIONAL PLEDGE AND RELEASE.

         (a) Secured Party's obligation with respect to the Security Fund in its possession shall be strictly limited to the duty to exercise reasonable care in the custody and preservation of the Security Fund. Such duty shall not include any obligation to ascertain or to initiate any action with respect to maturity dates, conversion, call or exchange rights, or offers to purchase the Pledged Landlord's Shares or any similar matters; provided, however, that Secured Party shall be obligated to inform Pledgor, in writing, of maturity dates, conversion, call or exchange rights, or offers to purchase the Pledged Landlord's Shares or any similar matters of which it has knowledge. Secured Party shall have no duty to take any steps necessary to preserve the rights of Pledgor against prior parties, or to initiate any action to protect against the possibility of a decline in the market value of the Pledged Landlord's Shares. Secured Party shall not be obligated to take any actions with respect to the Pledged Landlord's Shares requested by Pledgor unless such request is made in writing and Secured Party determines, in its reasonable discretion, that the requested action would not unreasonably jeopardize the value of the Pledged Landlord's Shares as security for the Obligations. Secured Party may at any time deliver the Security Fund, or any part thereof, to Pledgor, and the receipt thereof by Pledgor shall be a complete and full acquittance for the Security Fund so delivered, and Secured Party shall thereafter be discharged from any liability or responsibility therefor.

         (b) The Pledged Landlord's Shares shall be released from the lien of the Secured Party under this agreement at the times and in the manner specified in Exhibit A.

         10. PLEDGOR'S WAIVERS.

         Pledgor waives any right to require Secured Party to (i) give notice of the terms, time and place of any public or private sale of personal property security held from Pledgor or any other person or otherwise comply with any other provisions of Section 9-504 Uniform Commercial Code; (ii) pursue any other remedy in Secured Party's power, including the disposition of any other Collateral; or (iii) make any presentments or demands for performance, or give any notices of nonperformance, protests, notices of protest or notices of dishonor in connection with any obligations or evidences of indebtedness held by Secured Party as security or which constitute in whole or in part the Obligations secured hereunder, or in connection with the creation of new or additional Obligations.

         11. AUTHORIZATIONS TO SECURED PARTY. Pledgor authorizes Secured Party either before or after revocation hereof, without notice or demand and without affecting Pledgor's liability hereunder, from time to time to: (a) take and hold security, other than the Pledged Landlord's Shares, for the payment of the Obligations or any part thereof and exchange, enforce, waive and release the Pledged Landlord's Shares, or any part thereof, or any such other security; (b) after an Event of Default, apply the Pledged Landlord's Shares or any other security and direct the order or manner of sale thereof, including without limitation, a non-judicial sale permitted by the terms of this Agreement, as Secured Party in its discretion may determine; (c) release or substitute any one or more of the endorsers or guarantors of the Obligations, or any part thereof, or any other parties thereto; and (d) apply payments received by Secured Party from Pledgor to any Obligations of Pledgor to Secured Party, in such order as Secured Party shall determine in its sole discretion, whether or not any such Obligations is covered by this Agreement, and Pledgor hereby waives any provision of law regarding application of payments which specifies otherwise.

         12. PAYMENT OF TAXES, CHARGES, LIENS AND ASSESSMENTS. Pledgor agrees to pay, prior to delinquency, all taxes, charges, liens and assessments against the Security Fund, and upon the failure of Pledgor to do so, Secured Party at its option may pay any of them and shall be the sole judge of the legality or validity thereof and the amount necessary to discharge the same. Any such payments made by Secured Party shall be obligations of Pledgor to Secured Party, due and payable immediately upon demand, together with interest at a rate determined in accordance with the provisions of Section 17 of this Agreement, and shall be secured by the Security Fund, subject to all terms and conditions of this Agreement.

         13. EVENTS OF DEFAULT. The occurrence of any of the following shall constitute an "Event of Default" under this Agreement: (a) any Event of Default under the Lease; or (b) any representation or warranty made by Pledgor herein shall prove to be incorrect in any material respect when made; or (c) Pledgor shall fail to observe or perform any obligation or agreement contained herein after Secured Party has provided written notice describing such failure and Pledgor has failed within thirty (30) days of receipt of such notice to cure such failure, provided if such cure cannot be completed within such thirty (30) day period, then such cure period shall be extended for so long as Pledgor is diligently prosecuting such cure to completion up to a maximum of ninety (90) days.

         14. REMEDIES. Upon the occurrence of any Event of Default, Secured Party shall have and may exercise without demand any and all rights, powers, privileges and remedies granted to a secured party upon default under the Uniform Commercial Code or otherwise provided to Secured Party by law. All rights, powers, privileges and remedies of Secured Party shall be cumulative. Secured Party may exercise its right of setoff with respect to the Obligations in the same manner as if the Obligations were unsecured. No delay, failure or discontinuance of Secured Party in exercising any right, power, privilege or remedy hereunder shall affect or operate as a waiver of such right, power, privilege or remedy; nor shall any single or partial exercise of any such right, power, privilege or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power, privilege or remedy. Any waiver, permit, consent or approval of any kind by Secured Party of any default hereunder, or any such waiver of any provisions or conditions hereof, must be in writing and shall be effective only to the extent set forth in writing. While an Event of Default exists: (a) Secured Party may, at any time and at Secured Party's sole option, liquidate any time deposits pledged to Secured Party hereunder, whether or not said time deposits have matured and notwithstanding the fact that such liquidation may give rise to penalties for early withdrawal of funds; (b) Secured Party may appropriate the Security Fund and apply all proceeds toward repayment of the Obligations in such order as Secured Party may from time to time elect or, at Secured Party's sole option, place any proceeds in a cash collateral account; and (c) at Secured Party's request, Pledgor will assemble and deliver all Pledged Landlord's Shares not already in the possession of Secured Party, and books and records pertaining thereto, to Secured Party at a reasonably convenient place designated by Secured Party. It is agreed that public or private sales, for cash or on credit, to a wholesaler or retailer or investor, or user of property of the types subject to this Agreement, or public auction, are all commercially reasonable since differences in the sales prices generally realized in the different kinds of sales are ordinarily offset by the differences in the costs and credit risks of such sales. For any part of the Security Fund consisting of securities, Secured Party shall be under no obligation to delay a sale of any portion thereof for the period of time necessary to permit the issuer thereof to register such securities for public sale under any applicable state or federal law, even if the issuer thereof would agree to do so.

         15. DISPOSITION OF PLEDGED LANDLORD'S SHARES. Secured Party shall not transfer all or any part of the Pledged Landlord's Shares or Security Fund except in connection with the exercise of remedies as provided in Section 14 above. Any proceeds of any disposition of any of the Pledged Landlord's Shares or any part thereof, shall be applied by Secured Party to the payment of expenses incurred by Secured Party in connection with the foregoing, including reasonable attorneys' fees, and the balance of such proceeds shall be applied by Secured Party toward the payment of the Obligations in such order of application as Secured Party may from time to time elect.

         16. COSTS, EXPENSES AND ATTORNEYS' FEES. Pledgor shall pay to Secured Party immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees incurred by Secured Party after the occurrence and during the continuance of any Event of Default in exercising any right, power, privilege or remedy conferred by this Agreement or in the enforcement thereof, including any of the foregoing incurred in connection with any bankruptcy proceeding relating to Pledgor or the valuation of the Pledged Landlord's Shares including without limitation, the seeking of relief from or modification of the automatic stay or the negotiation and drafting of a cash collateral order. All of the foregoing shall be paid to Secured Party by Pledgor with interest at a rate per annum equal to the lesser of ten percent (10%) or the maximum rate permitted by law.

         17. GOVERNING LAW; SUCCESSORS, ASSIGNS. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflicts of laws (other than Section 5-1401 of the New York General Obligations Law) and shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties.

         18. SEVERABILITY OF PROVISIONS. If any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or any remaining provisions of this Agreement.

         IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

                                     PLEDGOR

                                     GOLF HOSTS,INC.,
                                     a Delaware corporation


                                     By: ___________________________
                                     Name: _________________________
                                     Its: __________________________




                                     SECURED PARTY

                                     GOLF TRUST OF AMERICA, L.P.,
                                     a Delaware limited partnership

                                     By: GTA GP, Inc., a Maryland corporation
                                     Its: General Partner



                                     By: ___________________________
                                     Name: _________________________
                                     Its: __________________________


                                     By: ___________________________
                                     Name: _________________________
                                     Its: __________________________


Agreed and Acknowledged:

LOST OAKS, L.P.,
a Delaware limited partnership

By: ___________________________
Name: _________________________
Its: __________________________

                                   EXHIBIT I-1



         Release of Pledged Landlord's Shares.


         1. The Pledged Landlord's Shares shall be released, and shall no longer constitute collateral security for the Lease, at the following times and in accordance with the following provisions:

                  (i) One-third (1/3) of the Pledged Landlord's Shares (or an equivalent dollar amount if held in cash or other securities) at such time as the Net Operating Income with respect to the Property shall have been, for each of the two (2) prior Fiscal Years, at least one hundred twenty percent (120%) of the Debt Service payable by Lessee or the Borrower or the Lessee for each such Fiscal Year.

                  (ii) An aggregate of two-thirds (2/3) of the Pledged Landlord's Shares (or an equivalent dollar amount if held in cash or other securities) at such time as the Net Operating Income with respect to the Property shall have been, for each of the two (2) prior Fiscal Years, at least one hundred and thirty percent (130%) of Debt Service payable by Lessee or the Borrower for each such Fiscal Year.

                  (iii) All of the Pledged Landlord's Shares (or an equivalent dollar amount if held in cash or other securities) provided that the Net Operating Income with respect to the Innisbrook Property and the Property shall have been, for each of the two (2) prior Fiscal Years, one hundred and forty percent (140%) of the Debt Service payable by Lessee or the Borrower for each such Fiscal Year.

         Upon Pledgor's request, and at Pledgor's expense, Secured Party shall execute a written instrument of release with respect to any Pledged Landlord's Shares that are released in accordance with the foregoing.

         2. Notwithstanding the provisions of paragraph 1 above, in the event Landlord receives, on or before December 1, 1997, (i) a pledge of the shares of Condocorp as provided in Section 5.3 of the Lease, and (ii) a pledge of 89.1% the shares of Golf Hosts Resorts, Inc., in a form acceptable to Landlord, Landlord agrees to execute an amendment of this Additional Pledge Agreement to provide that 59,302 shares of the Pledged Landlord's Shares would be released, and would no longer constitute collateral security for the Lease, at such time as the Net Operating Income with respect to the Innisbrook Property and the Property shall have been, for each of the two (2) prior Fiscal Years, one hundred and thirteen and one-half percent (113.5%) of the Debt Service payable by Lessee or the Borrower for each such Fiscal Year. The balance of Pledged Landlord's Shares shall be released in accordance with paragraph 1 above.

                                      I-1-1

                                    EXHIBIT J

                                  TARPON WOODS
                           CAPITAL IMPROVEMENT BUDGET


                                    Preliminary (7/15/97            Revised
                                    --------------------           ---------
                                                                   (8/27/97)
Parking Lots                              $ 30,000                 $ 30,000
Tennis Court/Pool Demo                    $ 10,000                 $ 10,000
Restaurant Interior w/Demo                $150,000                 $400,000*1
Clubhouse Facade                          $100,000                 $ 50,000*1
Cart Area Landscaping                     $ 10,000                 $ 10,000
General Landscaping                       $ 50,000                 $ 30,000
Expand Putting Green                      $ 10,000                 $ 10,000
Golf Shop Interior                        $ 30,000                 $130,000*1
Golf Hole Improvements                    $275,000                 $150,000
Sinage                                    $ 10,000                 $ 10,000
Computer System, etc.                     $ 25,000                 $ 25,000
Cart Barn Upgrade                                                  $140,000
On Course Restrooms                                                $ 60,000
Name Change Adv. &
Promos                                    ________                 $ 30,000
New Equipment                                                      $100,000
Irrigation                                                         $ 65,000
TOTALS                                    $700,000               $1,250,000

*1 There may be an opportunity to reduce these costs through the use of a pre-fabricated building.

                                   EXHIBIT J-1

                                  TARPON WOODS
                                REMODEL SCHEDULE

        1.       Acquisition                        09/26/97
        2.       Plans                     10/01/97-11/30/97
        3.       Permits                   12/01/97-12/31/97
        4.       Demolition                01/01/98-01/15/98
        5.       Reconstruction            01/16/98-04/30/98
        6.       Grand Reopening                    05/01/98



                                      J-1-1

                                    EXHIBIT K

                        CONTINGENT CONSIDERATION FORMULA


         A. Definitions. For purposes of this Exhibit K, the following terms shall have the following meanings:


                  (1) "Adjusted Net Operating Income" means the Conversion Date Net Operating Income divided by 1.135.

                  (2) "Applicable Twelve (12) Month Period" means the Conversion Year.

                  (3) "Capitalization Rate" shall mean 10.50%.

                  (4) "Company" means Golf Trust of America, Inc.

                  (5) "Company's First Call FFO" means the consensus FFO per share estimate for the Company for the calendar year which includes the Conversion Date, subtracting the Company's capital expenditure reserve per share as estimated for that year as such estimate is reported by First Call (or, if First Call is no longer in general use within the securities industry, by such other reporting service as is then in general use within the securities industry) divided by the average of the Company's closing share price for the thirty (30) trading days immediately preceding the Conversion Date.

                  (6) "Conversion Date" means the April 30 following the date on which Landlord receives written notice that Tenant has irrevocably elected to receive the Contingent Consideration.

                  (7) "Conversion Date Capitalization Rate" shall mean the Company's First Call FFO, plus 200 basis points (but in no event less than the Capitalization Rate).

                  (8) "Conversion Date Net Operating Income" means the Gross Operating Revenue for the Property less the Gross Operating Expenses for the Conversion Year.

                  (9) "Conversion Year" means the calendar year immediately preceding the Conversion Date.

                  (10) "Conversion Notice" shall mean a written notice delivered by Tenant to Landlord whereby Tenant elects to receive the Contingent Consideration. The Conversion Notice may only be given once and must be given on or before April 15 of calendar years 2000, 2001 and 2002. If the Conversion Notice is not given on or before April 15, 2002, Tenant's right to receive the Contingent Consideration shall automatically and irrevocably terminate. The Conversion Notice may not be given prior to March 1, 1999.

                  (11) "Gross Operating Expenses" means the gross operating expenses of the Property for the Applicable Twelve (12) Month Period, calculated in accordance with generally accepted accounting principles consistently applied. For purposes of calculating Gross Operating Expenses, the Florida State Sales/Lease Tax shall be excluded, and Landlord may make discretionary adjustments on a line item basis to reflect stabilized Gross Operating Expenses, including the following adjustments:

                           (a) annual capital replacement reserves shall be including, as reasonably determined by Landlord;

                           (b) annual cash expenditures (including depreciation)
                  for golf carts shall be included, as reasonably determined by Landlord;

                           (c) extraordinary expenditures (such as to repair storm damage) which are not anticipated to recur in the ordinary course shall be excluded, as reasonably determined by Landlord;

                           (d) other  adjustments  to reflect  stabilized  Gross
                  Operating Expenses, as reasonably determined by Landlord shall be made; and

                           (e) depreciation, amortization and debt service shall
                  be excluded.

                  For purposes of determining the Contingent Consideration, Gross Operating Expenses will be adjusted upward by Landlord to the extent such expenses (or any major component thereof) have decreased at a compound annual rate greater than 2% per annum from the Base Year to the Conversion Year or more than 3% (on a year-to-year basis) from the year immediately preceding the Conversion Year, unless, Landlord shall determine that such expense reductions were of a nature so as to be reasonably expected to be sustained.

                  (12) "Gross Operating Revenue" means the gross operating revenue of the Property, including revenue related to the golf course operations, food and beverage operations and sale of merchandise, for the Applicable Twelve (12) Month Period, calculated in accordance with generally accepted accounting principles consistently applied. For purposes of determining the Contingent Consideration, Gross Operating Revenue will be adjusted downward to the extent such revenue has increased by more than 5.0% from the year immediately preceding the Conversion Year to the Conversion Year. Factors to determine sustainability shall include factors such as the creation of new demand generators (i.e., hotel development or condominium development) and the non-recurring nature of any revenue (i.e., a one-time tournament fee).

                  (13) "Net Incremental Income Available for Contingent Consideration" means the Adjusted Net Operating Income for the Applicable Twelve (12) Month Period, increased by the annual capital replacement reserve included in the payment of base rent, preceding the Conversion Date less the rental payment made by the lessee of the Property for the same period.

                  (14) "Net Operating Income" means the Gross Operating Revenue of the Property for the Applicable Twelve (12) Month Period less the Gross Operating Expenses for the same period.

         B. Contingent Consideration.

                  (1) Tenant shall have the right to receive the Contingent Consideration by delivering the Conversion Notice to Landlord; provided that the tenant under the lease at the Property shall have paid percentage rent on an annual basis for the prior calendar year. The Contingent Consideration shall equal the Net Incremental Income Available for Contingent Consideration divided by the Conversion Date Capitalization Rate.

                  (2) Within forty-five (45) days of the Conversion Date, Landlord shall deliver to Tenant the number of shares of common stock of Golf Trust of America, Inc. that equals the Contingent Consideration divided by the per share common stock price of the Company on the Conversion Date.

--------------------------------------------------------------------------------





                                    L E A S E


                           GOLF TRUST OF AMERICA, L.P.

                                    Landlord

                                       and


                 LOST OAKS, L.P., a Delaware Limited Partnership

                                     Tenant


                           Dated as of October 3, 1997








--------------------------------------------------------------------------------

                                TABLE OF CONTENTS



                                                                     Page

ARTICLE 1
LEASED PROPERTY.....................................................  1

ARTICLE 2
DEFINITIONS, RULES OF CONSTRUCTION..................................  2

         2.1  Definitions...........................................  2

ARTICLE 3
TERM................................................................ 14

         3.1      Initial Term...................................... 14
         3.2      Extension Options................................. 15
         3.3      Right of First Offer to Lease..................... 15

ARTICLE 4
RENT................................................................ 15

         4.1      Rent.............................................. 15
         4.2      Increase in Initial Base Rent..................... 16
         4.3      Percentage Rent................................... 16
         4.4      Annual Reconciliation of Percentage Rent.......... 17
         4.5      Increase in Base Rent Following Conversion Date... 17
         4.6      Record-keeping.................................... 17
         4.7      Additional Charges................................ 17
         4.8      Late Payment of Rent.............................. 18
         4.9      Net Lease......................................... 18
         4.10     Allocation of Revenues............................ 18

ARTICLE 5
SECURITY DEPOSIT.................................................... 19

         5.1      Pledge of Stock Options, Stock and Owners Shares.. 19
         5.2      Obligation to Withhold Distributions.............. 19
         5.3      Pledge of Stock for Condominiums.................. 19
         5.4      Landlord's Lien................................... 19
         5.5      Rental Pool....................................... 20
         5.6      Partial Release................................... 20

ARTICLE 6
IMPOSITIONS......................................................... 20

         6.1      Payment of Impositions............................ 20
         6.2      Information and Reporting......................... 20
         6.3      Refunds........................................... 21
         6.4      Utility Charges................................... 21
         6.5      Assessment Districts.............................. 21

                                       (i)

ARTICLE 7
TENANT WAIVERS...................................................... 21

         7.1      No Termination, Abatement, Etc.................... 21
         7.2      Condition of the Property......................... 22

ARTICLE 8
OWNERSHIP OF TANGIBLE PERSONAL PROPERTY............................. 23

         8.1      Property.......................................... 23
         8.2      Tenant's Personal Property........................ 24
         8.3      Tenant's Obligations.............................. 24
         8.4      Landlord's Waivers................................ 24

ARTICLE 9
USE OF PROPERTY..................................................... 24

         9.1      Use............................................... 24
         9.2      Specific Prohibited Uses.......................... 25
         9.3      Membership Sales.................................. 25
         9.4      Landlord to Grant Easements, Etc.................. 25
         9.6      Valuation of Remainder Interest in Lease.......... 26

ARTICLE 10
HAZARDOUS MATERIALS................................................. 26

         10.1     Intentionally Deleted............................. 26
         10.2     Intentionally Deleted............................. 26
         10.3     Intentionally Deleted............................. 26
         10.4     Intentionally Deleted............................. 26
         10.5     Intentionally Deleted............................. 26
         10.6     Remediation....................................... 26
         10.7     Tenant's Indemnification of Landlord.............. 27
         10.8     Survival of Indemnification Obligations........... 28
         10.9     Environmental Violations at Expiration
                  or Termination of Lease........................... 28
         10.10    Environmental Statements.......................... 28

ARTICLE 11
MAINTENANCE AND REPAIR.............................................. 28

         11.1     Tenant's Obligations.............................. 28
         11.2     Waiver of Statutory Obligations................... 29
         11.3     Mechanic's Liens.................................. 30
         11.4     Surrender of Property............................. 30

ARTICLE 12
TENANT IMPROVEMENTS; SUBMITTAL OF BUDGETS; FINANCIAL
STATEMENTS.......................................................... 30

         12.1     Tenant's Right to Construct....................... 30
         12.2     Scope of Right.................................... 31
         12.3     Cooperation of Landlord........................... 31
         12.4     Capital Replacement Fund.......................... 32

                                      (ii)

         12.5     Rights in Tenant Improvements..................... 32
         12.6     Landlord's Right to Audit Calculation
                  of Gross Golf Revenue............................. 33
         12.7     Annual Budget..................................... 33
         12.8     Financial Statements.............................. 35
         12.9     Landlord Improvements............................. 36

ARTICLE 13
LIENS, ENCROACHMENTS AND OTHER TITLE MATTERS........................ 36

         13.1     Liens............................................. 36
         13.2     Encroachments and Other Title Matters............. 37

ARTICLE 14
PERMITTED CONTESTS.................................................. 38

         14.1     Authorization..................................... 38
         14.2     Indemnification of Landlord....................... 39

ARTICLE 15
INSURANCE........................................................... 39

         15.1     General Insurance Requirements.................... 39
         15.2     Other Insurance................................... 40
         15.3     Replacement Cost..................................... 40
         15.4     Waiver of Subrogation............................. 41
         15.5     Form Satisfactory, Etc............................ 41
         15.6     Change in Limits.................................. 41
         15.7     Blanket Policy.................................... 42
         15.8     Insurance Proceeds................................ 42
         15.9     Disbursement of Proceeds.......................... 42
         15.10    Excess Proceeds, Deficiency of Proceeds........... 43
         15.11    Reconstruction Covered by Insurance............... 44
         15.12    Reconstruction Not Covered by Insurance........... 44
         15.13    No Abatement of Rent.............................. 44
         15.14    Waiver............................................ 45
         15.15    Damage Near End of Term........................... 45

ARTICLE 16
CONDEMNATION........................................................ 45

         16.1     Total Taking...................................... 45
         16.2     Partial Taking.................................... 45
         16.3     Restoration....................................... 45
         16.4     Award-Distribution................................ 46
         16.5     Temporary Taking.................................. 46

ARTICLE 17
EVENTS OF DEFAULT................................................... 46

         17.1     Events of Default................................. 46
         17.2     Payment of Costs.................................. 48
         17.3     Certain Remedies.................................. 48

                                      (iii)

         17.4     Damages........................................... 48
         17.5     Additional Remedies............................... 50
         17.6     Appointment of Receiver........................... 50
         17.7     Waiver............................................ 50
         17.8     Application of Funds.............................. 50
         17.9     Impounds.......................................... 50

ARTICLE 18
LANDLORD'S RIGHT TO CURE TENANT'S DEFAULT........................... 50

ARTICLE 19
LEGAL REQUIREMENTS.................................................. 51

ARTICLE 20
HOLDING OVER........................................................ 51


ARTICLE 21
RISK OF LOSS........................................................ 52

ARTICLE 22
INDEMNIFICATION..................................................... 52

         22.1     Tenant's Indemnification of Landlord.............. 52
         22.2     Landlord's Indemnification of Tenant.............. 53
         22.3     Mechanics of Indemnification...................... 53
         22.4     Survival of Indemnification Obligations;
                  Available Insurance Proceeds...................... 54

ARTICLE 23
SUBLETTING AND ASSIGNMENT........................................... 54

         23.1     Prohibition Against Assignment.................... 54
         23.2     Subleases......................................... 54
         23.3     Transfers......................................... 56
         23.4     REIT Limitations.................................. 56
         23.5     Right of First ................................... 56
         23.6     Bankruptcy Limitations............................ 57
         23.7     Management Agreement.............................. 59

ARTICLE 24
OFFICER'S CERTIFICATES AND OTHER STATEMENTS......................... 59

         24.1     Officer's Certificates............................ 59
         24.2     Environmental Statements.......................... 59

ARTICLE 25
LANDLORD MORTGAGES.................................................. 60

         25.1     Landlord May Grant Liens.......................... 60
         25.2     Tenant's Non-Disturbance Rights................... 60
         25.3     Facility Mortgage Protection...................... 60



                                      (iv)

ARTICLE 26
SALE OF FEE INTEREST................................................ 61

         26.1     Right of First Offer to Purchase.................. 61
         26.2     Conveyance by Landlord............................ 61

ARTICLE 27
ARBITRATION......................................................... 61

         27.1     Arbitration....................................... 62
         27.2     Arbitration Procedures............................ 62

ARTICLE 28
MISCELLANEOUS....................................................... 62

         28.1     Landlord's Right to Inspect....................... 62
         28.2     Breach by Landlord................................ 63
         28.3     Competition Between Landlord and Tenant........... 63
         28.4     No Waiver......................................... 63
         28.5     Remedies Cumulative............................... 63
         28.6     Acceptance of Surrender........................... 63
         28.7     No Merger of Title................................ 64
         28.8     Quiet Enjoyment................................... 64
         28.9     Notices........................................... 64
         28.10    Survival of Claims................................ 65
         28.11    Invalidity of Terms or Provisions................. 65
         28.12    Prohibition Against Usury......................... 65
         28.13    Amendments to Lease............................... 65
         28.14    Successors and Assigns............................ 65
         28.15    Titles............................................ 65
         28.16    Governing Law..................................... 65
         28.17    Memorandum of Lease............................... 65
         28.18    Attorneys' Fees................................... 65
         28.19    Non-Recourse as to Landlord and Tenant............ 66
         28.20    No Relationship................................... 67
         28.21    Reletting......................................... 67
         28.22    Landlord's Determination of Facts................. 67
         28.23    Time is of the Essence............................ 68



                                       (v)

Exhibits

Exhibit A -         Legal Description of the Land
Exhibit B -         Schedule of Improvements
Exhibit C -         Other Leased Property
Exhibit D -         Pledge Agreement
Exhibit E -         Intentionally Deleted
Exhibit F -         Calculation of Gross Golf Revenue for
                    the Base Year by Quarter
Exhibit G -         Stock Options Pledge Agreement
Exhibit H -         Disbursement Procedures
Exhibit I -         Additional Pledge Agreement
Exhibit J -         Tarpon Woods Capital Improvement Budget
Exhibit K -         Contingent Contribution Formula


                                      (vi)

                                              October 10, 1997



Golf Host Resorts, Inc.
36750 U.S. Highway 19 North
Palm Harbor, Florida  34684
Attn:  President

         Re:      Option Shares Extension


         Reference is made to that certain Securities Purchase Agreement between Golf Trust of America, L.P., and Golf Trust of America, Inc., as Seller, and Golf Host Resorts, Inc., as Buyer, dated June 20, 1997 (the "Securities Purchase Agreement").

         The reference in the first sentence of Section 1.3(b) of the Securities Purchase Agreement to December 31, 1997, is hereby amended to read December 31, 1998. All other provisions of the Securities Purchase Agreement shall remain unchanged.


Partnership              Golf Trust of America, L.P.,
                         a Delaware limited partnership

                         By:  GTA GP, Inc., a Maryland corporation
                         Its: General Partner


                         By
                         Its


REIT                     Golf Trust of America, Inc.,
                         a Maryland corporation


                         By
                         Its


Buyer                    Golf Host Resorts, Inc., a Colorado corporation



                         By
                         Its

                                    EXHIBIT G

                         STOCK OPTIONS PLEDGE AGREEMENT


         THIS STOCK OPTIONS PLEDGE AGREEMENT (this "Agreement") is entered into as of this 3rd day of October, 1997, by and between (i) GOLF TRUST OF AMERICA, L.P., a Delaware limited partnership ("Secured Party"), and (ii) GOLF HOSTS, INC., a Florida corporation ("Pledgor").

                                    RECITALS:

         This Agreement is entered into based on the following understandings:

         A. Secured Party and Lost Oaks, L.P. have entered into a lease dated as of October 3, 1997, relating to the Tarpon Woods Golf and Country Club (the "Lease").

         B. Pledgor has an option to acquire Landlord's Shares (as defined below) pursuant to a Securities Purchase Agreement with Secured Party (the "Option Agreement").

         C. As a condition to Secured Party entering into the Lease, Secured Party has required that Pledgor pledge the Landlord's Shares (as hereinafter defined) as security for the Obligations (as hereinafter defined).


         1. DEFINITIONS

         a. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Lease.

         b. The following terms shall have the indicated meanings:

                  "Agreement" has the meaning set forth in the introductory Paragraph of this Agreement.

                  "Common Stock" means shares of common stock, par value $0.01, of Golf Trust of America, Inc., a Maryland corporation.

                  "Event of Default" has the meaning set forth in Section 13(a) of this Agreement.

                  "Landlord's Shares" means, collectively, the option held by Pledgor to purchase 150,000 shares of Common Stock that Pledgor may acquire upon the exercise of the Option Agreement, as such number of Common Stock and partnership units may be increased or decreased pursuant to the terms hereof. Upon the purchase by Pledgor of any of the shares of Common Stock, under said option, only the Profit Portion of such stock shall be included in Landlord's Shares.

                  "Obligations" has the meaning set forth in Section 2(a) of this Agreement.

                  "Pledged  Landlord's  Shares"  has the  meaning  set  forth in
         Section 2(a) of this Agreement.

                  "Pledgor" has the meaning set forth in the introductory Paragraph of this Agreement.

                  "Profit Portion" means, with respect to shares acquired by Pledgor under its stock option agreement, that portion of such shares acquired calculated by multiplying the total number of shares acquired by a fraction, the numerator of which is the excess, if any, of the market value of the stock on the acquisition date (the "Market Price") over $26.00, and the denominator of which is the Market Price.

                  "Secured Party" has the meaning set forth in the introductory Paragraph of this Agreement.

                  "Security Fund" has the meaning set forth in Section 2(a) of this Agreement.

         NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Secured Party and Pledgor hereby agree as follows:

         2. GRANT OF SECURITY INTEREST.

         a. As security for the payment and performance of all obligations and liabilities (including, without limitation, indemnities, fees and interest thereon) of Pledgor, or any of Pledgor's direct or indirect subsidiaries or Affiliates arising under the Lease, or in connection with any agreement, instrument or extension contemplated by the Lease (collectively, the "Obligations"), Pledgor hereby pledges, hypothecates and grants to Secured Party a first and prior security interest in the Landlord's Shares owned by Pledgor (the "Pledged Landlord's Shares"), together with, after an occurrence and during the continuance of an Event of Default hereunder, any and all proceeds thereof, including without limitation, any and all dividends, income, interest and distributions earned from or attributable to the investment or deposit of the Pledged Landlord's Shares (the Pledged Landlord's Shares, together with all of the foregoing being collectively referred to herein as the "Security Fund"). Pledgor shall have the right to pledge, as substitute collateral, cash or other security in an amount equal to the fair market value of the substituted shares. Prior to an Event of Default (defined below) all dividends, income, interest and/or distributions earned from or attributable to the investment or deposit of the Security Fund shall be payable to Pledgor; following an Event of Default under the Lease such amounts shall be added to and become a part of the Security Fund and shall only be disbursed in accordance with the terms of this Agreement. The word "Obligations" is used herein in its most comprehensive sense and includes without limitation any and all debts, obligations and liabilities of Pledgor, Pledgor or any of Pledgor's direct or indirect subsidiaries arising under the Lease or this Agreement, now or hereafter made, incurred or created, whether voluntary or involuntary and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, and whether Pledgor, Pledgor or any of Pledgor's direct or indirect subsidiaries may be liable individually or jointly, or whether recovery upon such Obligations may be or hereafter become unenforceable.

         b. Pledgor shall execute and deliver to Secured Party such financing and continuation statements covering the Security Fund and take such other actions as Secured Party may from time to time require to perfect and continue the perfection of Secured Party's security interest in the Security Fund.

         3. CONTINUING AGREEMENT; REVOCATION; OBLIGATION UNDER OTHER AGREEMENTS. This is a continuing agreement and all rights, powers and remedies hereunder shall apply to all past, present and future obligations of Pledgor to Secured Party under the Lease. This Agreement shall not terminate except in accordance with its terms or Secured Party's written release of Pledgor from its Obligations under this Agreement.

         4. SEPARATE ACTIONS; WAIVER OF STATUTE OF LIMITATIONS; REINSTATEMENT OF LIABILITY. This Agreement is in full force and effect and is binding on Pledgor as of the date written below, regardless of whether Secured Party obtains additional collateral or any guaranties from others or takes any other action contemplated by Pledgor. Pledgor waives the benefit of any statute of limitations affecting Pledgor's liability hereunder or the enforcement thereof, and Pledgor agrees that any payment of any Obligations or other act which shall toll any statute of limitations applicable thereto shall similarly operate to toll such statute of limitations applicable to Pledgor's liability under this Agreement.

         5. REPRESENTATIONS AND WARRANTIES.

         a. Pledgor represents and warrants to Secured Party that: (i) Pledgor is the owner, directly or indirectly, and has possession or control of the Pledged Landlord's Shares; (ii) Pledgor has the right to pledge the Pledged Landlord's Shares; (iii) the Pledged Landlord's Shares are genuine, free from liens, adverse claims, setoffs, default, prepayment, defenses and conditions precedent of any kind or character, except as previously disclosed to Secured Party in writing by Pledgor; (iv) specifically with respect to Pledged Landlord's Shares consisting of investment securities, instruments, chattel paper, documents, contracts, insurance policies or any like property, all persons appearing to be obligated thereon have authority and capacity to contract and are bound as they appear to be, and the same comply with applicable laws concerning form, content and manner of preparation and execution; (v) all statements contained herein and, where applicable, in the Pledged Landlord's Shares are true and complete; (vi) no financing statement covering any of the Pledged Landlord's Shares and naming any secured party other than Secured Party, is on file in any public office; and (vii) the pledge, assignment and delivery of the Pledged Landlord's Shares pursuant to this Agreement creates a valid lien and a security interest in the Pledged Landlord's Shares.

         6. COVENANTS OF PLEDGOR.

         a. Pledgor Agrees in General: (i) to indemnify Secured Party against all losses, claims, demands, liabilities and expenses of every kind caused by property subject hereto, excepting losses relating to the decrease in the market value of the Pledged Landlord's Shares; (ii) to pay all costs and expenses, including reasonable attorneys' fees, incurred by Secured Party any time after the occurrence of an Event of Default in the realization, enforcement and exercise of its rights, powers and remedies hereunder; (iii) to permit Secured Party to exercise its powers; (iv) to execute and deliver such documents as Secured Party deems necessary to create, perfect and continue the security interests contemplated hereby; and (v) not to change its chief place of business or the place where Pledgor keeps any records concerning the Pledged Landlord's Shares without first giving Secured Party written notice of the address to which Pledgor is moving same.

         b. Pledgor Agrees with Regard to the Security Fund: (i) not to permit any lien on the Security Fund except in favor of Secured Party; (ii) not to withdraw any funds from any deposit account pledged to Secured Party hereunder without Secured Party's prior written consent; (iii) not to sell, hypothecate or otherwise dispose of any of the Pledged Landlord's Shares or any interest therein, without the prior written consent of Secured Party; (iv) to keep, in accordance with generally accepted accounting principles, complete and accurate records regarding all Pledged Landlord's Shares and to permit Secured Party to inspect the same at any reasonable time; (v) if requested by Secured Party following an Event of Default to receive and use reasonable diligence to collect proceeds from the Pledged Landlord's Shares, in trust and as part of the Security Fund to be held in accordance with Section 2(a) above; (vi) not to commingle Pledged Landlord's Shares with other property; (vii) to provide any service and do any other acts or things necessary to keep the Pledged Landlord's Shares free and clear of all defenses, rights of offset and counterclaims; and (viii) if the Pledged Landlord's Shares consists of securities and so long as no Event of Default exists, to vote said securities and to give consents, waivers and ratifications with respect thereto, provided that no vote shall be cast or consent, waiver or ratification given or action taken which would impair Secured Party's interest in the Security Fund or be inconsistent with or violate any provisions of this Agreement.

         7. POWERS OF SECURED PARTY. Pledgor appoints Secured Party its true attorney in fact to perform any of the following powers, which are coupled with an interest and are irrevocable until this Agreement has been terminated pursuant to its terms and may be exercised from time to time by Secured Party's officers and employees: (a) to perform any obligation of Pledgor hereunder in Pledgor's name or otherwise; (b) to notify any person obligated on any security, instrument or other document subject to this Agreement of Secured Party's rights hereunder; (c) to collect by legal proceedings or otherwise all dividends, interest, principal or other sums now or hereafter payable upon or on account of the Security Fund; (d) to enter into any extension, reorganization, deposit, merger or consolidation agreement, or any other agreement relating to or affecting the Security Fund and in connection therewith to deposit or surrender control of the Security Fund to accept other property in exchange for the Security Fund, and to do and perform such acts and things as Secured Party may deem proper, with any money or property received in exchange for the Security Fund at Secured Party's option, to be applied to the Obligations or held by Secured Party under this Agreement; (e) to make any compromise or settlement Secured Party deems desirable or proper in respect of the Security Fund; (f) to insure, process and preserve the Security Fund; (g) to exercise all rights, powers and remedies which Pledgor would have, but for this Agreement, under all the Pledged Landlord's Shares subject to this Agreement; (h) to do all acts and things and execute all documents in the name of Pledgor or otherwise that are deemed by Secured Party as necessary, proper or convenient in connection with the preservation, perfection or enforcement of its rights hereunder; and (i) to execute and file in Pledgor's name any financing statements and amendments thereto required to perfect Secured Party's security interest hereunder; provided, however, that until the occurrence and only during the continuation of an Event of Default shall Secured Party have the right to exercise the power of attorney for the purposes described in paragraphs (a), (c), (d), (e), (f), (g), or (h). If an Event of Default has occurred and is continuing, any or all of the Security Fund consisting of securities may be registered, without notice, in the name of Secured Party or its nominee, and thereafter Secured Party or its nominee may exercise, without notice, all voting and partnership rights at any meeting of the partners of the issuer thereof, any and all rights of conversion, exchange or subscription, or any other rights, privileges or options pertaining to any Pledged Landlord's Shares all as if it were the absolute owner thereof. The foregoing shall include, without limitation, the right of Secured Party or its nominee to exchange, at its discretion, any and all Pledged Landlord's Shares upon the merger, consolidation, reorganization, recapitalization or other readjustment of the issuer thereof, or upon the exercise by the issuer thereof or Secured Party of any right, privilege or option pertaining to any Pledged Landlord's Shares and in connection therewith, the right to deposit and deliver any and all of the Pledged Landlord's Shares with any committee, depository, transfer agent, registrar or other designated agent upon such terms and conditions as Secured Party may determine. All of the foregoing rights, privileges or options may be exercised without liability except to account for property actually received by Secured Party. Secured Party shall have no duty to exercise any of the foregoing, or any other rights, privileges or options with respect to the Pledged Landlord's Shares and shall not be responsible for any failure to do so or delay in so doing.

         8. CASH COLLATERAL ACCOUNT.

         Any money received by Secured Party in respect of the Security Fund will be retained by Secured Party in an interest-bearing cash collateral account and the same shall, for all purposes, be deemed part of the Security Fund hereunder.

         9. SECURED PARTY'S CARE AND DELIVERY OF PLEDGED LANDLORD'S SHARES; ADDITIONAL PLEDGE AND RELEASE.

         Secured Party's obligation with respect to the Security Fund in its possession shall be strictly limited to the duty to exercise reasonable care in the custody and preservation of the Security Fund. Such duty shall not include any obligation to ascertain or to initiate any action with respect to maturity dates, conversion, call or exchange rights, or offers to purchase the Pledged Landlord's Shares or any similar matters; provided, however, that Secured Party shall be obligated to inform Pledgor, in writing, of maturity dates, conversion, call or exchange rights, or offers to purchase the Pledged Landlord's Shares or any similar matters of which it has knowledge. Secured Party shall have no duty to take any steps necessary to preserve the rights of Pledgor against prior parties, or to initiate any action to protect against the possibility of a decline in the market value of the Pledged Landlord's Shares. Secured Party shall not be obligated to take any actions with respect to the Pledged Landlord's Shares requested by Pledgor unless such request is made in writing and Secured Party determines, in its reasonable discretion, that the requested action would not unreasonably jeopardize the value of the Pledged Landlord's Shares as security for the Obligations. Secured Party may at any time deliver the Security Fund, or any part thereof, to Pledgor, and the receipt thereof by Pledgor shall be a complete and full acquittance for the Security Fund so delivered, and Secured Party shall thereafter be discharged from any liability or responsibility therefor.

         10. PLEDGOR'S WAIVERS.

         Pledgor waives any right to require Secured Party to (i) give notice of the terms, time and place of any public or private sale of personal property security held from Pledgor or any other person or otherwise comply with any other provisions of Section 9-504 Uniform Commercial Code; (ii) pursue any other remedy in Secured Party's power, including the disposition of any other Collateral; or (iii) make any presentments or demands for performance, or give any notices of nonperformance, protests, notices of protest or notices of dishonor in connection with any obligations or evidences of indebtedness held by Secured Party as security or which constitute in whole or in part the Obligations secured hereunder, or in connection with the creation of new or additional Obligations.

         11. AUTHORIZATIONS TO SECURED PARTY. Pledgor authorizes Secured Party either before or after revocation hereof, without notice or demand and without affecting Pledgor's liability hereunder, from time to time to: (a) take and hold security, other than the Pledged Landlord's Shares, for the payment of the Obligations or any part thereof and exchange, enforce, waive and release the Pledged Landlord's Shares, or any part thereof, or any such other security; (b) after an Event of Default, apply the Pledged Landlord's Shares or any other security and direct the order or manner of sale thereof, including without limitation, a non-judicial sale permitted by the terms of this Agreement, as Secured Party in its discretion may determine; (c) release or substitute any one or more of the endorsers or guarantors of the Obligations, or any part thereof, or any other parties thereto; and (d) apply payments received by Secured Party from Pledgor to any Obligations of Pledgor to Secured Party, in such order as Secured Party shall determine in its sole discretion, whether or not any such Obligations is covered by this Agreement, and Pledgor hereby waives any provision of law regarding application of payments which specifies otherwise.

         12. PAYMENT OF TAXES, CHARGES, LIENS AND ASSESSMENTS.

         Pledgor agrees to pay, prior to delinquency, all taxes, charges, liens and assessments against the Security Fund, and upon the failure of Pledgor to do so, Secured Party at its option may pay any of them and shall be the sole judge of the legality or validity thereof and the amount necessary to discharge the same. Any such payments made by Secured Party shall be obligations of Pledgor to Secured Party, due and payable immediately upon demand, together with interest at a rate determined in accordance with the provisions of Section 16 of this Agreement, and shall be secured by the Security Fund, subject to all terms and conditions of this Agreement.

         13. EVENTS OF DEFAULT.

         The occurrence of any of the following shall constitute an "Event of Default" under this Agreement: (a) any Event of Default under the Lease; or (b) any representation or warranty made by Pledgor herein shall prove to be incorrect in any material respect when made; or (c) Pledgor shall fail to observe or perform any obligation or agreement contained herein after Secured Party has provided written notice describing such failure and Pledgor has failed within thirty (30) days of receipt of such notice to cure such failure, provided if such cure cannot be completed within such thirty (30) day period, then such cure period shall be extended for so long as Pledgor is diligently prosecuting such cure to completion up to a maximum of ninety (90) days.

         14. REMEDIES.

         Upon the occurrence of any Event of Default, Secured Party shall have and may exercise without demand any and all rights, powers, privileges and remedies granted to a secured party upon default under the Uniform Commercial Code or otherwise provided to Secured Party by law. All rights, powers, privileges and remedies of Secured Party shall be cumulative. Secured Party may exercise its right of setoff with respect to the Obligations in the same manner as if the Obligations were unsecured. No delay, failure or discontinuance of Secured Party in exercising any right, power, privilege or remedy hereunder shall affect or operate as a waiver of such right, power, privilege or remedy; nor shall any single or partial exercise of any such right, power, privilege or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power, privilege or remedy. Any waiver, permit, consent or approval of any kind by Secured Party of any default hereunder, or any such waiver of any provisions or conditions hereof, must be in writing and shall be effective only to the extent set forth in writing. While an Event of Default exists: (a) Secured Party may, at any time and at Secured Party's sole option, liquidate any time deposits pledged to Secured Party hereunder, whether or not said time deposits have matured and notwithstanding the fact that such liquidation may give rise to penalties for early withdrawal of funds; (b) Secured Party may appropriate the Security Fund and apply all proceeds toward repayment of the Obligations in such order as Secured Party may from time to time elect or, at Secured Party's sole option, place any proceeds in a cash collateral account; and (c) at Secured Party's request, Pledgor will assemble and deliver all Pledged Landlord's Shares not already in the possession of Secured Party, and books and records pertaining thereto, to Secured Party at a reasonably convenient place designated by Secured Party. It is agreed that public or private sales, for cash or on credit, to a wholesaler or retailer or investor, or user of property of the types subject to this Agreement, or public auction, are all commercially reasonable since differences in the sales prices generally realized in the different kinds of sales are ordinarily offset by the differences in the costs and credit risks of such sales. For any part of the Security Fund consisting of securities, Secured Party shall be under no obligation to delay a sale of any portion thereof for the period of time necessary to permit the issuer thereof to register such securities for public sale under any applicable state or federal law, even if the issuer thereof would agree to do so.

         15. DISPOSITION OF PLEDGED LANDLORD'S SHARES.

         Secured Party shall not transfer all or any part of the Pledged Landlord's Shares or Security Fund except in connection with the exercise of remedies as provided in Section 14 above. Any proceeds of any disposition of any of the Pledged Landlord's Shares or any part thereof, shall be applied by Secured Party to the payment of expenses incurred by Secured Party in connection with the foregoing, including reasonable attorneys' fees, and the balance of such proceeds shall be applied by Secured Party toward the payment of the Obligations in such order of application as Secured Party may from time to time elect.

         16. COSTS, EXPENSES AND ATTORNEYS' FEES.

         Pledgor shall pay to Secured Party immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees incurred by Secured Party after the occurrence and during the continuance of any Event of Default in exercising any right, power, privilege or remedy conferred by this Agreement or in the enforcement thereof, including any of the foregoing incurred in connection with any bankruptcy proceeding relating to Pledgor or the valuation of the Pledged Landlord's Shares including without limitation, the seeking of relief from or modification of the automatic stay or the negotiation and drafting of a cash collateral order. All of the foregoing shall be paid to Secured Party by Pledgor with interest at a rate per annum equal to the lesser of ten percent (10%) or the maximum rate permitted by law.

         17. GOVERNING LAW; SUCCESSORS, ASSIGNS.

         This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflicts of laws (other than Section 5-1401 of the New York General Obligations Law) and shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties.

         18. SEVERABILITY OF PROVISIONS.

         If any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or any remaining provisions of this Agreement.

         IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

                                     PLEDGOR

                                     GOLF HOSTS, INC., a Florida
                                     corporation


                                     By:
                                        Name:
                                        Its:





                                      SECURED PARTY

                                      GOLF TRUST OF AMERICA, L.P.,
                                      a Delaware limited partnership

                                      By:  GTA GP, Inc., a Maryland
                                           corporation
                                           Its: General Partner



                                      By:
                                         Name:
                                         Its:


                                      By:
                                         Name:
                                         Its:


Agreed and Acknowledged:

GOLF HOSTS, INC.,
a Florida corporation

By:
   Name:
   Its:

                                    EXHIBIT I

                           ADDITIONAL PLEDGE AGREEMENT


         THIS ADDITIONAL PLEDGE AGREEMENT (this "Agreement") is entered into as of this 3rd day of October, 1997, by and between (i) GOLF TRUST OF AMERICA, L.P., a Delaware limited partnership ("Secured Party"), and (ii) GOLF HOSTS, INC. ("Pledgor").

                                    RECITALS:

         This Agreement is entered into based on the following understandings:

         A. Pursuant to that certain Lease (the "Lease") dated as of October 3, 1997, by and between Secured Party and Lost Oaks, L.P., a Delaware limited partnership ("Lessee"), Secured Party has agreed to lease certain property to Lessee.

         B. As a condition to Secured Party entering into the Lease, Secured Party has required that Pledgor pledge the Landlord's Shares (as hereinafter defined) as security for the Obligations (as hereinafter defined).


         1. DEFINITIONS

         (a) Capitalized terms not otherwise defined herein shall have the meaning given to them in the Lease.

         (b) The following terms shall have the indicated meanings:

                  "Agreement" has the meaning set forth in the introductory Paragraph of this Agreement.

                  "Common Stock" means shares of common stock, par value $0.01, of Golf Trust of America, Inc., a Maryland corporation.

                  "Event of Default" has the meaning set forth in Section 13(a) of this Agreement.

                  "Landlord's Shares" means, 70,980 shares of Common Stock.

                  "Obligations" has the meaning set forth in Section 2(a) of this Agreement.

                  "Pledged  Landlord's  Shares"  has the  meaning  set  forth in
         Section 2(a) of this Agreement.

                  "Pledgor" has the meaning set forth in the introductory Paragraph of this Agreement.

                  "Secured Party" has the meaning set forth in the introductory Paragraph of this Agreement.

                  "Security Fund" has the meaning set forth in Section 2(a) of this Agreement.

                  NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Secured Party and Pledgor hereby agree as follows:

         2. GRANT OF SECURITY INTEREST.

         (a) As security for the payment and performance of all obligations and liabilities (including, without limitation, indemnities, fees and interest thereon) of Pledgor, or any of Pledgor's direct or indirect subsidiaries or Affiliates arising under the Lease or in connection with any agreement, instrument or extension contemplated by the Lease (collectively, the "Obligations"), Pledgor hereby pledges, hypothecates and grants to Secured Party a first and prior security interest in the Landlord's Shares owned by Pledgor (the "Pledged Landlord's Shares"), together with, after an occurrence and during the continuance of an Event of Default hereunder, any and all proceeds thereof, including without limitation, any and all dividends, income, interest and distributions earned from or attributable to the investment or deposit of the Pledged Landlord's Shares (the Pledged Landlord's Shares, together with all of the foregoing being collectively referred to herein as the "Security Fund"). Pledgor shall have the right to pledge, as substitute collateral, cash or other security in an amount equal to the fair market value of the substituted shares. Prior to an Event of Default (defined below) all dividends, income, interest and/or distributions earned from or attributable to the investment or deposit of the Security Fund shall be payable to Pledgor; following an Event of Default under the Loan Agreement such amounts shall be added to and become a part of the Security Fund and shall only be disbursed in accordance with the terms of this Agreement. The word "Obligations" is used herein in its most comprehensive sense and includes without limitation any and all debts, obligations and liabilities of Pledgor, Pledgor or any of Pledgor's direct or indirect subsidiaries arising under the Loan Agreement or this Agreement, now or hereafter made, incurred or created, whether voluntary or involuntary and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, and whether Pledgor, Pledgor or any of Pledgor's direct or indirect subsidiaries may be liable individually or jointly, or whether recovery upon such Obligations may be or hereafter become unenforceable.

         (b) Pledgor shall execute and deliver to Secured Party such financing and continuation statements covering the Security Fund and take such other actions as Secured Party may from time to time require to perfect and continue the perfection of Secured Party's security interest in the Security Fund.

         3. CONTINUING AGREEMENT; REVOCATION; OBLIGATION UNDER OTHER AGREEMENTS. This is a continuing agreement and all rights, powers and remedies hereunder shall apply to all past, present and future obligations of Pledgor to Secured Party under the Loan Agreement. This Agreement shall not terminate except in accordance with its terms or Secured Party's written release of Pledgor from its Obligations under this Agreement.

         4. SEPARATE ACTIONS; WAIVER OF STATUTE OF LIMITATIONS; REINSTATEMENT OF LIABILITY. This Agreement is in full force and effect and is binding on Pledgor as of the date written below, regardless of whether Secured Party obtains additional collateral or any guaranties from others or takes any other action contemplated by Pledgor. Pledgor waives the benefit of any statute of limitations affecting Pledgor's liability hereunder or the enforcement thereof, and Pledgor agrees that any payment of any Obligations or other act which shall toll any statute of limitations applicable thereto shall similarly operate to toll such statute of limitations applicable to Pledgor's liability under this Agreement.

         5. REPRESENTATIONS AND WARRANTIES.

         (a) Pledgor represents and warrants to Secured Party that: (i) Pledgor is the owner, directly or indirectly, and has possession or control of the Pledged Landlord's Shares; (ii) Pledgor has the right to pledge the Pledged Landlord's Shares; (iii) the Pledged Landlord's Shares are genuine, free from liens, adverse claims, setoffs, default, prepayment, defenses and conditions precedent of any kind or character, except as previously disclosed to Secured Party in writing by Pledgor; (iv) specifically with respect to Pledged
Landlord's Shares consisting of investment securities, instruments, chattel paper, documents, contracts, insurance policies or any like property, all persons appearing to be obligated thereon have authority and capacity to contract and are bound as they appear to be, and the same comply with applicable laws concerning form, content and manner of preparation and execution; (v) all statements contained herein and, where applicable, in the Pledged Landlord's Shares are true and complete; (vi) no financing statement covering any of the Pledged Landlord's Shares and naming any secured party other than Secured Party, is on file in any public office; and (vii) the pledge, assignment and delivery of the Pledged Landlord's Shares pursuant to this Agreement creates a valid lien and a security interest in the Pledged Landlord's Shares.

         6. COVENANTS OF PLEDGOR.

         (a) Pledgor Agrees in General: (i) to indemnify Secured Party against all losses, claims, demands, liabilities and expenses of every kind caused by property subject hereto, excepting losses relating to the decrease in the market value of the Pledged Landlord's Shares; (ii) to pay all costs and expenses, including reasonable attorneys' fees, incurred by Secured Party any time after the occurrence of an Event of Default in the realization, enforcement and exercise of its rights, powers and remedies hereunder; (iii) to permit Secured Party to exercise its powers; (iv) to execute and deliver such documents as Secured Party deems necessary to create, perfect and continue the security interests contemplated hereby; and (v) not to change its chief place of business or the place where Pledgor keeps any records concerning the Pledged Landlord's Shares without first giving Secured Party written notice of the address to which Pledgor is moving same.

         (b) Pledgor Agrees with Regard to the Security Fund: (i) not to permit any lien on the Security Fund except in favor of Secured Party; (ii) not to withdraw any funds from any deposit account pledged to Secured Party hereunder without Secured Party's prior written consent; (iii) not to sell, hypothecate or otherwise dispose of any of the Pledged Landlord's Shares or any interest therein, without the prior written consent of Secured Party; (iv) to keep, in accordance with generally accepted accounting principles, complete and accurate records regarding all Pledged Landlord's Shares and to permit Secured Party to inspect the same at any reasonable time; (v) if requested by Secured Party following an Event of Default to receive and use reasonable diligence to collect proceeds from the Pledged Landlord's Shares, in trust and as part of the Security Fund to be held in accordance with Section 2(a) above; (vi) not to commingle Pledged Landlord's Shares with other property; (vii) to provide any service and do any other acts or things necessary to keep the Pledged Landlord's Shares free and clear of all defenses, rights of offset and counterclaims; and
(viii) if the Pledged Landlord's Shares consists of securities and so long as no Event of Default exists, to vote said securities and to give consents, waivers and ratifications with respect thereto, provided that no vote shall be cast or consent, waiver or ratification given or action taken which would impair Secured Party's interest in the Security Fund or be inconsistent with or violate any provisions of this Agreement.

         7. POWERS OF SECURED PARTY. Pledgor appoints Secured Party its true attorney in fact to perform any of the following powers, which are coupled with an interest and are irrevocable until this Agreement has been terminated pursuant to its terms and may be exercised from time to time by Secured Party's officers and employees: (a) to perform any obligation of Pledgor hereunder in Pledgor's name or otherwise; (b) to notify any person obligated on any security, instrument or other document subject to this Agreement of Secured Party's rights hereunder; (c) to collect by legal proceedings or otherwise all dividends, interest, principal or other sums now or hereafter payable upon or on account of the Security Fund; (d) to enter into any extension, reorganization, deposit, merger or consolidation agreement, or any other agreement relating to or affecting the Security Fund and in connection therewith to deposit or surrender control of the Security Fund to accept other property in exchange for the Security Fund, and to do and perform such acts and things as Secured Party may deem proper, with any money or property received in exchange for the Security Fund at Secured Party's option, to be applied to the Obligations or held by Secured Party under this Agreement; (e) to make any compromise or settlement Secured Party deems desirable or proper in respect of the Security Fund; (f) to insure, process and preserve the Security Fund; (g) to exercise all rights, powers and remedies which Pledgor would have, but for this Agreement, under all the Pledged Landlord's Shares subject to this Agreement; (h) to do all acts and things and execute all documents in the name of Pledgor or otherwise that are deemed by Secured Party as necessary, proper or convenient in connection with the preservation, perfection or enforcement of its rights hereunder; and (i) to execute and file in Pledgor's name any financing statements and amendments thereto required to perfect Secured Party's security interest hereunder; provided, however, that until the occurrence and only during the continuation of an Event of Default shall Secured Party have the right to exercise the power of attorney for the purposes described in paragraphs (a), (c), (d), (e), (f), (g), or (h). If an Event of Default has occurred and is continuing, any or all of the Security Fund consisting of securities may be registered, without notice, in the name of Secured Party or its nominee, and thereafter Secured Party or its nominee may exercise, without notice, all voting and partnership rights at any meeting of the partners of the issuer thereof, any and all rights of conversion, exchange or subscription, or any other rights, privileges or options pertaining to any Pledged Landlord's Shares all as if it were the absolute owner thereof. The foregoing shall include, without limitation, the right of Secured Party or its nominee to exchange, at its discretion, any and all Pledged Landlord's Shares upon the merger, consolidation, reorganization, recapitalization or other readjustment of the issuer thereof, or upon the exercise by the issuer thereof or Secured Party of any right, privilege or option pertaining to any Pledged Landlord's Shares and in connection therewith, the right to deposit and deliver any and all of the Pledged Landlord's Shares with any committee, depository, transfer agent, registrar or other designated agent upon such terms and conditions as Secured Party may determine. All of the foregoing rights, privileges or options may be exercised without liability except to account for property actually received by Secured Party. Secured Party shall have no duty to exercise any of the foregoing, or any other rights, privileges or options with respect to the Pledged Landlord's Shares and shall not be responsible for any failure to do so or delay in so doing.

         8. CASH COLLATERAL ACCOUNT. Any money received by Secured Party in respect of the Security Fund will be retained by Secured Party in an interest-bearing cash collateral account and the same shall, for all purposes, be deemed part of the Security Fund hereunder.

         9. SECURED PARTY'S CARE AND DELIVERY OF PLEDGED LANDLORD'S SHARES; ADDITIONAL PLEDGE AND RELEASE.

         (a) Secured Party's obligation with respect to the Security Fund in its possession shall be strictly limited to the duty to exercise reasonable care in the custody and preservation of the Security Fund. Such duty shall not include any obligation to ascertain or to initiate any action with respect to maturity dates, conversion, call or exchange rights, or offers to purchase the Pledged Landlord's Shares or any similar matters; provided, however, that Secured Party shall be obligated to inform Pledgor, in writing, of maturity dates, conversion, call or exchange rights, or offers to purchase the Pledged Landlord's Shares or any similar matters of which it has knowledge. Secured Party shall have no duty to take any steps necessary to preserve the rights of Pledgor against prior parties, or to initiate any action to protect against the possibility of a decline in the market value of the Pledged Landlord's Shares. Secured Party shall not be obligated to take any actions with respect to the Pledged Landlord's Shares requested by Pledgor unless such request is made in writing and Secured Party determines, in its reasonable discretion, that the requested action would not unreasonably jeopardize the value of the Pledged Landlord's Shares as security for the Obligations. Secured Party may at any time deliver the Security Fund, or any part thereof, to Pledgor, and the receipt thereof by Pledgor shall be a complete and full acquittance for the Security Fund so delivered, and Secured Party shall thereafter be discharged from any liability or responsibility therefor.

         (b) The Pledged Landlord's Shares shall be released from the lien of the Secured Party under this agreement at the times and in the manner specified in Exhibit A.

         10. PLEDGOR'S WAIVERS.

         Pledgor waives any right to require Secured Party to (i) give notice of the terms, time and place of any public or private sale of personal property security held from Pledgor or any other person or otherwise comply with any other provisions of Section 9-504 Uniform Commercial Code; (ii) pursue any other remedy in Secured Party's power, including the disposition of any other Collateral; or (iii) make any presentments or demands for performance, or give any notices of nonperformance, protests, notices of protest or notices of dishonor in connection with any obligations or evidences of indebtedness held by Secured Party as security or which constitute in whole or in part the Obligations secured hereunder, or in connection with the creation of new or additional Obligations.

         11. AUTHORIZATIONS TO SECURED PARTY. Pledgor authorizes Secured Party either before or after revocation hereof, without notice or demand and without affecting Pledgor's liability hereunder, from time to time to: (a) take and hold security, other than the Pledged Landlord's Shares, for the payment of the Obligations or any part thereof and exchange, enforce, waive and release the Pledged Landlord's Shares, or any part thereof, or any such other security; (b) after an Event of Default, apply the Pledged Landlord's Shares or any other security and direct the order or manner of sale thereof, including without limitation, a non-judicial sale permitted by the terms of this Agreement, as Secured Party in its discretion may determine; (c) release or substitute any one or more of the endorsers or guarantors of the Obligations, or any part thereof, or any other parties thereto; and (d) apply payments received by Secured Party from Pledgor to any Obligations of Pledgor to Secured Party, in such order as Secured Party shall determine in its sole discretion, whether or not any such Obligations is covered by this Agreement, and Pledgor hereby waives any provision of law regarding application of payments which specifies otherwise.

         12. PAYMENT OF TAXES, CHARGES, LIENS AND ASSESSMENTS. Pledgor agrees to pay, prior to delinquency, all taxes, charges, liens and assessments against the Security Fund, and upon the failure of Pledgor to do so, Secured Party at its option may pay any of them and shall be the sole judge of the legality or validity thereof and the amount necessary to discharge the same. Any such payments made by Secured Party shall be obligations of Pledgor to Secured Party, due and payable immediately upon demand, together with interest at a rate determined in accordance with the provisions of Section 17 of this Agreement, and shall be secured by the Security Fund, subject to all terms and conditions of this Agreement.

         13. EVENTS OF DEFAULT. The occurrence of any of the following shall constitute an "Event of Default" under this Agreement: (a) any Event of Default under the Lease; or (b) any representation or warranty made by Pledgor herein shall prove to be incorrect in any material respect when made; or (c) Pledgor shall fail to observe or perform any obligation or agreement contained herein after Secured Party has provided written notice describing such failure and Pledgor has failed within thirty (30) days of receipt of such notice to cure such failure, provided if such cure cannot be completed within such thirty (30) day period, then such cure period shall be extended for so long as Pledgor is diligently prosecuting such cure to completion up to a maximum of ninety (90) days.

         14. REMEDIES. Upon the occurrence of any Event of Default, Secured Party shall have and may exercise without demand any and all rights, powers, privileges and remedies granted to a secured party upon default under the Uniform Commercial Code or otherwise provided to Secured Party by law. All rights, powers, privileges and remedies of Secured Party shall be cumulative. Secured Party may exercise its right of setoff with respect to the Obligations in the same manner as if the Obligations were unsecured. No delay, failure or discontinuance of Secured Party in exercising any right, power, privilege or remedy hereunder shall affect or operate as a waiver of such right, power, privilege or remedy; nor shall any single or partial exercise of any such right, power, privilege or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power, privilege or remedy. Any waiver, permit, consent or approval of any kind by Secured Party of any default hereunder, or any such waiver of any provisions or conditions hereof, must be in writing and shall be effective only to the extent set forth in writing. While an Event of Default exists: (a) Secured Party may, at any time and at Secured Party's sole option, liquidate any time deposits pledged to Secured Party hereunder, whether or not said time deposits have matured and notwithstanding the fact that such liquidation may give rise to penalties for early withdrawal of funds; (b) Secured Party may appropriate the Security Fund and apply all proceeds toward repayment of the Obligations in such order as Secured Party may from time to time elect or, at Secured Party's sole option, place any proceeds in a cash collateral account; and (c) at Secured Party's request, Pledgor will assemble and deliver all Pledged Landlord's Shares not already in the possession of Secured Party, and books and records pertaining thereto, to Secured Party at a reasonably convenient place designated by Secured Party. It is agreed that public or private sales, for cash or on credit, to a wholesaler or retailer or investor, or user of property of the types subject to this Agreement, or public auction, are all commercially reasonable since differences in the sales prices generally realized in the different kinds of sales are ordinarily offset by the differences in the costs and credit risks of such sales. For any part of the Security Fund consisting of securities, Secured Party shall be under no obligation to delay a sale of any portion thereof for the period of time necessary to permit the issuer thereof to register such securities for public sale under any applicable state or federal law, even if the issuer thereof would agree to do so.

         15. DISPOSITION OF PLEDGED LANDLORD'S SHARES. Secured Party shall not transfer all or any part of the Pledged Landlord's Shares or Security Fund except in connection with the exercise of remedies as provided in Section 14 above. Any proceeds of any disposition of any of the Pledged Landlord's Shares or any part thereof, shall be applied by Secured Party to the payment of expenses incurred by Secured Party in connection with the foregoing, including reasonable attorneys' fees, and the balance of such proceeds shall be applied by Secured Party toward the payment of the Obligations in such order of application as Secured Party may from time to time elect.

         16. COSTS, EXPENSES AND ATTORNEYS' FEES. Pledgor shall pay to Secured Party immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees incurred by Secured Party after the occurrence and during the continuance of any Event of Default in exercising any right, power, privilege or remedy conferred by this Agreement or in the enforcement thereof, including any of the foregoing incurred in connection with any bankruptcy proceeding relating to Pledgor or the valuation of the Pledged Landlord's Shares including without limitation, the seeking of relief from or modification of the automatic stay or the negotiation and drafting of a cash collateral order. All of the foregoing shall be paid to Secured Party by Pledgor with interest at a rate per annum equal to the lesser of ten percent (10%) or the maximum rate permitted by law.

         17. GOVERNING LAW; SUCCESSORS, ASSIGNS. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflicts of laws (other than Section 5-1401 of the New York General Obligations Law) and shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties.

         18. SEVERABILITY OF PROVISIONS. If any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or any remaining provisions of this Agreement.

         IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

                                     PLEDGOR

                                     GOLF HOSTS,INC.,
                                     a Delaware corporation


                                     By: ___________________________
                                     Name: _________________________
                                     Its: __________________________




                                  SECURED PARTY

                                  GOLF TRUST OF AMERICA, L.P.,
                                  a Delaware limited partnership

                                  By: GTA GP, Inc., a Maryland corporation
                                      Its: General Partner



                                  By: ___________________________
                                  Name: _________________________
                                  Its: __________________________


                                  By: ___________________________
                                  Name: _________________________
                                  Its: __________________________


Agreed and Acknowledged:

LOST OAKS, L.P.,
a Delaware limited partnership

By: ___________________________
Name: _________________________
Its: __________________________

                                   EXHIBIT I-1



         Release of Pledged Landlord's Shares.


         1. The Pledged Landlord's Shares shall be released, and shall no longer constitute collateral security for the Lease, at the following times and in accordance with the following provisions:

                  (i) One-third (1/3) of the Pledged Landlord's Shares (or an equivalent dollar amount if held in cash or other securities) at such time as the Net Operating Income with respect to the Property shall have been, for each of the two (2) prior Fiscal Years, at least one hundred twenty percent (120%) of the Debt Service payable by Lessee or the Borrower or the Lessee for each such Fiscal Year.

                  (ii) An aggregate of two-thirds (2/3) of the Pledged Landlord's Shares (or an equivalent dollar amount if held in cash or other securities) at such time as the Net Operating Income with respect to the Property shall have been, for each of the two (2) prior Fiscal Years, at least one hundred and thirty percent (130%) of Debt Service payable by Lessee or the Borrower for each such Fiscal Year.

                  (iii) All of the Pledged Landlord's Shares (or an equivalent dollar amount if held in cash or other securities) provided that the Net Operating Income with respect to the Innisbrook Property and the Property shall have been, for each of the two (2) prior Fiscal Years, one hundred and forty percent (140%) of the Debt Service payable by Lessee or the Borrower for each such Fiscal Year.

         Upon Pledgor's request, and at Pledgor's expense, Secured Party shall execute a written instrument of release with respect to any Pledged Landlord's Shares that are released in accordance with the foregoing.

         2. Notwithstanding the provisions of paragraph 1 above, in the event Landlord receives, on or before December 1, 1997, (i) a pledge of the shares of Condocorp as provided in Section 5.3 of the Lease, and (ii) a pledge of 89.1% the shares of Golf Hosts Resorts, Inc., in a form acceptable to Landlord, Landlord agrees to execute an amendment of this Additional Pledge Agreement to provide that 59,302 shares of the Pledged Landlord's Shares would be released, and would no longer constitute collateral security for the Lease, at such time as the Net Operating Income with respect to the Innisbrook Property and the Property shall have been, for each of the two (2) prior Fiscal Years, one hundred and thirteen and one-half percent (113.5%) of the Debt Service payable by Lessee or the Borrower for each such Fiscal Year. The balance of Pledged Landlord's Shares shall be released in accordance with paragraph 1 above.

                                      I-1-1

                                    EXHIBIT J

                                  TARPON WOODS
                           CAPITAL IMPROVEMENT BUDGET


                                  Preliminary (7/15/97         Revised
                                  --------------------        ---------

                                                              (8/27/97)
Parking Lots                            $ 30,000              $ 30,000
Tennis Court/Pool Demo                  $ 10,000              $ 10,000
Restaurant Interior w/Demo              $150,000              $400,000*1
Clubhouse Facade                        $100,000              $ 50,000*1
Cart Area Landscaping                   $ 10,000              $ 10,000
General Landscaping                     $ 50,000              $ 30,000
Expand Putting Green                    $ 10,000              $ 10,000
Golf Shop Interior                      $ 30,000              $130,000*1
Golf Hole Improvements                  $275,000              $150,000
Sinage                                  $ 10,000              $ 10,000
Computer System, etc.                   $ 25,000              $ 25,000
Cart Barn Upgrade                                             $140,000
On Course Restrooms                                           $ 60,000
Name Change Adv. &
Promos                                  ________              $ 30,000
New Equipment                                                 $100,000
Irrigation                                                    $ 65,000
TOTALS                                  $700,000            $1,250,000

*1 There may be an opportunity to reduce these costs through the use of a pre-fabricated building.

                                   EXHIBIT J-1

                                  TARPON WOODS
                                REMODEL SCHEDULE

       1.       Acquisition                        09/26/97
       2.       Plans                     10/01/97-11/30/97
       3.       Permits                   12/01/97-12/31/97
       4.       Demolition                01/01/98-01/15/98
       5.       Reconstruction            01/16/98-04/30/98
       6.       Grand Reopening                    05/01/98

                                      J-1-1

                                    EXHIBIT K

                        CONTINGENT CONSIDERATION FORMULA


         A. Definitions. For purposes of this Exhibit K, the following terms shall have the following meanings:


                  (1) "Adjusted Net Operating Income" means the Conversion Date Net Operating Income divided by 1.135.

                  (2) "Applicable Twelve (12) Month Period" means the Conversion Year.

                  (3) "Capitalization Rate" shall mean 10.50%.

                  (4)  "Company" means Golf Trust of America, Inc.

                  (5) "Company's First Call FFO" means the consensus FFO per share estimate for the Company for the calendar year which includes the Conversion Date, subtracting the Company's capital expenditure reserve per share as estimated for that year as such estimate is reported by First Call (or, if First Call is no longer in general use within the securities industry, by such other reporting service as is then in general use within the securities industry) divided by the average of the Company's closing share price for the thirty (30) trading days immediately preceding the Conversion Date.

                  (6) "Conversion Date" means the April 30 following the date on which Landlord receives written notice that Tenant has irrevocably elected to receive the Contingent Consideration.

                  (7) "Conversion Date Capitalization Rate" shall mean the Company's First Call FFO, plus 200 basis points (but in no event less than the Capitalization Rate).

                  (8) "Conversion Date Net Operating Income" means the Gross Operating Revenue for the Property less the Gross Operating Expenses for the Conversion Year.

                  (9) "Conversion Year" means the calendar year immediately preceding the Conversion Date.

                  (10) "Conversion Notice" shall mean a written notice delivered by Tenant to Landlord whereby Tenant elects to receive the Contingent Consideration. The Conversion Notice may only be given once and must be given on or before April 15 of calendar years 2000, 2001 and 2002. If the Conversion Notice is not given on or before April 15, 2002, Tenant's right to receive the Contingent Consideration shall automatically and irrevocably terminate. The Conversion Notice may not be given prior to March 1, 1999.

                  (11) "Gross Operating Expenses" means the gross operating expenses of the Property for the Applicable Twelve (12) Month Period, calculated in accordance with generally accepted accounting principles consistently applied. For purposes of calculating Gross Operating Expenses, the Florida State Sales/Lease Tax shall be excluded, and Landlord may make discretionary adjustments on a line item basis to reflect stabilized Gross Operating Expenses, including the following adjustments:

                           (a) annual capital replacement reserves shall be including, as reasonably determined by Landlord;

                           (b) annual cash expenditures (including depreciation)
                  for golf carts shall be included, as reasonably determined by Landlord;

                           (c) extraordinary expenditures (such as to repair storm damage) which are not anticipated to recur in the ordinary course shall be excluded, as reasonably determined by Landlord;

                           (d) other  adjustments  to reflect  stabilized  Gross
                  Operating Expenses, as reasonably determined by Landlord shall be made; and

                           (e) depreciation, amortization and debt service shall
                  be excluded.

                  For purposes of determining the Contingent Consideration, Gross Operating Expenses will be adjusted upward by Landlord to the extent such expenses (or any major component thereof) have decreased at a compound annual rate greater than 2% per annum from the Base Year to the Conversion Year or more than 3% (on a year-to-year basis) from the year immediately preceding the Conversion Year, unless, Landlord shall determine that such expense reductions were of a nature so as to be reasonably expected to be sustained.

                  (12) "Gross Operating Revenue" means the gross operating revenue of the Property, including revenue related to the golf course operations, food and beverage operations and sale of merchandise, for the Applicable Twelve (12) Month Period, calculated in accordance with generally accepted accounting principles consistently applied. For purposes of determining the Contingent Consideration, Gross Operating Revenue will be adjusted downward to the extent such revenue has increased by more than 5.0% from the year immediately preceding the Conversion Year to the Conversion Year. Factors to determine sustainability shall include factors such as the creation of new demand generators (i.e., hotel development or condominium development) and the non-recurring nature of any revenue (i.e., a one-time tournament fee).

                  (13) "Net Incremental Income Available for Contingent Consideration" means the Adjusted Net Operating Income for the Applicable Twelve (12) Month Period, increased by the annual capital replacement reserve included in the payment of base rent, preceding the Conversion Date less the rental payment made by the lessee of the Property for the same period.

                  (14) "Net Operating Income" means the Gross Operating Revenue of the Property for the Applicable Twelve (12) Month Period less the Gross Operating Expenses for the same period.

         B. Contingent Consideration.

                  (1) Tenant shall have the right to receive the Contingent Consideration by delivering the Conversion Notice to Landlord; provided that the tenant under the lease at the Property shall have paid percentage rent on an annual basis for the prior calendar year. The Contingent Consideration shall equal the Net Incremental Income Available for Contingent Consideration divided by the Conversion Date Capitalization Rate.

                  (2) Within forty-five (45) days of the Conversion Date, Landlord shall deliver to Tenant the number of shares of common stock of Golf Trust of America, Inc. that equals the Contingent Consideration divided by the per share common stock price of the Company on the Conversion Date.

--------------------------------------------------------------------------------





                                    L E A S E


                           GOLF TRUST OF AMERICA, L.P.

                                    Landlord

                                       and


                 LOST OAKS, L.P., a Delaware Limited Partnership

                                     Tenant


                           Dated as of October 3, 1997








--------------------------------------------------------------------------------

                                TABLE OF CONTENTS



                                                                       Page

ARTICLE 1
LEASED PROPERTY........................................................  1

ARTICLE 2
DEFINITIONS, RULES OF CONSTRUCTION.....................................  2

         2.1  Definitions..............................................  2

ARTICLE 3
TERM................................................................... 14

         3.1      Initial Term......................................... 14
         3.2      Extension Options.................................... 15
         3.3      Right of First Offer to Lease........................ 15

ARTICLE 4
RENT................................................................... 15

         4.1      Rent................................................. 15
         4.2      Increase in Initial Base Rent........................ 16
         4.3      Percentage Rent...................................... 16
         4.4      Annual Reconciliation of Percentage Rent............. 17
         4.5      Increase in Base Rent Following Conversion Date...... 17
         4.6      Record-keeping....................................... 17
         4.7      Additional Charges................................... 17
         4.8      Late Payment of Rent................................. 18
         4.9      Net Lease............................................ 18
         4.10     Allocation of Revenues............................... 18

ARTICLE 5
SECURITY DEPOSIT....................................................... 19

         5.1      Pledge of Stock Options, Stock and Owners Shares..... 19
         5.2      Obligation to Withhold Distributions................. 19
         5.3      Pledge of Stock for Condominiums..................... 19
         5.4      Landlord's Lien...................................... 19
         5.5      Rental Pool.......................................... 20
         5.6      Partial Release...................................... 20

ARTICLE 6
IMPOSITIONS............................................................ 20

         6.1      Payment of Impositions............................... 20
         6.2      Information and Reporting............................ 20
         6.3      Refunds.............................................. 21
         6.4      Utility Charges...................................... 21
         6.5      Assessment Districts................................. 21

                                       (i)

ARTICLE 7
TENANT WAIVERS......................................................... 21

         7.1      No Termination, Abatement, Etc....................... 21
         7.2      Condition of the Property............................ 22

ARTICLE 8
OWNERSHIP OF TANGIBLE PERSONAL PROPERTY................................ 23

         8.1      Property............................................. 23
         8.2      Tenant's Personal Property........................... 24
         8.3      Tenant's Obligations................................. 24
         8.4      Landlord's Waivers................................... 24

ARTICLE 9
USE OF PROPERTY........................................................ 24

         9.1      Use.................................................. 24
         9.2      Specific Prohibited Uses............................. 25
         9.3      Membership Sales..................................... 25
         9.4      Landlord to Grant Easements, Etc..................... 25
         9.6      Valuation of Remainder Interest in Lease............. 26

ARTICLE 10
HAZARDOUS MATERIALS.................................................... 26

         10.1     Intentionally Deleted................................ 26
         10.2     Intentionally Deleted................................ 26
         10.3     Intentionally Deleted................................ 26
         10.4     Intentionally Deleted................................ 26
         10.5     Intentionally Deleted................................ 26
         10.6     Remediation.......................................... 26
         10.7     Tenant's Indemnification of Landlord................. 27
         10.8     Survival of Indemnification Obligations.............. 28
         10.9     Environmental Violations at Expiration or
                  Termination of Lease................................. 28
         10.10    Environmental Statements............................. 28

ARTICLE 11
MAINTENANCE AND REPAIR................................................. 28

         11.1     Tenant's Obligations................................. 28
         11.2     Waiver of Statutory Obligations...................... 29
         11.3     Mechanic's Liens..................................... 30
         11.4     Surrender of Property................................ 30

ARTICLE 12
TENANT IMPROVEMENTS; SUBMITTAL OF BUDGETS; FINANCIAL
STATEMENTS............................................................. 30

         12.1     Tenant's Right to Construct.......................... 30
         12.2     Scope of Right....................................... 31
         12.3     Cooperation of Landlord.............................. 31
         12.4     Capital Replacement Fund............................. 32

                                      (ii)

         12.5     Rights in Tenant Improvements........................ 32
         12.6     Landlord's Right to Audit Calculation of Gross
                  Golf Revenue......................................... 33
         12.7     Annual Budget........................................ 33
         12.8     Financial Statements................................. 35
         12.9     Landlord Improvements................................ 36

ARTICLE 13
LIENS, ENCROACHMENTS AND OTHER TITLE MATTERS........................... 36

         13.1     Liens................................................ 36
         13.2     Encroachments and Other Title Matters................ 37

ARTICLE 14
PERMITTED CONTESTS..................................................... 38

         14.1     Authorization........................................ 38
         14.2     Indemnification of Landlord.......................... 39

ARTICLE 15
INSURANCE.............................................................. 39

         15.1     General Insurance Requirements....................... 39
         15.2     Other Insurance...................................... 40
         15.3  Replacement Cost........................................ 40
         15.4     Waiver of Subrogation................................ 41
         15.5     Form Satisfactory, Etc............................... 41
         15.6     Change in Limits..................................... 41
         15.7     Blanket Policy....................................... 42
         15.8     Insurance Proceeds................................... 42
         15.9     Disbursement of Proceeds............................. 42
         15.10    Excess Proceeds, Deficiency of Proceeds.............. 43
         15.11    Reconstruction Covered by Insurance.................. 44
         15.12    Reconstruction Not Covered by Insurance.............. 44
         15.13    No Abatement of Rent................................. 44
         15.14    Waiver............................................... 45
         15.15    Damage Near End of Term.............................. 45

ARTICLE 16
CONDEMNATION........................................................... 45

         16.1     Total Taking......................................... 45
         16.2     Partial Taking....................................... 45
         16.3     Restoration.......................................... 45
         16.4     Award-Distribution................................... 46
         16.5     Temporary Taking..................................... 46

ARTICLE 17
EVENTS OF DEFAULT...................................................... 46

         17.1     Events of Default.................................... 46
         17.2     Payment of Costs..................................... 48
         17.3     Certain Remedies..................................... 48

                                      (iii)

         17.4     Damages.............................................. 48
         17.5     Additional Remedies.................................. 50
         17.6     Appointment of Receiver.............................. 50
         17.7     Waiver............................................... 50
         17.8     Application of Funds................................. 50
         17.9     Impounds............................................. 50

ARTICLE 18
LANDLORD'S RIGHT TO CURE TENANT'S DEFAULT.............................. 50

ARTICLE 19
LEGAL REQUIREMENTS..................................................... 51

ARTICLE 20
HOLDING OVER........................................................... 51


ARTICLE 21
RISK OF LOSS........................................................... 52

ARTICLE 22
INDEMNIFICATION........................................................ 52

         22.1     Tenant's Indemnification of Landlord................. 52
         22.2     Landlord's Indemnification of Tenant................. 53
         22.3     Mechanics of Indemnification......................... 53
         22.4     Survival of Indemnification Obligations;
                  Available Insurance Proceeds......................... 54

ARTICLE 23
SUBLETTING AND ASSIGNMENT.............................................. 54

         23.1     Prohibition Against Assignment....................... 54
         23.2     Subleases............................................ 54
         23.3     Transfers............................................ 56
         23.4     REIT Limitations..................................... 56
         23.5     Right of First ...................................... 56
         23.6     Bankruptcy Limitations............................... 57
         23.7     Management Agreement................................. 59

ARTICLE 24
OFFICER'S CERTIFICATES AND OTHER STATEMENTS............................ 59

         24.1     Officer's Certificates............................... 59
         24.2     Environmental Statements............................. 59

ARTICLE 25
LANDLORD MORTGAGES..................................................... 60

         25.1     Landlord May Grant Liens............................. 60
         25.2     Tenant's Non-Disturbance Rights...................... 60
         25.3     Facility Mortgage Protection......................... 60

                                      (iv)

ARTICLE 26
SALE OF FEE INTEREST................................................... 61

         26.1     Right of First Offer to Purchase..................... 61
         26.2     Conveyance by Landlord............................... 61

ARTICLE 27
ARBITRATION............................................................ 61

         27.1     Arbitration.......................................... 62
         27.2     Arbitration Procedures............................... 62

ARTICLE 28
MISCELLANEOUS.......................................................... 62

         28.1     Landlord's Right to Inspect.......................... 62
         28.2     Breach by Landlord................................... 63
         28.3     Competition Between Landlord and Tenant.............. 63
         28.4     No Waiver............................................ 63
         28.5     Remedies Cumulative.................................. 63
         28.6     Acceptance of Surrender.............................. 63
         28.7     No Merger of Title................................... 64
         28.8     Quiet Enjoyment...................................... 64
         28.9     Notices.............................................. 64
         28.10    Survival of Claims................................... 65
         28.11    Invalidity of Terms or Provisions.................... 65
         28.12    Prohibition Against Usury............................ 65
         28.13    Amendments to Lease.................................. 65
         28.14    Successors and Assigns............................... 65
         28.15    Titles............................................... 65
         28.16    Governing Law........................................ 65
         28.17    Memorandum of Lease.................................. 65
         28.18    Attorneys' Fees...................................... 65
         28.19    Non-Recourse as to Landlord and Tenant............... 66
         28.20    No Relationship...................................... 67
         28.21    Reletting............................................ 67
         28.22    Landlord's Determination of Facts.................... 67
         28.23    Time is of the Essence............................... 68



                                       (v)

Exhibits

Exhibit A -         Legal Description of the Land
Exhibit B -         Schedule of Improvements
Exhibit C -         Other Leased Property
Exhibit D -         Pledge Agreement
Exhibit E -         Intentionally Deleted
Exhibit F -         Calculation of Gross Golf Revenue for the
                    Base Year by Quarter
Exhibit G -         Stock Options Pledge Agreement
Exhibit H -         Disbursement Procedures
Exhibit I -         Additional Pledge Agreement
Exhibit J -         Tarpon Woods Capital Improvement Budget
Exhibit K -         Contingent Contribution Formula


                                      (vi)